Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company

Abitibi-Consolidated Inc. (“ACI”) 1155 Metcalfe Street Suite 800 Montreal, Québec H3B 5H2

2.	Date of Material Change

January 29, 2007

3.	News Release

The news release attached hereto as Schedule A with respect to the material change referred to in this report was issued through CNW Telbec on January 29, 2007, and was filed with the Canadian securities regulatory authorities via SEDAR on January 29, 2007.

4.	Summary of Material Change

ACI and Bowater Incorporated (“Bowater”) have agreed, subject to applicable shareholder, regulatory and court approvals, to combine the companies in an all-stock merger of equals. ACI, Bowater, Alpha-Bravo Holdings Inc. (“Parent”), Alpha-Bravo Merger Sub Inc. (“Merger Sub”) and Bowater Canada Inc. (“ExchangeCo”) entered into a Combination Agreement and Agreement and Plan of Merger dated as of January 29, 2007 (the “Combination Agreement”), attached hereto as Schedule B, which sets out the terms and conditions of the proposed transaction. Pursuant to the Combination Agreement, the name of Parent is being changed to AbitibiBowater Inc. (“AbitibiBowater”). Parent is a newly formed entity owned 50% by each of ACI and Bowater, and Merger Sub is a newly formed, wholly-owned direct subsidiary of Parent.

5.	Full Description of Material Change

ACI and Bowater have agreed, subject to applicable shareholder, regulatory and court approvals, to combine the companies. The combination, if proceeded with, would effect a merger of equals pursuant to (i) a plan of arrangement (the “Plan of Arrangement”) of ACI under the Canada Business Corporations Act, utilizing an exchangeable share structure and (ii) a merger of Merger Sub with and into Bowater (the “Merger”).

The Combination Agreement provides that ACI will effect the Plan of Arrangement pursuant to which each issued and outstanding common share of ACI will be transferred to AbitibiBowater in exchange for 0.06261 (the “ACI Exchange Ratio”) of a share of AbitibiBowater common stock (the “Arrangement” and, collectively with the Merger, the “Transactions”). Pursuant to the Plan of Arrangement, any taxable Canadian resident holder of ACI common shares may elect to receive, in lieu of shares of AbitibiBowater common stock, exchangeable shares of ExchangeCo which are exchangeable for corresponding shares of AbitibiBowater common stock on a one-for-one basis. As a result, ACI will continue as a wholly-owned subsidiary of AbitibiBowater and the former shareholders of ACI who receive AbitibiBowater shares pursuant to the Arrangement will become stockholders of AbitibiBowater.
The Exchangeable Shares will be exchangeable at any time for AbitibiBowater common stock and will, prior to exchange, (i) mirror the economics of the AbitibiBowater common stock and (ii) through a voting trust mechanism, have the same voting rights as the AbitibiBowater common stock.
The Combination Agreement also provides for the Merger pursuant to which each issued and outstanding share of Bowater common stock will be cancelled and converted into the right to receive 0.52 (the “Bowater Exchange Ratio”) of a share of AbitibiBowater common stock. In the Merger, Bowater will be the surviving corporation and continue as a wholly-owned subsidiary of AbitibiBowater, and the former stockholders of Bowater will become stockholders of AbitibiBowater.
All ACI and Bowater stock options, stock appreciation rights and other stock-based awards outstanding at the effective time of the Transactions, whether vested or unvested, will be converted into options, stock appreciation rights or stock-based awards with respect to AbitibiBowater common stock (except for those options, stock appreciation rights or stock-based awards of Bowater that are required to be repurchased by Bowater as a result of the Transactions). The number of shares subject to such converted stock options, stock appreciation rights and stock-based awards will be adjusted by multiplying the number of shares subject to such ACI or Bowater stock option, stock appreciation right or stock-based award by the ACI Exchange Ratio, in the case of ACI, and by the Bowater Exchange Ratio, in the case of Bowater. Similarly, the exercise price of the converted stock options or base price of the stock appreciation rights will be adjusted by dividing such price by the ACI or Bowater Exchange Ratio, as appropriate, rounded to the nearest one-hundredth of a cent. The options, stock appreciation rights and other stock-based awards to acquire AbitibiBowater common stock will be issued subject to the same terms and conditions as were applicable under the respective ACI or Bowater plans pursuant to which each option, stock appreciation right or stock-based award was initially issued, but taking into account any changes thereto, including acceleration thereof, by reason of the Combination Agreement or the Transactions.

The Transactions are being structured to be tax deferred for all U.S. shareholders of ACI and U.S. stockholders of Bowater and tax deferred for taxable Canadian resident shareholders of ACI who properly elect to receive Exchangeable Shares under the Plan of Arrangement.
Application will be made to list the AbitibiBowater common stock on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”). Application will also be made to list Exchangeable Shares on the TSX. The Transactions are expected to close in the third quarter of 2007.
John W. Weaver, currently President and Chief Executive Officer of ACI, will be Executive Chairman of AbitibiBowater. David J. Paterson, currently Chairman, President and Chief Executive Officer of Bowater will be President and Chief Executive Officer of AbitibiBowater. The Board of Directors of AbitibiBowater will consist of 14 directors, seven from each company.
AbitibiBowater’s headquarters and executive office will be in Montreal, Québec. The company will also have a U.S. regional manufacturing and sales office in Greenville, South Carolina.
Board Recommendations
The board of directors of ACI (i) has determined unanimously that the Combination Agreement and the Transactions are advisable and fair to and in the best interests of ACI and its shareholders, (ii) has received written fairness opinions from its financial advisors to the effect that the ACI Exchange Ratio is fair, from a financial point of view, to the holders of ACI common shares and (iii) will recommend in its management information circular to be delivered to its shareholders that such holders vote in favour of the Arrangement.
The board of directors of Bowater (i) has determined unanimously that the Combination Agreement and the Transactions are advisable and fair to and in the best interests of Bowater and its stockholders, (ii) has received written fairness opinions from its financial advisors to the effect that the Bowater Exchange Ratio is fair, from a financial point of view, to the holders of Bowater common stock and (iii) will recommend in its proxy statement to be delivered to its stockholders that such holders vote in favour of the Merger.
Combination Agreement
The following description of certain elements of the Transactions are qualified by reference to the terms and conditions of the Combination Agreement.
Approvals
The Transactions are subject to approvals by the shareholders of ACI and the stockholders of Bowater and appropriate regulatory authorities. A 66 2/3% majority of the ACI common shares, voting at a meeting of the shareholders of

ACI to be called to approve the Arrangement, will be required. In addition, a majority of the outstanding Bowater common stock will be required at a meeting of the stockholders of Bowater to be called to approve the Merger. The Plan of Arrangement must also be approved by the Superior Court of Québec. Registered holders of ACI common shares will be entitled to rights of dissent in connection with the approval of the Plan of Arrangement.
Representations and Warranties
ACI and Bowater have each made customary representations, warranties and covenants in the Combination Agreement, including, among others, covenants to conduct their businesses in the ordinary course between the execution of the Combination Agreement and the consummation of the Transactions and covenants not to engage in certain kinds of transactions during that period. In addition, ACI and Bowater have made certain additional customary covenants, including, among others, covenants, subject to certain exceptions, (A) to cause shareholder meetings to be held to consider approval of the Transactions and the other transactions contemplated by the Combination Agreement, (B) not to solicit proposals relating to alternative business combination transactions, and (C) not to enter into discussions concerning, or provide confidential information in connection with, alternative business combination transactions unless the failure to do so would be inconsistent with the fiduciary duties of their respective board of directors.
Conditions
Consummation of the Transactions is subject to customary conditions, including, among others, (i) approval of the shareholders of each of ACI and Bowater, (ii) receipt of the interim order and the final order of the Superior Court of Québec, approving the Arrangement, (iii) absence of any material adverse effect, (iv) expiration or termination of the applicable Hart-Scott-Rodino Act waiting period, (v) approval under the Competition Act (Canada), (vi) receipt of certain notices under the Investment Canada Act, (vii) the absence of any order or injunction prohibiting the consummation of the Transactions, (viii) the registration statement of AbitibiBowater filed on Form S-4 having become effective, (ix) shares of AbitibiBowater common stock having been approved for listing on the NYSE and the TSX, (x) the Exchangeable Shares having been approved for listing on the TSX, (xi) subject to certain exceptions generally qualified by material adverse effect, the accuracy of representations and warranties with respect to ACI’s and Bowater’s business, as applicable, and (xi) the holders of no more than 12% of ACI’s common shares having exercised their dissent rights in respect of the Arrangement.
Non-solicitation, Superior Proposal, Termination and Break Fee
Subject to certain exceptions, each of ACI and Bowater have agreed in the Combination Agreement that it will not solicit offers by any third parties to effect a business combination with any third party, and as to procedures regarding any superior proposals. The Combination Agreement contains certain mutual termination rights for ACI and Bowater, and further provides that, upon termination of the Combination Agreement under specified circumstances, a party would be required to pay the other party’s fees and expenses in an amount not to exceed US$12,000,000 and a termination fee of US$28,000,000.
The foregoing description of the Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the Combination Agreement, which is filed as Schedule B hereto, and is incorporated into this report by reference.
6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact Pierre Rougeau, Senior Vice-President, Corporate Development and Chief Financial Officer at (514) 394-2264.

9.	Date of Report

January 31, 2007

SCHEDULE A — PRESS RELEASE
See attached.

SCHEDULE B — COMBINATION AGREEMENT
See attached.

Schedule A

ABITIBI-CONSOLIDATED AND BOWATER TO COMBINE IN MERGER OF EQUALS
THAT WILL CREATE GLOBAL LEADER IN PUBLICATION PAPERS
•	AbitibiBowater Will Be 3rd Largest Public Paper And Forest Products Company In North America, 8th Largest In World

•	Anticipated Annual Cost Synergies Of Approximately US$250 Million

•	New Company Will Be Better Positioned To Meet Changing Customer Needs And Compete More Effectively In An Increasingly Global Market

•	Headquarters and Executive Office To Be In Montréal, Québec; U.S. Regional Manufacturing and Sales Office To Be In Greenville, SC

•	John W. Weaver To Be Executive Chairman; David J. Paterson To Be President And CEO
MONTREAL, QUÉBEC, and GREENVILLE, SC, January 29, 2007 — Abitibi-Consolidated Inc. (NYSE: ABY, TSX: A) and Bowater Incorporated (NYSE: BOW, TSX: BWX) today announced a definitive agreement to combine in an all-stock merger of equals. The combination will create a new leader in publication papers — an operationally and financially stronger company better able to meet changing customer needs, compete more effectively in an increasingly global market, adapt to lower demand for newsprint in North America, and deliver increased value to shareholders.
The combined company, which will be called AbitibiBowater Inc., will have pro forma annual revenues of approximately US$7.9 billion (C$9.3 billion), making it the 3rd largest publicly traded paper and forest products company in North America and the 8th largest in the world. The current combined enterprise value of the two companies is in excess of US$8 billion (C$9.4 billion).
John W. Weaver, President and Chief Executive Officer of Abitibi-Consolidated, will be Executive Chairman of AbitibiBowater, and David J. Paterson, Chairman, President and Chief Executive Officer of Bowater, will be President and Chief Executive Officer of AbitibiBowater. The AbitibiBowater Board of Directors will consist of 14 directors, seven from each company.
AbitibiBowater’s headquarters and executive office will be located in Montréal, Québec, with a U.S. regional manufacturing and sales office in Greenville, South Carolina. The company, which will be incorporated in Delaware as the new parent company, will apply to list its shares on the New York and Toronto stock exchanges.
Under the terms of the transaction, each common share of Abitibi-Consolidated will be exchanged for 0.06261 common share of AbitibiBowater, and each Bowater common share will be exchanged for 0.52 common share of AbitibiBowater. The exchange ratio

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will result in 48% of AbitibiBowater being owned by former Abitibi-Consolidated shareholders and 52% of AbitibiBowater being owned by former Bowater shareholders.
The combination is expected to generate approximately US$250 million (C$295 million) of annualized cost synergies from improved efficiencies in such areas as production, selling, general and administrative (SG&A) costs, distribution and procurement. These synergies are in addition to cost saving initiatives already in process at both companies.
Mr. Weaver said, “The new AbitibiBowater will be a global leader headquartered in Canada with a brighter future than either company would have on its own. The combined company’s ability to realize significant synergies will increase shareholder value, improve our financial flexibility and better position us to compete in today’s increasingly competitive global marketplace. Combining our companies is also the best way to continue to contribute to the local and regional economies of the communities in which we operate.”
Mr. Paterson said, “This is a logical strategic step to address the realities of today’s marketplace. A more efficient manufacturing platform will enable us to bring our customers better product quality, new product innovation, and improved logistical flexibility. Both Abitibi-Consolidated and Bowater shareholders will benefit from the upside potential of a financially stronger company that is able to generate significant cost synergies, improve its balance sheet, and compete more effectively.”
AbitibiBowater’s product lines will include newsprint, uncoated and coated mechanical papers, market pulp, and wood products. The company will also be one of the world’s leading consumers of recycled newspapers and magazines as it builds on the existing efforts of both companies to be leaders in environmentally sustainable production practices.
AbitibiBowater will own or operate 32 pulp and paper facilities and 35 wood product facilities located mainly in Eastern Canada and the Southeastern U.S. Pro forma combined paper production capacity is approximately 11.3 million tonnes per year and about 3.1 billion board feet of lumber.
Transaction Details
The exchanges of Abitibi-Consolidated and Bowater common shares for AbitibiBowater common shares will be tax deferred for U.S. resident holders of Abitibi-Consolidated and Bowater common shares. Taxable Canadian resident holders of Abitibi-Consolidated common shares may elect to receive on a tax-deferred basis exchangeable shares of a Canadian subsidiary of AbitibiBowater. AbitibiBowater will apply to list these exchangeable shares on the Toronto Stock Exchange. These shares will be exchangeable into AbitibiBowater common shares at the option of their holders.
For Abitibi-Consolidated, the combination will be achieved through a Canadian Court-approved Plan of Arrangement requiring the affirmative vote of the holders of two-thirds of the Abitibi-Consolidated common shares present or represented by proxy at a meeting of Abitibi-Consolidated shareholders. For Bowater, the combination will be

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effected through a Delaware merger requiring the affirmative vote of a majority of all outstanding Bowater common shares at a meeting of Bowater shareholders.
The combination has been approved unanimously by the Boards of Directors of both companies, which received fairness opinions from their respective financial advisors. The combination is subject to approval by the shareholders of both companies, regulatory approvals, and customary closing conditions. It is expected to be completed in the third quarter of 2007. Abitibi-Consolidated and Bowater will continue to operate separately until the transaction closes.
For Abitibi-Consolidated, CIBC World Markets Inc. and Credit Suisse Securities (USA) LLC acted as financial advisors and Paul, Weiss, Rifkind, Wharton & Garrison LLP, Davies Ward Phillips & Vineberg LLP, and McCarthy Tétrault LLP acted as legal advisors.
For Bowater, Goldman, Sachs & Co. and UBS Investment Bank acted as financial advisors and Troutman Sanders LLP, Ogilvy Renault LLP, and Mayer, Brown, Rowe & Maw LLP acted as legal advisors.
Investor Conference Call
Abitibi-Consolidated and Bowater will hold a conference call today at 9:00 a.m. EST for the investment community. To access the call, please dial (866) 356-3095 (international: (617) 597-5391) and enter code 88036053. A replay of the conference call will be available as soon as practicable following the end of the call. To access the rebroadcast, please dial (888) 286-8010 (international: (617) 801-6888) and enter code 66979865. The call will also be webcast on www.abitibiconsolidated.com, www.bowater.com and on the transaction website: www.abitibibowater.com. A slide presentation to be referenced on the call will also be made available on the same websites prior to the call. Participants not able to listen to the live conference call can access a replay along with the slide presentation, both of which will be archived online.
Press Conference
A press conference hosted by Messrs. Weaver and Paterson will be held today at the Fairmont Queen Elizabeth Hotel, in the Peribonka Room (900 René-Lévesque Blvd. West, Montréal, Québec) at 11:00 a.m. EST. Media representatives who are unable to attend in person may participate by dialing (866) 202-1971 within North America and (617) 213-8842 outside North America and entering code 16060898. A live webcast of the press conference will be available on the transaction website: www.abitibibowater.com, which may also be accessed via links on both companies’ websites, www.abitibiconsolidated.com, and www.bowater.com. An archived version of this webcast will also be posted on the dedicated website.
About Abitibi-Consolidated Inc.
Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving clients in some 70 countries from its 45 operating facilities. Abitibi-Consolidated is among the largest recyclers of newspapers and magazines in North America, diverting annually approximately 1.9

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million tonnes of waste paper from landfills. It also ranks first in Canada in terms of total certified woodlands.
About Bowater Incorporated
Bowater Incorporated is a leading producer of coated and specialty papers and newsprint. In addition, the company sells bleached market pulp and lumber products. Bowater has 12 pulp and paper mills in the United States, Canada and South Korea. In North America, it also owns two converting facilities and 10 sawmills. Bowater’s operations are supported by approximately 835,000 acres of timberlands owned or leased in the United States and Canada and 28 million acres of timber cutting rights in Canada. Bowater operates six recycling plants and is one of the world’s largest consumers of recycled newspapers and magazines.
Contacts

Investors:	Investors:
Abitibi-Consolidated	Bowater
Francesco Alessi	Duane A. Owens
Vice-President, Investor Relations and Taxation	Vice President and Treasurer
(514) 394-2341	(864) 282-9488
falessi@abitibiconsolidated.com	owensda@bowater.com

Media:	Media:
Abitibi-Consolidated	Bowater
Denis Leclerc	Jim Barron/Dan Gagnier/Kara Findlay
Public Affairs	Sard Verbinnen & Co
(514) 394-3601	(212) 687-8080
denis_leclerc@abitibiconsolidated.com
Forward-Looking Statements
Any statements made regarding the proposed transaction between Abitibi-Consolidated and Bowater, the expected timetable for completing the transaction, benefits or synergies of the transaction, and other statements contained in this press release that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “projects,” “intends,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater (separately and together the “Companies”). Such statements include, but are not limited to, statements about future financial and operating results, Abitibi-Consolidated’s and Bowater’s plans, objectives, expectations and intentions, the markets for Abitibi-Consolidated’s and Bowater’s products, the future development of Abitibi-Consolidated’s and Bowater’s business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject and other statements that are not historical facts. The press release also includes information that has not been reviewed by the Companies’ independent auditors. There is no assurance the transaction contemplated in this press release will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this press release are expressly qualified by information contained in each company’s filings with regulatory authorities.
The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the

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combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders or stockholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the transaction may not be fully realized or may take longer to realize than expected; and disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated’s and Bowater’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities commissions and available at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.
Additional Information and Where to Find it
In connection with the proposed transaction, AbitibiBowater will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a proxy statement/prospectus of Bowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the joint proxy statement/ prospectus/ management information circular regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/ prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Copies of the joint proxy statement/ prospectus/management information circular and the filings with the SEC and the Canadian securities commissions that will be incorporated by reference in the joint proxy statement/ prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montréal, Québec, Canada H3B 5H2, Attention: Investor Relations, (514) 394-2341,or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations, (864) 271-7733.
Participants in the Solicitation
Abitibi-Consolidated, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi-Consolidated’s directors and executive officers is available in the 2005 Annual Report on Form 40-F filed with the SEC by Abitibi-Consolidated on March 31, 2006, and the management information circular with respect to Abitibi-Consolidated’s 2006 Annual Meeting of Shareholders filed by Abitibi-Consolidated on SEDAR on March 31, 2006. Information regarding Bowater’s directors and executive officers is available in the Annual Report on Form 10-K filed with the SEC by Bowater on March 13, 2006 and the Proxy Statement with respect to Bowater’s 2006 Annual Meeting of Stockholders filed by Bowater with the SEC on April 12, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/ prospectus/management information circular and other relevant materials to be filed with the SEC and the Canadian securities commissions when they become available.
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Schedule B
COMBINATION AGREEMENT AND
AGREEMENT AND PLAN OF MERGER
Dated as of January 29, 2007
Among
ALPHA-BRAVO HOLDINGS INC.,
ABITIBI-CONSOLIDATED INC.,
BOWATER INCORPORATED,
ALPHA-BRAVO MERGER SUB INC.,
and
BOWATER CANADA INC.

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Exhibits

Exhibit A	Form of Arrangement Resolution

Exhibit B	Form of Plan of Arrangement

Exhibit C	Exchangeable Share Support Agreement

Exhibit D	Voting and Exchange Trust Agreement

Exhibit E	Form of Parent Amended and Restated Certificate of Incorporation

Exhibit F	Form of Parent Amended and Restated Bylaws

Exhibit G	Form of ExchangeCo Articles of Amendment

Exhibit H	Form of Parent Certificate of Designation

COMBINATION AGREEMENT AND
AGREEMENT AND PLAN OF MERGER
          COMBINATION AGREEMENT AND AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of January 29, 2007, among ALPHA-BRAVO HOLDINGS INC., a Delaware corporation (“Parent”), ABITIBI-CONSOLIDATED INC., a corporation amalgamated under the laws of Canada (“ACI”) BOWATER INCORPORATED, a Delaware corporation (“Bowater”), ALPHA-BRAVO MERGER SUB INC., a Delaware corporation (“Merger Sub”), and BOWATER CANADA INC., a corporation incorporated under the laws of Canada (“ExchangeCo”).
          WHEREAS, the Board of Directors of each of Parent, ACI, Bowater and Merger Sub has deemed it advisable and in the best interests of such companies and their respective shareholders to effect the business combination and other transactions provided for herein, including the Arrangement pursuant to the Plan of Arrangement and the Merger, each as described herein;
          WHEREAS, the parties hereto intend that the Arrangement will provide shareholders of ACI who are residents of Canada and not exempt from tax for purposes of the Canadian Tax Act with the opportunity to exchange their ACI Common Shares for Exchangeable Shares on a tax-deferred or “rollover” basis for Canadian income tax purposes; and
          WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for purposes of the Code and (ii) the Merger and the Arrangement, taken together, shall qualify as an exchange described in Section 351 of the Code.
          WHEREAS, promptly following the execution hereof, the parties will cause the name of Parent to be changed to “AbitibiBowater Inc.”;
          NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
          SECTION 1.01 Terms Defined in this Section. In addition to terms defined elsewhere in this Agreement, the following terms, when used in this Agreement, shall have the meanings set forth below:
     “1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

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     “1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.
     “ACI Balance Sheet” means the consolidated balance sheet of ACI, and the notes related thereto, set forth in ACI’s interim consolidated financial statements for the fiscal quarter ended September 30, 2006 filed with the Canadian Securities Regulatory Authorities.
     “ACI Balance Sheet Date” means September 30, 2006.
     “ACI Exchange Ratio” means 0.06261.
     “ACI Key Personnel” means any director, officer or other employee of ACI or any Subsidiary of ACI with annual base compensation in excess of $200,000.
     “ACI Material Adverse Effect” means any change, effect, event, occurrence or development which individually or in the aggregate (i) is or would reasonably be expected to be materially adverse to the business, assets, financial condition, liabilities or results of operations of ACI and its Subsidiaries, taken as a whole; provided that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether something has had or would reasonably be expected to have an ACI Material Adverse Effect: (1) any change, effect, event, occurrence or development in the financial, securities or capital markets or the economy in general; (2) any change, effect, event, occurrence or development in the industries in which ACI or any of its Subsidiaries operates in general; (3) any change in the demand or pricing for paper or wood products; (4) the performance of obligations under this Agreement (other than any obligation to operate in the ordinary course of business), provided that the exception in this clause (4) shall not affect the representations and warranties of ACI in Section 5.04(c) or Section 5.04(d), or the conditions in Sections 8.01(e) through 8.01(h); (5) any change, effect, event, occurrence or development in the currency markets or currency fluctuations generally, including any change in the exchange rate between the Canadian and U.S. dollars; (6) any change, effect, event, occurrence or development resulting from or relating to any change in the market price of crude oil, natural gas or related hydrocarbons or other sources of energy or the market prices of other raw materials used by ACI or any of its Subsidiaries; (7) any change, effect, occurrence or development resulting from or relating to the announcement of the execution of this Agreement or the transactions contemplated by this Agreement, provided that the exception in this clause (7) shall not affect the representations and warranties of ACI in Section 5.04(c) or Section 5.04(d), or the conditions in Sections 8.01(e) through 8.01(h); or (8) any change in the trading prices of ACI’s equity securities, by itself, (it being understood that the foregoing shall not prevent a party from asserting that any change, event, occurrence, effect or development that may have contributed to or caused such change in trading prices independently constitutes an ACI Material Adverse Effect); provided, further, that, with respect to clauses (1) and (2), such change, effect, event, occurrence or development does not disproportionately impact ACI and its Subsidiaries compared to other similarly situated companies (by size or otherwise) operating in the principal industries and geographic areas in which ACI and its Subsidiaries operate; or (ii) is or would reasonably be expected to impair in any material respect the ability of ACI to consummate the Arrangement and the other transactions contemplated by this Agreement or to perform its obligations under this Agreement.

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     “ACI Meeting” means the meeting of holders of ACI Common Shares, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider, or at which will be considered, the Arrangement and other matters related to this Agreement and the Arrangement.
     “ACI Personnel” means any current or former employee, director, officer or consultant of ACI or any of its Subsidiaries.
     “ACI Specified Personnel” means any director, officer or other employee of ACI or any Subsidiary of ACI who is party, as of the date hereof, to any change in control agreement, or similar agreement which provides for similar benefits in connection with certain terminations of employment following a change in control of ACI, with ACI or any of its Subsidiaries.
     “ACI Share-Based Award” means a right of any kind, contingent or accrued, to receive ACI Common Shares or benefits measured by the value of a number of ACI Common Shares, and each award of any kind consisting of ACI Common Shares, granted under the ACI Stock Plans (including restricted stock, restricted stock units, deferred stock units and dividend equivalents), other than ACI Stock Options or ACI SARs.
     “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.
     “ARC” means an advance ruling certificate issued by the Commissioner pursuant to Section 102 of the Competition Act in respect of the transactions contemplated by this Agreement.
     “Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.04 hereof or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order.
     “Arrangement Resolution” means the special resolution of the holders of the ACI Common Shares to be considered at the ACI Meeting substantially in the form of, and with the content provided in, Exhibit A hereto.
     “Articles of Arrangement” means the articles of arrangement of ACI in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made.
     “Bowater Balance Sheet” means the consolidated balance sheet of Bowater, and the notes thereto, set forth in Bowater’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2006.
     “Bowater Balance Sheet Date” means September 30, 2006.
     “Bowater Exchange Ratio” means 0.52000.

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     “Bowater Key Personnel” means any director, officer or other employee of Bowater or any Subsidiary of Bowater with annual base compensation in excess of $200,000.
     “Bowater Material Adverse Effect” means any change, effect, event, occurrence or development which individually or in the aggregate (i) is or would reasonably be expected to be materially adverse to the business, assets, financial condition, liabilities or results of operations of Bowater and its Subsidiaries, taken as a whole; provided that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether something has had or would reasonably be expected to have a Bowater Material Adverse Effect: (1) any change, effect, event, occurrence or development in the financial, securities or capital markets or the economy in general; (2) any change, effect, event, occurrence or development in the industries in which Bowater or any of its Subsidiaries operates in general; (3) any change in the demand or pricing for paper or wood products; (4) the performance of obligations under this Agreement (other than any obligation to operate in the ordinary course of business), provided that the exception in this clause (4) shall not affect the representations and warranties of Bowater in Section 4.04(c) or Section 4.04(d), or the conditions in Sections 8.01(e) through 8.01(h); (5) any change, effect, event, occurrence or development in the currency markets or currency fluctuations generally, including any change in the exchange rate between the Canadian and U.S. dollars; (6) any change, effect, event, occurrence or development resulting from or relating to any change in the market price of crude oil, natural gas or related hydrocarbons or other sources of energy or the market prices of other raw materials used by Bowater or any of its Subsidiaries; (7) any change, effect, occurrence or development resulting from or relating to the announcement of the execution of this Agreement or the transactions contemplated by this Agreement, provided that the exception in this clause (7) shall not affect the representations and warranties of Bowater in Section 4.04(c) or Section 4.04(d), or the conditions in Sections 8.01(e) through 8.01(h); or (8) any change in the trading prices of Bowater’s equity securities, by itself, (it being understood that the foregoing shall not prevent a party from asserting that any change, event, occurrence, effect or development that may have contributed to or caused such change in trading prices independently constitutes an Bowater Material Adverse Effect); provided, further, that, with respect to clauses (1) and (2), such change, effect, event, occurrence or development does not disproportionately impact Bowater and its Subsidiaries compared to other similarly situated companies (by size or otherwise) operating in the principal industries and geographic areas in which Bowater and its Subsidiaries operate; or (ii) is or would reasonably be expected to impair in any material respect the ability of Bowater or ExchangeCo to consummate the Arrangement and the other transactions contemplated by this Agreement or to perform its obligations under this Agreement.
     “Bowater Meeting” means the meeting of holders of Bowater Common Stock, including any adjournment or postponement thereof, to be called to consider, or at which will be considered, the approval and adoption of this Agreement and the Merger.
     “Bowater Personnel” means any current or former employee, director, officer or consultant of Bowater or any of its Subsidiaries.
     “Bowater Specified Personnel” means any director, officer or other employee of Bowater or any Subsidiary of Bowater who is party, as of the date hereof, to any change in control agreement, or similar agreement which provides for similar benefits in connection with certain

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terminations of employment following a change in control of Bowater, with Bowater or any of its Subsidiaries.
     “Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions are required or authorized by law to be closed in New York, New York or in Montreal, Quebec.
     “CallCo” means Bowater Canadian Holdings Incorporated, a company incorporated under the laws of the Province of Nova Scotia and a Subsidiary of Bowater and referenced as “CallCo” in the Transaction Documents.
     “Canadian Securities Regulatory Authorities” means each securities commission or similar securities regulatory authority in each of the provinces and territories of Canada.
     “Canadian Tax Act” means the Income Tax Act (Canada) and the regulations adopted thereunder, in each case as now in effect and as the same may be amended from time to time.
     “CBCA” means the Canada Business Corporations Act, as amended.
     “Code” means the United States Internal Revenue Code of 1986, as amended.
     “Commissioner” means the Commissioner of Competition under the Competition Act.
     “Competition Act” means the Competition Act (Canada), as amended, and the rules and regulations enacted or promulgated thereunder from time to time.
     “Competition Act Approval” means receipt of an ARC or, in the alternative to an ARC, the expiration or earlier termination or waiver of the waiting period under Part IX of the Competition Act and a letter from the Commissioner or a person authorized by the Commissioner (in form and substance acceptable to the parties) that the Commissioner has determined not to make an application for an order under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement and where such advice has not been rescinded.
     “Court” means the Superior Court, District of Montreal, Province of Quebec.
     “C$” means dollars in the lawful currency of Canada.
     “Director” means the Director appointed pursuant to Section 260 of the CBCA.
     “Dissent Rights” means the rights of dissent in respect of the Arrangement described in Section 3.1 of the Plan of Arrangement.
     “dollar” or “$” means dollars in the lawful currency of the United States of America.
     “Effective Time” means, with respect to the Merger, the effective time of the Merger as set forth in the Certificate of Merger and, in all other instances, has the meaning ascribed thereto in the Plan of Arrangement.

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     “Environmental Laws” means all federal, state, provincial and local Laws of any relevant country or jurisdiction (including the common law), Orders, notices, Permits or binding Contracts issued, promulgated or entered into by any Governmental Authority, relating in any way to the environment, preservation or reclamation of natural resources, employee health and safety, noise, odors or the presence, management, Release of, or exposure to, Hazardous Materials.
     “Exchangeable Share Provision Amendment” means such amendment(s) to the Articles of ExchangeCo to be effected by the filing of Articles of Amendment by ExchangeCo substantially in the form of, and with the content provided in, Exhibit G hereto.
     “Exchangeable Share Support Agreement” means the agreement made between Bowater, ExchangeCo and CallCo attached as Exhibit C hereto, with such changes thereto as the parties to the Exchangeable Share Support Agreement, acting reasonably, may agree in accordance with Section 2.05(b) of this Agreement.
     “ExchangeCo Meeting” means the meeting of holders of Exchangeable Shares, including any adjournment or postponement thereof, to be called to consider the Exchangeable Share Provision Amendment.
     “Final Order” means the final order of the Court approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.
     “Governmental Authority” means any federal, state, provincial, territorial or local government of any relevant country or jurisdiction, any subdivision, agency, board, court, commission or authority thereof, or any quasi-governmental body, arbitral body with legal jurisdiction or any organized securities exchange or taxing authority.
     “Hazardous Materials” means (1) petroleum, petroleum products and by-products, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, electronic, medical or infectious wastes, animal wastes, ammonia, polychlorinated biphenyls, radon gas, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances and (2) any other chemical, material, substance, waste, pollutant or contaminant that could result in liability under, or that is prohibited, defined, limited or regulated by or pursuant to, any Environmental Law.
     “ICA” means the Investment Canada Act (Canada), as amended, and the rules and regulations enacted or promulgated thereunder from time to time.
     “ICA Approval” means the determination or deemed approval by the responsible Minister under the ICA that the transactions contemplated hereby are of “net benefit to Canada” for purposes of the ICA.
     “Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by Section 2.06.

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     “Joint Proxy Statement” means, collectively, (a) the notice of the Bowater Meeting to be sent to holders of Bowater Common Stock and the holders of Exchangeable Shares as of the record date fixed in respect of the Bowater Meeting, (b) the notice of the ACI Meeting to be sent to holders of ACI Common Shares as of the record date fixed in respect of the ACI Meeting, (c) the notice of the ExchangeCo Meeting to be sent to holders of Exchangeable Shares as of the record date fixed in respect of the ExchangeCo Meeting, and (d) the accompanying joint proxy statement/management information circular/prospectus in connection with the Bowater Meeting, the ACI Meeting and the ExchangeCo Meeting, in each case as amended, supplemented or otherwise modified; provided that if the parties mutually agree to prepare a separate proxy statement of Bowater, management information circular of ACI and management information circular of ExchangeCo, then references to the Joint Proxy Statement shall refer, collectively, to the proxy statement/prospectus of Bowater, in the case of Bowater, the management information circular of ACI, in the case of ACI, and the management information circular of ExchangeCo, in the case of ExchangeCo.
     “Knowledge” means, the actual knowledge of (i) with respect to ACI, the individuals listed in Section 1.01 of the ACI Disclosure Schedule or (ii) with respect to Bowater, the individuals listed in Section 1.01 of the Bowater Disclosure Schedule.
     “Law” means any statute, law, bylaw, ordinance, rule, regulation, Order or Permit (of any relevant country or jurisdiction) adopted, passed, issued, promulgated or entered into by any Governmental Authority.
     “NYSE” means The New York Stock Exchange, Inc.
     “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.
     “Plan of Arrangement” means the plan of arrangement, substantially in the form of Exhibit B hereto and any amendments or variations thereto made in accordance with Section 9.04 hereof or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order.
     “Qualifying Amendment” means an amendment or supplement to the Joint Proxy Statement (including by incorporation by reference) to the extent it contains (i) a Change in ACI Recommendation or a Change in Bowater Recommendation (as the case may be), (ii) a statement of the reasons of the Board of Directors of ACI or Bowater (as the case may be) for making such Change in ACI Recommendation or Change in Bowater Recommendation (as the case may be) and (iii) additional information reasonably related to the foregoing.
     “Release” means any actual or threatened spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, depositing, disposing or arranging for disposal or migrating into or through the environment.
     “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act or the 1934 Act.

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     “Securities Act (Quebec)” means the Securities Act (Quebec) and all rules, regulations and policies enacted thereunder, as now in effect and as it may be amended from time to time prior to the Effective Time.
     “Securities Act (Ontario)” means the Securities Act (Ontario) and all rules and regulations enacted thereunder, as now in effect and as it may be amended from time to time prior to the Effective Time.
     “Securities Laws” means the Securities Act (Quebec), the Securities Act (Ontario) and the equivalent legislation in the other provinces and territories of Canada (as well as all national policies, national instruments and multilateral instruments adopted by the Canadian Securities Regulatory Authorities), the 1933 Act, the 1934 Act, the Sarbanes-Oxley Act and state securities and “blue sky” Laws, all as now enacted or as the same may from time to time be amended, and the applicable rules and regulations promulgated thereunder.
     “Subsidiary” of any person means another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of the second person’s Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by the first person.
     “Taxes” means (i) any and all federal, provincial, state or local (of any applicable country or jurisdiction) and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital, license, branch, payroll, withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer taxes, and customs duties, and (ii) any transferee liability in respect of any items described in the preceding clause (i).
     “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.
     “Transaction Documents” means the collective reference to the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement.
     “Treasury Regulations” means the Treasury regulations promulgated under the Code.
     “Trustee” means Computershare Trust Company of Canada, acting as trustee under the Voting and Exchange Trust Agreement and any successor trustee appointed under the Voting and Exchange Trust Agreement.
     “TSX” means The Toronto Stock Exchange.

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     “Voting and Exchange Trust Agreement” means the agreement made between Bowater, ExchangeCo and the Trustee, attached as Exhibit D hereto, with such changes thereto as the parties to the Voting and Exchange Trust Agreement, acting reasonably, may agree in accordance with Section 2.05(b) of this Agreement.
     “U.S.” means the United States of America.
          SECTION 1.02 Other Definitions. The following terms are defined in the Sections indicated:

Term	Section
ACI	Preamble
ACI Affiliate	Section 7.06(a)
ACI Articles	Section 5.01
ACI Benefit Plans	Section 5.13(a)
ACI Bylaws	Section 5.01
ACI Common Shares	Section 5.03
ACI Disclosure Schedule	ARTICLE V
ACI Intellectual Property	Section 5.16
ACI Leases	Section 5.15(a)
ACI Material Contract	Section 5.10(a)
ACI Pension Plan	Section 5.13(a)
ACI Preferred Shares	Section 5.03
ACI Public Documents	Section 5.05(a)
ACI Real Property	Section 5.15(a)
ACI SARs	Section 5.03
ACI Shareholder Approval	Section 2.06(b)
ACI Stock Options	Section 2.03
ACI Stock Plans	Section 5.03
ACI Structures	Section 5.15(b)
ACI Welfare Plan	Section 5.13(a)
Acquisition Proposal	Section 6.05(a)
Actions	Section 4.09
Agreement	Preamble
Alternative Form	Section 2.08(a)
Bowater	Preamble
Bowater Benefit Plans	Section 4.13(a)
Bowater Bylaws	Section 4.01
Bowater Certificate	Section 4.01
Bowater Common Stock	Section 3.01
Bowater Disclosure Schedule	ARTICLE IV
Bowater Exchange Fund	Section 3.02(a)
Bowater Intellectual Property	Section 4.16(a)
Bowater Leases	Section 4.15(a)
Bowater Material Contract	Section 4.10(a)
Bowater Merger Consideration	Section 3.01(c)

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Term	Section
Bowater Pension Plan	Section 4.13(a)
Bowater Public Documents	Section 4.05(a)
Bowater Preferred Stock	Section 4.03
Bowater Real Property	Section 4.15(a)
Bowater SAR	Section 3.03(a)
Bowater Special Preferred Stock	Section 4.03
Bowater Stock-Based Award	Section 3.03(b)
Bowater Stock Option	Section 3.03(a)
Bowater Stock Plans	Section 3.03(a)
Bowater Stockholder Approval	Section 4.21
Bowater Structures	Section 4.15(b)
Bowater Welfare Plan	Section 4.13(a)
Canadian GAAP	Section 5.05(a)
Cautionary Disclosures	Section 4.08
Certificate	Section 3.01(c)
Certificate of Merger	Section 2.07
Change in ACI Recommendation	Section 2.08(b)
Change in Bowater Recommendation	Section 2.08(c)
Change in Recommendation	Section 2.08(c)
Closing Date	Section 2.07
Commonly Controlled ACI Entity	Section 5.13(a)
Commonly Controlled Bowater Entity	Section 4.13(a)
Confidentiality Agreements	Section 7.01(a)
Continuing Employees	Section 7.13(a)
Contract	Section 4.04(c)
DGCL	Section 2.02(a)
DOJ	Section 7.03(a)
ERISA	Section 4.13(a)
Excess Shares	Section 3.02(e)
Excess Shares Trust	Section 3.02(e)
Exchange Agent	Section 3.02(a)
Exchangeable Shares	Section 4.03
ExchangeCo	Preamble
Expenses	Section 9.03(d)
Filed ACI Public Documents	Section 5.08
Filed Bowater Public Documents	Section 4.08
Form S-3	Section 2.09(e)
Form S-4	Section 2.08(a)
Form S-8	Section 2.09(d)
FTC	Section 7.03(a)
GAAP	Section 4.05(a)
HSR Act	Section 4.04(d)
Indemnified Parties	Section 7.04
Infringe	Section 4.16(a)
Intellectual Property	Section 4.16(b)
IRD	Section 7.03(a)

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Term	Section
IRS	Section 4.13(b)
Liens	Section 2.01(b)
Merger	Section 2.02(a)
Merger Sub	Preamble
Merger Sub Common Stock	Section 2.01(b)
Minister	Section 8.01(f)
NOLs	Section 4.14(m)
Order	Section 4.04(c)
Parent	Preamble
Parent Bylaws	Section 2.01(a)
Parent Certificate of Designation	Section 2.01(a)
Parent Charter	Section 2.01(a)
Parent Common Stock	Section 2.01(a)
Parent Stock Options	Section 2.03
Parent SARs	Section 2.09(d)
Parent Special Preferred Stock	Section 2.01(a)
Parent Stock-Based Award	Section 2.09(d)
Permits	Section 4.11(b)
Post-Signing Returns	Section 6.06(a)
Prior Plan	Section 7.13(d)
SEC	Section 4.05(a)
Subsequent Plan	Section 7.13(d)
Superior Proposal	Section 6.05(b)
Surviving Corporation	Section 2.02(a)
Takeover Statute	Section 7.12
Tax Sharing Agreements	Section 4.14(g)
Termination Date	Section 9.01(b)
Termination Fee	Section 9.03(d)
Third Party	Section 6.05(a)
          SECTION 1.03 Interpretation. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article or a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Bowater Disclosure Schedule and the ACI Disclosure Schedule. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein means such Law as from time to time amended, modified or supplemented (together with the rules and regulations promulgated thereunder), including by succession of successor Laws.

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References to a person are also to its successors and permitted assigns. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and it is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others. Representations, warranties, covenants and agreements made herein with respect to Subsidiaries of a person shall be deemed to include all direct and indirect Subsidiaries of such person.
ARTICLE II
THE ARRANGEMENT AND THE MERGER
          SECTION 2.01 Formation of Parent; Merger Sub.
          (a) ACI and Bowater have caused Parent to be organized under the laws of the State of Delaware and each owns 50% of the capital stock of Parent. The authorized capital stock of Parent consists of 100 shares of common stock, par value $.01 per share (the “Parent Common Stock”), of which one share has been issued to ACI and one share has been issued to Bowater. ACI and Bowater shall take, and shall cause Parent to take, all requisite action to cause (i) the certificate of incorporation of Parent to be substantially in the form of, and with the content provided in, Exhibit E hereto (the “Parent Charter”), (ii) a certificate of designation with respect to the special voting preferred stock, par value $1.00 per share, of Parent (“Parent Special Preferred Stock”), substantially in the form of, and with the content provided in, Exhibit H hereto (the “Parent Certificate of Designation”), to be duly adopted and filed with the Secretary of State of the State of Delaware and (iii) the by-laws of the Parent to be substantially in the form of, and with the content provided in, Exhibit F hereto (the “Parent Bylaws”), and to provide any stockholder approvals required with respect to Parent or Merger Sub in connection with this Agreement and the transactions contemplated hereby, in each case, at or prior to the Effective Time (but to be effective as of the Effective Time). Each share of Parent Common Stock that is owned by Bowater or ACI immediately prior to the Effective Time shall, at the Effective Time, automatically be canceled and shall cease to exist, and no consideration shall be payable or delivered in exchange therefor.
          (b) ACI and Bowater have caused Parent to organize, and Parent has organized, Merger Sub under the laws of the State of Delaware. The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $.01 per share (the “Merger Sub Common Stock”), all of which are validly issued, fully paid and nonassessable, and are owned by Parent free and clear of any pledges, liens, charges, encumbrances or security interests of any kind or nature whatsoever (other than statutory liens for current Taxes not yet due) (collectively, “Liens”).
          SECTION 2.02 The Merger.
          (a) At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into Bowater (the “Merger”). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and Bowater

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shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). The Merger shall have all the effects provided by applicable Law, including the DGCL.
          (b) The Restated Certificate of Incorporation of Bowater as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein and by applicable Law. The Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.
          (c) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of Bowater immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. Parent shall cause the Board of Directors of Merger Sub as of immediately prior to the Effective Time to consist of such individuals as are agreed by ACI and Bowater prior to the Effective Time.
          SECTION 2.03 The Arrangement. The Articles of Arrangement, together with such other matters as are necessary to implement the Arrangement, shall implement the Plan of Arrangement. At the Effective Time, each ACI Common Share and option to purchase ACI Common Shares (an “ACI Stock Option”) outstanding immediately prior to the Effective Time will be exchanged for shares of Parent Common Stock or Exchangeable Shares and for options to purchase shares of Parent Common Stock (“Parent Stock Options”), respectively, as provided in the Plan of Arrangement, and the Arrangement will, from and after the Effective Time, have all of the effects provided by applicable Law, including the CBCA. Immediately prior to the Effective Time, the parties shall cause the Board of Directors of ACI to consist of such individuals as are agreed by ACI and Bowater prior to the Effective Time.
          SECTION 2.04 Certain Implementation Steps by ACI. ACI shall:
          (a) subject to the terms of this Agreement, as soon as reasonably practicable, apply in a manner reasonably acceptable to Bowater under Section 192 of the CBCA for an order approving the Arrangement and for the Interim Order, and thereafter proceed with and diligently seek to obtain the Interim Order;
          (b) subject to the terms of this Agreement and in accordance with the Interim Order, as soon as reasonably practicable, convene and hold the ACI Meeting for the purpose of submitting to the holders of the ACI Common Shares the Arrangement Resolution for their consideration (and, with respect to an annual general meeting, if applicable, for any other purpose as may be set out in the notice for such meeting);
          (c) subject to obtaining such approvals as are required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order; and
          (d) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favor of each party, send to the Director, for endorsement

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and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.
          SECTION 2.05 Certain Implementation Steps by Bowater and Parent.
          (a) Bowater shall, subject to the terms of this Agreement, as soon as reasonably practicable: (1) convene and hold the Bowater Meeting for the purpose of submitting to the holders of the Bowater Common Stock and the holders of Exchangeable Shares the approval and adoption of this Agreement and the Merger, for their consideration (and, with respect to an annual general meeting, if applicable, for any other purpose as may be set out in the notice for such meeting); (2) cause ExchangeCo to convene and hold the ExchangeCo Meeting for the purpose of submitting to the holders of Exchangeable Shares for their consideration the Exchangeable Share Provision Amendment and, in the event the holders of the Exchangeable Shares do not approve the Exchangeable Share Provision Amendment at the ExchangeCo Meeting by the requisite majority, (x) cause the directors of ExchangeCo to establish the Business Day immediately preceding the day on which the Effective Time occurs as the “Redemption Date” for the then issued and outstanding Exchangeable Shares (as the term “Redemption Date” is defined in the share provisions applicable to and governing the Exchangeable Shares) and to proceed with the redemption of all Exchangeable Shares that are issued and outstanding on such Redemption Date in accordance and compliance with the share provisions applicable to and governing the Exchangeable Shares; and (y) cause CallCo, in its capacity as sole shareholder of ExchangeCo, following the redemption of all then issued and outstanding Exchangeable Shares, to approve the Exchangeable Share Provision Amendment and cause ExchangeCo to file the Articles of Amendment giving effect to the Exchangeable Share Provision Amendment as soon as reasonably practicable and in any event prior to the Effective Time;
          (b) Bowater shall, subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favor of each party, on or prior to, the Closing Date, cause the directors of ExchangeCo, CallCo and Bowater to amend or amend and restate the Exchangeable Share Support Agreement and the Voting Trust and Exchange Agreement in order to give effect to the Exchangeable Share Provision Amendment; and
          (c) Parent shall, for the benefit of ACI and Bowater, subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favor of each party, on or prior to the Closing Date, will adopt and become a party to the amended and restated Exchangeable Share Support Agreement and Voting Trust and Exchange Agreement and will issue to the Trustee one share of Parent Special Preferred Stock in accordance therewith.
          SECTION 2.06 Interim Order. The notice of motion for the application referred to in Section 2.04(a) shall request that the Interim Order provide:
          (a) for the class of persons to whom notice is to be provided in respect of the Arrangement and the ACI Meeting and for the manner in which such notice is to be provided;
          (b) that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution shall be 66?% of the votes cast on the Arrangement Resolution by

15

holders of ACI Common Shares, present in person or by proxy at the ACI Meeting (such that each holder of ACI Common Shares is entitled to one vote for each ACI Common Share held) (such approvals described in this Section 2.06(b), the “ACI Shareholder Approval”);
          (c) that, in all other respects, the terms, restrictions and conditions of the ACI Bylaws and ACI Articles, including quorum requirements and all other matters, shall apply in respect of the ACI Meeting;
          (d) for the grant of the Dissent Rights; and
          (e) for the notice requirements with respect to the presentation of the application to the Court for a Final Order.
          SECTION 2.07 Closing. On the second Business Day after the satisfaction or waiver (subject to applicable Law) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in ARTICLE VIII, and unless another time or date is agreed to in writing by the parties hereto (the “Closing Date”), (i) ACI shall cause the Articles of Arrangement to be filed with the Director, (ii) Bowater shall cause a certificate of merger (the “Certificate of Merger”), in such form as required by, and executed and acknowledged by the parties in accordance with, the relevant provisions of the DGCL, to be filed with the Secretary of State of the State of Delaware and shall cause to be made all other filings or recordings required under the DGCL in connection with the Merger, and (iii) ExchangeCo shall file Articles of Amendment giving effect to the Exchangeable Share Provision Amendment to be filed with the Director. The Merger, the Exchangeable Share Provision Amendment and the Arrangement shall become effective upon the Effective Time in the following order: (1) the Merger, (2) the Exchangeable Share Provision Amendment and (3) the Arrangement. The closing of the transactions contemplated hereby and by the Arrangement will take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019, on the Closing Date, unless another date or place is agreed to in writing by Bowater and ACI.
          SECTION 2.08 Joint Proxy Statement; Meetings; Change in Recommendation.
          (a) As promptly as reasonably practicable after the execution and delivery of this Agreement, ACI, Bowater and ExchangeCo shall complete the Joint Proxy Statement together with any other documents required by the Securities Laws or other applicable Law in connection with the ACI Meeting, the Bowater Meeting and the ExchangeCo Meeting. ACI and Bowater shall use their respective commercially reasonable efforts to have the Joint Proxy Statement cleared, if applicable, by the SEC and any other applicable Governmental Authority. As promptly as reasonably practicable after the execution and delivery of this Agreement, Parent shall prepare and file with the SEC a registration statement on Form S-4 (as amended, supplemented or otherwise modified, the “Form S-4”), in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the 1933 Act of the issuance of shares of Parent Common Stock in the Merger and the issuance of shares of Parent Common Stock and Exchangeable Shares in the Arrangement. Each of Parent, ACI and Bowater shall use its commercially reasonable efforts to have the Form S-4 declared effective under the

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1933 Act as promptly as practicable after such filing, and, prior to the effective date of the Form S-4, Parent shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) to be taken under any applicable state securities Laws in connection with the issuance of shares of Parent Common Stock in the Merger and the issuance of shares of Parent Common Stock and Exchangeable Shares in the Arrangement. As promptly as practicable after the execution and delivery of this Agreement or such clearance and effectiveness of the Form S-4, ACI and Bowater shall, unless otherwise agreed to by the parties, cause the Joint Proxy Statement and other documentation required in connection with the ACI Meeting, the Bowater Meeting and the ExchangeCo Meeting to be sent contemporaneously to (x) in the case of ACI, each holder of ACI Common Shares as of the record date fixed in respect of the ACI Meeting and filed as required by the Interim Order and applicable Law, (y) in the case of Bowater, each holder of Bowater Common Stock and each holder of Exchangeable Shares as of the record date fixed in respect of the Bowater Meeting, as required by applicable Law and (z) in the case of ExchangeCo, each holder of Exchangeable Shares as of the record date fixed in respect of the ExchangeCo Meeting, as required by applicable Law. Prior to the date of the initial filing of the Joint Proxy Statement the parties may mutually agree to file a separate proxy statement/prospectus of Bowater or management circular of ACI or ExchangeCo in lieu thereof. If the issuance of Exchangeable Shares in the Arrangement is eligible for an exemption from registration under the 1933 Act, or if such registration may be effected by means of an alternative form to the Form S-4 (an “Alternative Form”), and in either case such exemption or Alternative Form represents a more efficient method for effecting the issuance of the Exchangeable Shares, then the parties shall cooperate in good faith to permit such issuance to be made under such exemption from registration or under such Alternative Form. In each case described in the immediately preceding sentence, the parties shall cooperate with respect to such actions in a manner consistent with Section 2.10.
          (b) Subject to Section 6.05, ACI and its Board of Directors shall (i) take all lawful action to solicit in favor of the ACI Shareholder Approval, (ii) recommend to all holders of ACI Common Shares that they vote in favor of this Agreement and the Arrangement and the other transactions contemplated hereby and thereby and (iii) not withhold, withdraw, modify or qualify (or publicly propose to or publicly state that it intends to withhold, withdraw, modify or qualify) in any manner adverse to Bowater such recommendation or take any other action or make any other public statement in connection with the ACI Meeting inconsistent with such recommendation (any of the actions in clause (iii), a “Change in ACI Recommendation”). Notwithstanding the foregoing, the Board of Directors of ACI may make a Change in ACI Recommendation in accordance with Section 6.05(b). In connection with a Change in ACI Recommendation, ACI may amend or supplement the Joint Proxy Statement, or separate management circular filed pursuant to Section 2.08(a) (including by incorporation by reference) pursuant to a Qualifying Amendment to effect such a Change in ACI Recommendation.
          (c) Subject to Section 6.05, Bowater and its Board of Directors shall (i) take all lawful action to solicit in favor of the Bowater Stockholder Approval and in favor of the Exchangeable Share Provision Amendment by the holders of Exchangeable Shares at the ExchangeCo Meeting, (ii) recommend to holders of Bowater Common Stock and to holders of Exchangeable Shares that they vote in favor of the approval and adoption of this Agreement and the Merger, (iii) recommend to holders of Exchangeable Shares that they vote in favor of the

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Exchangeable Share Provision Amendment, and (iv) not withhold, withdraw, modify or qualify (or publicly propose to or publicly state that it intends to withhold, withdraw, modify or qualify) in any manner adverse to ACI such recommendation or take any other action or make any other public statement in connection with the Bowater Meeting or the ExchangeCo Meeting inconsistent with such recommendation (any of the actions in clause (iii), a “Change in Bowater Recommendation” and, together with a Change in ACI Recommendation, a “Change in Recommendation”). Notwithstanding the foregoing, the Board of Directors of Bowater may make a Change in Bowater Recommendation in accordance with Section 6.05(b). In connection with a Change in Bowater Recommendation, Bowater may amend or supplement the Joint Proxy Statement, or separate proxy statement filed pursuant to Section 2.08(a) (including by incorporation by reference) pursuant to a Qualifying Amendment to effect such a Change in Bowater Recommendation.
          (d) Any Change in Recommendation shall not be interpreted as rescinding the approval of this Agreement by the Boards of Directors of each of ACI and Bowater or any other approval of the Board of Directors of ACI or Bowater, including in any respect that would have the effect of causing any corporate takeover statute or other similar statute to be applicable to the transactions contemplated hereby.
          (e) Subject to the terms of this Agreement, ACI and Bowater shall each use their respective commercially reasonable efforts to cause the ACI Meeting, the Bowater Meeting and the ExchangeCo Meeting to be held on the same date. Each of ACI and Bowater shall not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) the ACI Meeting, the Bowater Meeting or the ExchangeCo Meeting, as applicable, without the other party’s prior written consent, in each case, except as may be required (i) by applicable Law or an Order, (ii) in order to solicit and obtain the requisite vote of its stockholders or shareholders, as the case may be, (iii) for quorum purposes or (iv) to enable ACI or Bowater, as applicable, to comply with its obligations under Section 6.05(b).
          SECTION 2.09 Additional Securities Matters.
          (a) Parent, Bowater and ExchangeCo shall each use its commercially reasonable efforts to obtain all Orders required from the applicable Governmental Authorities to permit (i) the issuance and first resale of the Exchangeable Shares and Parent Common Stock issued pursuant to the Arrangement, and (ii) the issuance and first resale of the Parent Common Stock to be issued from time to time upon exchange of the Exchangeable Shares and upon the exercise of the Parent Stock Options, in each case without further qualification with or approval of or the filing of any document including any registration statement, prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further Order or consent from, any Governmental Authority under any Securities Laws or other Laws or pursuant to the rules and regulations of any regulatory authority administering such Laws, or the fulfillment of any other legal requirement in any applicable jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, such first resale constituting a “control distribution” or the holder effecting such first resale being an “affiliate” of ACI, Bowater or ExchangeCo for purposes of Securities Laws and other customary qualifications for such Orders).

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          (b) Parent, ACI and Bowater shall each use its commercially reasonable efforts to obtain the approval of the NYSE and the TSX for the listing of the Parent Common Stock to be issued in connection with the transactions contemplated by this Agreement or upon exercise of Parent Stock Options or exchange of the Exchangeable Shares, subject to notice of issuance, such listings to be effective prior to the Effective Time.
          (c) Parent and ExchangeCo shall use their respective commercially reasonable efforts to obtain the approval of the TSX for the listing of the Exchangeable Shares to be issued to holders of ACI Common Shares in connection with the transactions contemplated by this Agreement, such listing to be effective prior to or as of the Effective Time.
          (d) Parent shall file a registration statement on Form S-8 (or any successor form or, if Form S-8 is not available, other appropriate forms) (the “Form S-8”) in order to register under the 1933 Act the Parent Common Stock to be issued from time to time after the Effective Time upon the exercise of Parent Stock Options, stock appreciation rights with respect to shares of Parent Common Stock (“Parent SARs”) and rights or awards with respect to shares of Parent Common Stock (“Parent Stock-Based Awards”), and shall use its commercially reasonable efforts to cause such registration statement to become effective as promptly as practicable, but in any event within five (5) days after the Effective Time, and to maintain the effectiveness of such registration statement or statements (and maintain the current status of the prospectus or prospectuses contained therein) for the period of time that the Parent Stock Options, Parent SARs and Parent Stock-Based Awards remain outstanding and may be exercised.
          (e) Parent shall file a registration statement on Form S-3 (or any successor form or, if Form S-3 is not available, other appropriate forms) (the “Form S-3”) in order to register under the 1933 Act the Parent Common Stock to be issued from time to time after the Effective Time upon exchange of Exchangeable Shares, and shall use its commercially reasonable efforts to cause such registration statement to become effective at or prior to the Effective Time and to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for the period of time that such Exchangeable Shares remain outstanding.
          SECTION 2.10 Cooperation in Filings.
          (a) Each of Parent, Bowater and ACI shall cooperate in the preparation, filing and mailing of the Joint Proxy Statement and the Form S-4. Each of Bowater and ACI shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement, the Form S-4, the Form S-3 and the Form S-8, received from the SEC, the Canadian Securities Regulatory Authorities or any other Governmental Authority. The parties shall cooperate and provide one another with a reasonable opportunity to review and comment on the Joint Proxy Statement, the Form S-4, the Form S-3, the Form S-8 and any amendments or supplements thereto prior to filing such with the SEC, the Canadian Securities Regulatory Authorities and/or each other applicable Governmental Authority, and will provide one another with a copy of all such filings made. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4, the Form S-3 or the Form S-8 has

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become effective, the issuance of any stop order, the suspension of the qualification of any of the Parent Common Stock or the Exchangeable Shares for offering or sale in any jurisdiction, or any request by the SEC, the Canadian Securities Regulatory Authorities or any other Governmental Authority for amendment of the Joint Proxy Statement or the Form S-4, the Form S-3 or the Form S-8.
          (b) Each of Bowater and ACI shall furnish to the other and to Parent all such information concerning it and its stockholders or shareholders (or the holders of Exchangeable Shares) as may reasonably be required (and, in the case of its stockholders or shareholders or those of ExchangeCo, available to it) for the effectuation of the actions described in Section 2.08 and Section 2.09 and the foregoing provisions of this Section 2.10.
          (c) Each of Bowater and ACI shall use its commercially reasonable efforts to ensure that the Joint Proxy Statement, the Form S-4, the Form S-3 and the Form S-8 complies as to form with all applicable Securities Laws.
          (d) Bowater and ACI shall each promptly notify the other if, at any time before the Effective Time, it becomes aware that the Joint Proxy Statement or any other document described in Section 2.09 or any application for any Order described in Section 2.09 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Joint Proxy Statement or such other document or application. In any such event, each of Parent, Bowater and ACI shall cooperate in the preparation of a supplement or amendment to the Joint Proxy Statement or such other document or application, as required and as the case may be, and, if required, shall cause the same to be distributed to stockholders of Bowater or shareholders of ACI or ExchangeCo, respectively, and/or filed with the relevant Governmental Authorities.
          (e) In the event the parties mutually agree to file a separate proxy statement of Bowater, management circular of ExchangeCo and management circular of ACI pursuant to Section 2.08(a), each of ACI and Bowater, except, in each case, for a Qualifying Amendment, (i) shall give to the other the reasonable opportunity to review and comment on the preliminary management circulars and separate proxy statement, as applicable, and all subsequent forms or versions of or amendments thereto and shall take into consideration and include all of the other party’s reasonable comments to each version of or amendment to such management circulars or proxy statement and (ii) shall not file or submit the preliminary or any subsequent forms or versions of or amendments to the management circulars or proxy statement, as applicable, without the prior consent of the other party (which consent shall not be unreasonably withheld), except as required by applicable Law.
          SECTION 2.11 Execution of Transaction Documents. At the Effective Time, each of Parent, Bowater and ExchangeCo shall execute and deliver each of the Transaction Documents to which they are to be made a party at the Effective Time.
          SECTION 2.12 Issuance of Stock in the Arrangement. Parent shall issue Parent Common Stock to the shareholders of ACI having elected to receive shares of Parent Common Stock in accordance with this Agreement and the Plan of Arrangement, and shall

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reserve for issuance Parent Common Stock issuable upon the exchange of Exchangeable Shares, and such Parent Common Stock shall be duly and validly issued by Parent, fully paid and non-assessable. ExchangeCo shall issue Exchangeable Shares to the shareholders of ACI having elected to receive Exchangeable Shares in accordance with this Agreement and the Plan of Arrangement, and such Exchangeable Shares shall be duly and validly issued by ExchangeCo, fully paid and non-assessable. Except as provided in the Plan of Arrangement, all Parent Common Stock issued by Parent pursuant to the Plan of Arrangement, or issuable upon the exchange of Exchangeable Shares, and all Exchangeable Shares issued by ExchangeCo pursuant to the Plan of Arrangement shall be free of preemptive rights, Liens of any nature.
ARTICLE III
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
CORPORATIONS; EXCHANGE OF CERTIFICATES
          SECTION 3.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the common stock, par value $1.00 per share, of Bowater (“Bowater Common Stock”), or any shares of capital stock of Parent or Merger Sub:
          (a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.
          (b) Cancellation of Treasury Stock, Parent-Owned Stock and ACI and Bowater Owned Stock. Each share of Bowater Common Stock that is owned by Parent, Bowater, ACI or any of their respective wholly owned Subsidiaries immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
          (c) Conversion of Bowater Common Stock. Subject to Section 3.02(e), each share of Bowater Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares to be canceled in accordance with Section 3.01(b)) shall be converted into the right to receive the number of shares of validly issued, fully paid and nonassessable Parent Common Stock equal to the Bowater Exchange Ratio (the “Bowater Merger Consideration”). At the Effective Time, all shares of Bowater Common Stock converted into the right to receive the Bowater Merger Consideration pursuant to this Section 3.01(c) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Bowater Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Bowater Merger Consideration, any dividends or other distributions payable pursuant to Section 3.02(c) and cash in lieu of any fractional shares payable pursuant to Section 3.02(e), in each case to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 3.02(b), without interest. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time, the outstanding Parent Common Stock, Bowater Common Stock, ACI Common Shares or Exchangeable Shares shall have been changed into a different number of shares or a different class, by reason of the occurrence or

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record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, then the Bowater Exchange Ratio shall be appropriately adjusted to reflect such action.
          (d) Exchange of Bowater Special Preferred Stock. Pursuant to the amendment to the Voting and Exchange Trust Agreement contemplated in Section 2.05(b), the one issued and outstanding share of Bowater Special Preferred Stock shall be cancelled and replaced by one share of Parent Special Preferred Stock having the rights, privileges, restrictions and conditions set forth in the Parent Certificate of Designation.
          SECTION 3.02 Exchange of Certificates.
          (a) Exchange Agent. At the Effective Time, Parent shall deposit, or cause the Surviving Corporation to deposit with a bank or trust company designated by Parent and reasonably satisfactory to ACI and Bowater (the “Exchange Agent”), for the benefit of the holders of Certificates, certificates representing shares of Parent Common Stock in the aggregate amount equal to the number of shares into which shares of Bowater Common Stock have been converted. In addition, Parent shall deposit with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions payable pursuant to Section 3.02(c) and cash in lieu of any fractional shares payable pursuant to Section 3.02(e). All shares of Parent Common Stock, dividends and distributions deposited with the Exchange Agent pursuant to this Section 3.02(a) shall hereinafter be referred to as the “Bowater Exchange Fund”.
          (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate whose shares of Bowater Common Stock were converted into the right to receive shares of Parent Common Stock, any dividends or other distributions payable pursuant to Section 3.02(c) and cash in lieu of any fractional shares payable pursuant to Section 3.02(e): (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall be in customary form and contain customary provisions) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the certificates representing shares of Parent Common Stock, any dividends or other distributions payable pursuant to Section 3.02(c) and cash in lieu of any fractional shares payable pursuant to Section 3.02(e). Each holder of record of one or more Certificates shall, upon surrender to the Exchange Agent of such Certificate or Certificates, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, be entitled to receive in exchange therefor: (i) a certificate or certificates representing that number of whole shares of Parent Common Stock (after taking into account all Certificates surrendered by such holder) to which such holder is entitled pursuant to Section 3.01(c), (ii) any dividends or distributions payable pursuant to Section 3.02(c) and (iii) cash in lieu of any fractional shares payable pursuant to Section 3.02(e), and the Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Bowater Common Stock which is not registered in the transfer records of Bowater, a certificate representing the proper number of shares of Parent Common Stock may be issued in accordance with this Section 3.02(b) to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such

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payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 3.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender shares of Parent Common Stock pursuant to Section 3.01(c), any dividends or other distributions payable pursuant to Section 3.02(c) and cash in lieu of any fractional shares payable pursuant to Section 3.02(e). No interest shall be paid or will accrue on any payment to holders of Certificates pursuant to the provisions of this ARTICLE III.
          (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to shares of Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 3.02(e), in each case until the holder of such Certificate shall have surrendered such Certificate in accordance with this ARTICLE III. Following the surrender of any Certificate, there shall be paid to the record holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date on or after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional Parent Share to which such holder is entitled pursuant to Section 3.02(e) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.
          (d) No Further Ownership Rights in Bowater Common Stock. The shares of Parent Common Stock issued upon conversion of the shares of Bowater Common Stock in accordance with the terms hereof and the payment of such dividends or other distributions as are payable pursuant to Section 3.02(c) and such cash in lieu of any fractional shares as is payable pursuant to Section 3.02(e) upon the surrender of Certificates in accordance with the terms of this ARTICLE III shall be deemed to have been in full satisfaction of all rights pertaining to the shares of Bowater Common Stock formerly represented by such Certificates, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by Bowater on the shares of Bowater Common Stock in accordance with the terms of this Agreement prior to the Effective Time. At the close of business on the day on which the Effective Time occurs, the share transfer books of Bowater shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Corporation of the shares of Bowater Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation for transfer, it shall be canceled against delivery of and exchanged as provided in this ARTICLE III.

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          (e) No Fractional Shares.
               (i) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividends or other distributions of Parent shall relate to such fractional share interests and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent.
               (ii) As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (x) the number of full shares of Parent Common Stock delivered to the Exchange Agent by Parent pursuant to Section 3.02(a) over (y) the aggregate number of full shares of Parent Common Stock to be distributed to holders of Bowater Common Stock pursuant to Section 3.02(c) (such excess being herein called the “Excess Shares”). Following the Effective Time, the Exchange Agent, as agent for the holders of Bowater Common Stock, shall sell the Excess Shares at then prevailing prices on the NYSE, all in the manner provided in paragraph (iii) of this Section 3.02(e).
               (iii) The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The Exchange Agent shall use all reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in the Exchange Agent’s reasonable judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the proceeds of such sale or sales have been distributed to the former holders of Bowater Common Stock, the Exchange Agent will hold such proceeds in trust for the holders of Bowater Common Stock (the “Excess Shares Trust”). Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation, of the Exchange Agent incurred in connection with such sale of the Excess Shares. The Exchange Agent shall determine the portion of the Excess Shares Trust to which each holder of Bowater Common Stock shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Excess Shares Trust by a fraction the numerator of which is the amount of the fractional share interest to which such holder of Bowater Common Stock is entitled (after taking into account all shares of Bowater Common Stock held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Bowater Common Stock are entitled.
               (iv) Notwithstanding the provisions of the preceding clauses (ii) and (iii), Parent may elect, at its option, to pay to each holder of a Certificate an aggregate amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Bowater Common Stock formerly represented by all Certificates surrendered by such holder) would otherwise be entitled by (B) the product of (x) the Bowater Exchange Ratio multiplied by (y) the per share closing price of shares of Bowater Common Stock on the last trading day immediately prior to the Closing Date, as such price is reported on the NYSE Composite Transaction Tape, as applicable, (as reported by Bloomberg Financial Markets or such other source as the parties shall agree in writing).

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               (v) Notwithstanding anything else in this Agreement to the contrary, no shares of Bowater Common Stock that are owned by a wholly-owned Subsidiary of Parent shall be entitled to receive cash pursuant to this Section 3.02(e) and no such shares will be taken into account in determining the amount of cash to which any other holder is entitled pursuant to this Section 3.02(e).
          (f) Termination of the Bowater Exchange Fund. Any portion of the Bowater Exchange Fund that remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Certificates who have not theretofore complied with this ARTICLE III shall thereafter look only to Parent for, and Parent shall remain liable for, payment of their claim for shares of Parent Common Stock, any dividends or other distributions payable pursuant to Section 3.02(c) and cash in lieu of any fractional shares payable pursuant to Section 3.02(e) in accordance with this ARTICLE III.
          (g) No Liability. None of Parent, Merger Sub, ACI, Bowater, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock, dividends or other distributions from the Bowater Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to three years after the Effective Time (or immediately prior to such earlier date on which any shares of Parent Common Stock (and any dividends or other distributions payable with respect thereto pursuant to Section 3.02(c) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 3.02(e)) would otherwise escheat to or become the property of any Governmental Authority), any such shares (and any dividends or other distributions payable with respect thereto pursuant to Section 3.02(c) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 3.02(e)) shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.
          (h) Investment of Bowater Exchange Fund. The Exchange Agent shall invest the cash included in the Bowater Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid to and be income of Parent. If for any reason (including losses on any investments) the cash in the Bowater Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Bowater Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.
          (i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate shares of Parent Common Stock, any dividends or other distributions payable pursuant to Section 3.02(c) and cash in lieu of any fractional shares payable pursuant to Section 3.02(e), in each case pursuant to this ARTICLE III.

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          (j) Withholding Rights. Parent, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Parent, the Surviving Corporation or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of provincial or state or local or other Tax Law of any applicable country or jurisdiction. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Certificates in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent.
          SECTION 3.03 Bowater Stock Options and Other Stock-Based Awards.
          (a) Each option to purchase shares of Bowater Common Stock (a “Bowater Stock Option”) and each stock appreciation right with respect to shares of Bowater Common Stock (a “Bowater SAR”) granted under the employee and director stock plans of Bowater (the “Bowater Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall cease to represent respectively a right to acquire shares of Bowater Common Stock or a stock appreciation right with respect to shares of Bowater Common Stock and shall be converted (except for those Bowater Stock Options and Bowater SARs that are required to be repurchased by Bowater in accordance with the applicable terms of the Bowater Stock Plans), at the Effective Time, into respectively a Parent Stock Option and a Parent SAR, on the same terms and conditions as were applicable under such Bowater Stock Option or Bowater SAR (but taking into account any changes thereto, including the acceleration thereof, provided for in Bowater Stock Plans, in any award agreement or in such Bowater Stock Option on Bowater SAR by reason of this Agreement or the transactions contemplated hereby). The number of shares of Parent Common Stock subject to each such Parent Stock Option or Parent SAR shall be the number of shares of Bowater Common Stock subject to each such Bowater Stock Option or Bowater SAR, respectively, multiplied by the Bowater Exchange Ratio (with the resulting product rounded to the nearest whole share), and such Parent Stock Option or Parent SAR shall have an exercise price (or base price) per share equal to the per share exercise price (or base price) specified in such Bowater Stock Option or Bowater SAR, respectively, divided by the Bowater Exchange Ratio (with the resulting quotient rounded to the nearest one-hundredth of a cent; provided, however, that in the case of any Parent Stock Option to which Section 421 of the Code as of the Effective Time applies by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Parent Common Stock subject to such Parent Stock Option and the terms and conditions of exercise of such Parent Stock Option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code).
          (b) At the Effective Time, each right of any kind, contingent or accrued, to receive shares of Bowater Common Stock or benefits measured by the value of a number of shares of Bowater Common Stock, and each award of any kind consisting of shares of Bowater Common Stock, granted under Bowater Stock Plans (including restricted stock, restricted stock units, deferred stock units and dividend equivalents), other than Bowater Stock Options or Bowater SARs (each, a “Bowater Stock-Based Award”), whether vested or unvested, which is outstanding immediately prior to the Effective Time shall cease to represent a right or award with respect to shares of Bowater Common Stock and shall be converted (except for any

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Bowater Stock-Based Award that is required to be repurchased by Bowater in accordance with the applicable terms of the Bowater Stock Plans), at the Effective Time, into a Parent Stock-Based Award, on the same terms and conditions as were applicable under Bowater Stock-Based Awards (but taking into account any changes thereto, including the acceleration thereof, provided for in Bowater Stock Plans, in any award agreement or in such Bowater Stock-Based Award by reason of this Agreement or the transactions contemplated hereby). The number of shares of Parent Common Stock subject to each such Parent Stock-Based Award shall be equal to the number of shares of Bowater Common Stock subject to Bowater Stock-Based Awards, multiplied by the Bowater Exchange Ratio (with the resulting product rounded to the nearest whole share). All dividend equivalents credited to the account of each holder of a Bowater Stock-Based Award as of the Effective Time shall remain credited to such holder’s account immediately following the Effective Time, subject to adjustment in accordance with the foregoing.
          (c) As soon as practicable after the Effective Time, Parent shall deliver to the holders of Bowater Stock Options, Bowater SARs and Bowater Stock-Based Awards appropriate notices setting forth such holders’ rights pursuant to the respective Bowater Stock Plans and agreements evidencing the grants of such Bowater Stock Options, Bowater SARs and Bowater Stock-Based Awards, and stating that such Bowater Stock Options, Bowater SARs and Bowater Stock-Based Awards and agreements have been assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 3.03 after giving effect to the Merger and the terms of Bowater Stock Plans).
          (d) Prior to the Effective Time, Bowater shall take all necessary action for the adjustment of Bowater Stock Options, Bowater SARs and Bowater Stock-Based Awards under this Section 3.03. Parent shall reserve for issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to Parent Stock Options, Parent SARs and Parent Stock-Based Awards as a result of the actions contemplated by this Section 3.03.
          (e) To the extent permitted by applicable Law, the same terms, conditions and methodology described in this Section 3.03 and used by Bowater to convert Bowater Stock Options, Bowater SARs and Bowater Stock-Based Awards into Parent Stock Options, Parent SARs and Parent Stock-Based Awards, respectively, shall be the same terms, conditions and methodology applicable to convert ACI Stock Options, ACI SARs and ACI Share-Based Awards described in the Plan of Arrangement.
          (f) Notwithstanding any provision to the contrary in this Section 3.03, in no event shall a Bowater Stock Option, Bowater SAR or Bowater Stock-Based Award become subject to Code Section 409A because of the conversion described in this Section 3.03.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BOWATER
          Except as set forth in the disclosure schedule delivered by Bowater to ACI prior to the execution of this Agreement (the “Bowater Disclosure Schedule”) (with specific reference

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to the particular Section or subsection of this Agreement to which the information set forth in such disclosure schedule relates (and such items or matters disclosed in other sections of the Bowater Disclosure Schedule to the extent the relevance of such items or matters to the referenced Section or subsection of this Agreement is reasonably apparent on the face of such disclosure)) (it being understood and agreed by the parties that individual sections in this ARTICLE IV do not contain any references to such Bowater Disclosure Schedule), Bowater represents and warrants to ACI as follows:
          SECTION 4.01 Organization, Standing and Corporate Power. Bowater and each of its Subsidiaries has been duly organized or amalgamated, as applicable, and is validly existing and in good standing (with respect to jurisdictions for which that concept is applicable) under the Laws of the jurisdiction of its incorporation, formation or amalgamation, as the case may be, and has all requisite corporate or similar power and authority to own, lease or otherwise hold and operate its properties and other assets and to carry on its activities as currently conducted, except where the failure to be so qualified individually or in the aggregate has not had and would not reasonably be expected to have a Bowater Material Adverse Effect. Bowater and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions for which that concept is applicable) in each jurisdiction in which the nature of its activities or the ownership, leasing or operation of its properties makes such qualification, licensing or good standing necessary, other than in such jurisdictions where the failure to be so qualified, licensed or in good standing individually or in the aggregate has not had and would not reasonably be expected to have a Bowater Material Adverse Effect. Bowater has made available to ACI, prior to the date of this Agreement, complete and accurate copies of the certificate of incorporation of Bowater, as currently in effect (the “Bowater Certificate”) and the bylaws of Bowater, as currently in effect (the “Bowater Bylaws”).
          SECTION 4.02 Subsidiaries. Section 4.02 of the Bowater Disclosure Schedule lists, as of the date hereof, each material Subsidiary of Bowater. All of the outstanding capital stock of, or other equity interests in, each material Subsidiary of Bowater, is directly or indirectly owned by Bowater. All the issued and outstanding shares of capital stock of, or other equity interests in, each such material Subsidiary owned by Bowater have been validly issued and are fully paid and non-assessable and, except for the Exchangeable Shares, are owned directly or indirectly by Bowater free and clear of all Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests (other than restrictions imposed by Securities Laws). Except for the Subsidiaries of Bowater, Bowater does not own, directly or indirectly, as of the date hereof, any capital stock of, or other voting securities or equity interests in, any material corporation, partnership, joint venture, association or other entity. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating any material Subsidiary of Bowater to issue or sell any shares of any material Subsidiary of Bowater or securities or obligations of any kind convertible into or exchangeable for any shares of any material Subsidiary of Bowater.
          SECTION 4.03 Capital Structure. As of the date hereof, the authorized capital stock of Bowater consists of 100,000,000 shares of Bowater Common Stock, 9,999,999 shares of serial preferred stock, par value $1.00 per share, of Bowater (“Bowater Preferred Stock”) and one share of special voting preferred stock, par value $1.00 per share of Bowater (“Bowater Special Preferred Stock”). At the close of business on December 31, 2006, (i) 57,408,218 shares

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of Bowater Common Stock were issued and outstanding, (ii) no shares of Bowater Preferred Stock were issued and outstanding, (iii) one share of Bowater Special Preferred Stock was issued and outstanding, (iv) 5,653,226 shares of Bowater Common Stock were subject to outstanding Bowater Stock Options or Bowater’s obligation to issue shares of Bowater Common Stock granted under the Bowater Stock Plans and other employment arrangements and (v) 1,423,830 shares of Bowater Common Stock were reserved for issuance upon exercise of exchange rights under the Exchangeable Shares. Section 4.03 of the Bowater Disclosure Schedule sets forth a complete and accurate list, as of December 31, 2006, of all outstanding Bowater Stock Options, Bowater SARs and Bowater Stock-Based Awards, granted under Bowater Stock Plans or otherwise, the number of shares of Bowater Common Stock subject thereto, the grant dates, expiration dates, exercise or base prices (if applicable) and vesting schedules thereof and the names of the holders thereof. The authorized capital of ExchangeCo consists of an unlimited number of common shares, an unlimited number of non-voting exchangeable shares (“Exchangeable Shares”) and 1,000 non-voting preferred shares. As of December 31, 2006 there were 86,844,900 common shares of ExchangeCo outstanding, all of which are owned by CallCo, 1,423,830 Exchangeable Shares of ExchangeCo outstanding and no non-voting preferred shares of ExchangeCo outstanding. All outstanding Bowater Stock Options, Bowater SARs and Bowater Stock-Based Awards are evidenced by stock option agreements, restricted stock agreements or other award agreements in each case in the forms set forth in Section 4.03 of the Bowater Disclosure Schedule, and no stock option agreement, restricted stock agreement or other award agreement contains terms that are inconsistent with such forms. Each Bowater Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies and the exercise price of each other Bowater Stock Option is no less than the fair market value of a share of Bowater Common Stock as determined on the date of grant of such Bowater Stock Option. Except as set forth above in this Section 4.03, as of December 31, 2006, there are not issued, reserved for issuance or outstanding (1) any shares of capital stock or other voting securities of Bowater, (2) any securities of Bowater convertible into or exchangeable or exercisable for shares of capital stock or voting securities of Bowater or (3) any warrants, calls, options or other rights to acquire from Bowater, or any obligation of Bowater to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Bowater. No bonds, debentures, notes or other indebtedness of Bowater having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of Bowater may vote are issued or outstanding.
          SECTION 4.04 Authority; Noncontravention.
          (a) Each of Bowater and ExchangeCo has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Bowater Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Bowater and ExchangeCo and the consummation by Bowater and ExchangeCo of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Bowater and ExchangeCo and no other corporate proceedings on the part of Bowater and ExchangeCo are necessary to authorize this Agreement, to consummate the transactions contemplated by this Agreement (other than the obtaining of the Bowater Stockholder Approval). This Agreement has been duly executed and delivered by each of Bowater and ExchangeCo and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of Bowater and

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ExchangeCo, enforceable against Bowater and ExchangeCo in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).
          (b) At a meeting duly called and held, Bowater’s Board of Directors has unanimously: (1) determined that this Agreement and the transactions contemplated hereby (including the Merger and the Arrangement) are advisable and fair to and in the best interests of Bowater, the holders of Bowater Common Stock and the current holders of Exchangeable Shares; (2) authorized and approved this Agreement and the transactions contemplated hereby (including the Merger and the Arrangement); and (3) resolved to recommend approval and adoption of this Agreement and the Merger by its stockholders and by the holders of Exchangeable Shares at the Bowater Meeting.
          (c) The execution and delivery of this Agreement by each of Bowater and ExchangeCo do not, and the consummation of the transactions contemplated by this Agreement and compliance by Bowater and ExchangeCo with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Bowater or any of its Subsidiaries under, (x) the Bowater Certificate or the Bowater Bylaws or the comparable organizational documents of any of its Subsidiaries, (y) any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement or other contract, agreement, obligation, commitment or instrument (each, including all amendments thereto, a “Contract”), to which Bowater or any of its Subsidiaries is a party or any of their respective properties or other assets is subject (assuming no “Rating Decline”(as defined in the applicable notes, indentures and other agreements) occurs) or (z) subject to the obtaining of the Bowater Stockholder Approval and obtaining consents or approvals of any Governmental Authority or making the governmental filings and other matters referred to in Section 4.04(d), any (1) Law applicable to Bowater or any of its Subsidiaries or any of their respective properties or other assets or (2) order, writ, injunction, decree, decision, binding directive, judgment or stipulation issued, promulgated or entered into by or with any Governmental Authority (each, an “Order”) applicable to Bowater or any of its Subsidiaries or their respective properties or other assets, other than, in the case of clauses (y) and (z), any such conflicts, violations, breaches, defaults, rights of termination, modification, cancellation or acceleration, losses or Liens that individually or in the aggregate have not had and would not reasonably be expected to have a Bowater Material Adverse Effect.
          (d) No consent, approval, order, receipt or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Bowater or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Bowater and ExchangeCo or the consummation of the transactions contemplated by this Agreement, except for (1) (A) the filing of a premerger notification and report form by Bowater under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations thereunder (the “HSR Act”) and the expiration or termination of the waiting period required thereunder, (B) Competition Act Approval and ICA Approval and

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(C) the receipt, termination or expiration, as applicable, of approvals or waiting periods required under any other applicable antitrust Law, (2) applicable requirements of the 1933 Act, the 1934 Act, and state securities and “blue sky” Laws, as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (3) the filing of the Articles of Arrangement with the Director, (4) applicable requirements under the Canadian Securities Laws and of the Canadian Securities Regulatory Authorities, (5) any filings with and approvals of the NYSE, (6) any filings with and approvals of the TSX, (7) any applicable requirements under forestry legislation in jurisdictions in which Bowater or any of its Subsidiaries operate and the Permits issued or granted under such legislation, and (8) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate has not had and would not reasonably be expected to have a Bowater Material Adverse Effect.
          SECTION 4.05 Bowater Public Documents.
          (a) Each of Bowater and ExchangeCo has timely filed all reports, schedules, forms, statements and other documents with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Regulatory Authorities required to be filed by Bowater and ExchangeCo since January 1, 2004 (such documents, the “Bowater Public Documents”). Each of the Bowater Public Documents, as amended prior to the date of this Agreement, complied as to form in all material respects with, to the extent in effect at the time of filing, the requirements of the 1933 Act, the 1934 Act and applicable Canadian Securities Laws applicable to such Bowater Public Documents, and none of the Bowater Public Documents when filed or, if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) of Bowater included in the Bowater Public Documents (or incorporated therein by reference) complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC and applicable Canadian Securities Laws with respect thereto in effect at the time of such filing, had been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC and applicable Canadian Securities Laws) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Bowater and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments). Neither Bowater nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among Bowater and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Bowater or any of its Subsidiaries in Bowater’s or such Subsidiary’s published financial statements or other Bowater

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Public Documents. None of the Subsidiaries of Bowater are, or have at any time since January 1, 2004 been, subject to the reporting requirements of Section 13(a) or 15(d) of the 1934 Act.
          (b) Each of the principal executive officer of Bowater and the principal financial officer of Bowater (or each former principal executive officer of Bowater and each former principal financial officer of Bowater, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Bowater Public Documents, and the statements contained in each such certification, at the time of filing or submission of such certification, were true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither Bowater nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers in violation of Section 402 of the Sarbanes-Oxley Act. As of the date hereof, Bowater has no reason to believe that its outside auditors and its principal executive officer and principal financial officer will not be able to give, without qualification, the certificates and attestations required pursuant to the Sarbanes-Oxley Act when next due.
          (c) Bowater has (1) designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the 1934 Act) to ensure that material information relating to Bowater, including its consolidated subsidiaries, is made known to its principal executive officer and principal financial officer; (2) designed internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the 1934 Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; (3) evaluated the effectiveness of Bowater’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Bowater Public Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation; and (4) to the extent required by applicable Law, disclosed in such report or amendment any change in Bowater’s internal control over financial reporting that occurred during the period covered by such report or amendment that has materially affected, or is reasonably likely to materially affect, Bowater’s internal control over financial reporting.
          (d) Bowater has disclosed, based on the most recent evaluation of internal control over financial reporting, to Bowater’s auditors and the audit committee of Bowater’s Board of Directors (1) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Bowater’s ability to record, process, summarize and report financial information, and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Bowater’s internal control over financial reporting.
          (e) Since January 1, 2001, (i) neither Bowater nor any of its Subsidiaries, nor, to the Knowledge of Bowater, any director, officer, employee, auditor, accountant or representative of Bowater or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Bowater or any of its Subsidiaries or their respective internal accounting controls, including any

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material complaint, allegation, assertion or claim that Bowater or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Bowater or any of its Subsidiaries, whether or not employed by Bowater or any of its Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Bowater or any of its Subsidiaries or their respective officers, directors, employees or agents to the Board of Directors of Bowater or any committee thereof or to any director or officer of Bowater.
          SECTION 4.06 Information Supplied. None of the information supplied or to be supplied by or on behalf of Bowater specifically for inclusion or incorporation by reference in (i) the Form S-4, any Alternative Form or the Form S-3 will, at the time the Form S-4, such Alternative Form or the Form S-3, as applicable, is filed with the SEC and at the time it becomes effective under the 1933 Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to the stockholders of Bowater and to the holders of Exchangeable Shares and at the time of the Bowater Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Bowater with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of ACI specifically for inclusion or incorporation by reference in the Form S-4, any Alternative Form or the Form S-3 or the Joint Proxy Statement. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the 1934 Act.
          SECTION 4.07 Undisclosed Liabilities. There are no liabilities or obligations of Bowater or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, other than (a) liabilities or obligations disclosed and provided for in the Bowater Balance Sheet or disclosed in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Bowater Balance Sheet Date, (c) liabilities or obligations incurred directly pursuant to this Agreement or (d) other liabilities which individually or in the aggregate have not had and would not reasonably be expected to have a Bowater Material Adverse Effect.
          SECTION 4.08 Absence of Certain Changes or Events. Since the Bowater Balance Sheet Date there has not been any Bowater Material Adverse Effect. Except as disclosed in the Bowater Public Documents filed prior to the date of this Agreement (such Bowater Public Documents, the “Filed Bowater Public Documents”) (excluding, in each case, any disclosures set forth in any risk factor section, in any section relating to forward-looking statements and any other disclosures included therein, in each case to the extent that they are cautionary, predictive or forward-looking in nature (such disclosures, collectively, the “Cautionary Disclosures”)) and for liabilities incurred in connection with this Agreement or, with respect to liabilities incurred after the date hereof, as expressly permitted pursuant to Section 6.01, since the Bowater Balance Sheet Date, (i) Bowater and its Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice,

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and (ii) there has not been any action taken or committed to be taken by Bowater or any Subsidiary of Bowater which, if taken following entry by Bowater into this Agreement, would have required the consent of ACI pursuant to Section 6.01 (excluding Section 6.01(i)).
          SECTION 4.09 Litigation. There are no actions, suits, claims, hearings, proceedings, arbitrations, mediations, audits, inquiries or investigations (whether civil, criminal, administrative, for condemnation or otherwise) (“Actions”), including Actions under or relating to any Environmental Law, pending or, to the Knowledge of Bowater, threatened against Bowater or any of its Subsidiaries or any of their respective assets, rights or properties or any of the executive officers or directors of Bowater, except, in each case, for those that individually or in the aggregate have not had and would not reasonably be expected to have, a Bowater Material Adverse Effect or for those disclosed in the Filed Bowater Public Documents. Neither Bowater nor any of its Subsidiaries nor any of their respective properties or assets is or are subject to any Order, settlement or award, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Bowater Material Adverse Effect or for those disclosed in Item 3 (or other item number corresponding to “Legal Proceedings”) of the Filed Bowater Public Documents or in the notes to the most recent audited financial statements and most recent financial statements included in the Filed Bowater Public Documents. To the Knowledge of Bowater, there are no formal or informal inquiries, inspections or investigations by any Governmental Authority or internal investigations, in each case regarding accounting or disclosure practices of Bowater or any of its Subsidiaries, compliance by Bowater or any of its Subsidiaries with any Law or any malfeasance by any executive officer of Bowater or any of its Subsidiaries, except for those that individually or in the aggregate have not had and would not reasonably be expected to have a Bowater Material Adverse Effect.
          SECTION 4.10 Bowater Material Contracts.
          (a) For purposes of this Agreement, a “Bowater Material Contract” shall mean:
               (i) any employment, severance, consulting, retention, indemnification, change-in-control, deferred compensation or other Contract with any Bowater Personnel which will require the payment of amounts by Bowater or any of its Subsidiaries, as applicable, after the date hereof in excess of $250,000 per annum;
               (ii) any Contract containing covenants of Bowater or any of its Subsidiaries not to (or otherwise restrict or limit the ability of Bowater or any of its Subsidiaries to) compete in any line of business or geographic area;
               (iii) any contract that contains a “most favored nation” provision binding Bowater or any of its Subsidiaries to provide a third party pricing or other terms at least as favorable as those received by other third parties who have contracted with Bowater or any of its Subsidiaries;
               (iv) any Contract requiring aggregate future payments or expenditures in excess of $1,000,000 and relating to corrective, clean-up, abatement, remediation or similar actions in connection with environmental liabilities or obligations;

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               (v) any Contract pursuant to which Bowater or any of its Subsidiaries has entered into a material partnership or joint venture with any other person (other than Bowater or any of its Subsidiaries);
               (vi) any indenture, mortgage or similar agreement, loan, guarantee or credit Contract under which Bowater or any of its Subsidiaries has outstanding indebtedness for borrowed money or any outstanding note, bond, indenture or other evidence of indebtedness for borrowed money or otherwise or any guaranteed indebtedness for money borrowed by others, in each case, for or guaranteeing an amount in excess of $5,000,000;
               (vii) other than as disclosed pursuant to clause (vi) above, any pledges, mortgages, security agreements, sale/leaseback arrangements and equipment or other capitalized leases (other than leases for copy machines, postage machines, fax machines and computer equipment) entered into by Bowater or any of its Subsidiaries, in each case, relating to a current outstanding or pledged amount in excess of $5,000,000;
               (viii) any Contract under which Bowater or any of its Subsidiaries is (1) a lessee or sublessee of real property, (2) a lessee or sublessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by a third person, (3) a lessor or sublessor of real property, or (4) a lessor or sublessor of any tangible personal property owned by Bowater or any of its Subsidiaries, in each case which requires annual payments in excess of $5,000,000;
               (ix) any Contract (other than purchase or sale orders in the ordinary course of business that are terminable or cancelable without penalty on 90 days’ notice or less) under which Bowater or any of its Subsidiaries is a purchaser or supplier of goods and services which, pursuant to the terms thereof, requires payments by Bowater or any of its Subsidiaries in excess of $10,000,000 per annum and has a term longer than 12 months;
               (x) any Contract which requires payments by Bowater or any Subsidiary of Bowater in excess of $1,000,000 per annum containing “change of control” or similar provisions;
               (xi) any Contract to which Bowater, ExchangeCo or any of their respective Subsidiaries are parties governing the rights and obligations of holders of the Exchangeable Shares or of the Trustee with respect to the Exchangeable Shares; and
               (xii) any Contract entered into on or after January 1, 2001 relating to the acquisition or disposition of any business (whether by merger, sale of stock or assets or otherwise), in an amount in excess of $25,000,000.
          (b) Each such Bowater Material Contract is valid and in full force and effect and enforceable against Bowater or its applicable Subsidiary and to the Knowledge of Bowater the counterparty to such Bowater Material Contract in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law), except to the extent that (A) they have previously expired in accordance with their terms or (B) the failure to be in full

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force and effect or be enforceable, individually or in the aggregate, has not had and would not reasonably be expected to have a Bowater Material Adverse Effect. Neither Bowater nor any of its Subsidiaries, nor, to the Knowledge of Bowater, any counterparty to any Bowater Material Contract, has violated or is alleged to have violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any Bowater Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, has not had and would not reasonably be expected to have a Bowater Material Adverse Effect.
          SECTION 4.11 Compliance with Laws; Environmental Matters. Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a Bowater Material Adverse Effect and except as disclosed in the Filed Bowater Public Documents (other than the Cautionary Disclosures):
          (a) each of Bowater and its Subsidiaries is and has been since January 1, 2002, in compliance with all Laws and Orders applicable to it, its properties or other assets or its business or operations,
          (b) Bowater and each of its Subsidiaries has in effect all approvals, authorizations, certificates, filings, franchises, licenses, notices, registrations and permits of or with all Governmental Authorities (collectively, “Permits”), including Permits under Environmental Laws and including any Permits and licenses required in connection with timber supply and forest management, necessary for it to own, lease or operate its properties and other assets and to carry on its business and operations as currently conducted, and there has occurred no default under, or violation of, any such Permit;
          (c) during the period of ownership or operation by Bowater or any of its Subsidiaries of any of its currently or formerly owned, leased or operated properties or facilities, there have been no Releases of Hazardous Materials in, on, under, from or affecting any properties or facilities which could reasonably be expected to require remediation under any Environmental Law or require any expenditure by Bowater or any of its Subsidiaries thereunder;
          (d) prior to and after, as applicable, the period of ownership or operation by Bowater or any of its Subsidiaries of any of its currently or formerly owned, leased or operated properties or facilities, to the Knowledge of Bowater, there were no Releases of Hazardous Materials in, on, under, from or affecting any properties or facilities which could reasonably be expected to require remediation under any Environmental Law or require any expenditure by Bowater or any of its Subsidiaries thereunder;
          (e) none of Bowater or its Subsidiaries has received any notice or demand alleging that it may be liable for any Release of Hazardous Materials at any other location which could reasonably be expected to require remediation under Environmental Law or require any expenditure by Bowater or any of its Subsidiaries thereunder;
          (f) neither Bowater nor any of its Subsidiaries is subject to any indemnity obligation or other Contract with any person relating to obligations or liabilities under Environmental Laws; and

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          (g) to the Knowledge of Bowater, there are no facts, circumstances or conditions or proposed changes in Environmental Laws that would reasonably be expected to form the basis for any Action or liability against or affecting Bowater or any of its Subsidiaries relating to or arising under Environmental Laws or that would interfere with or increase the cost of complying with all applicable Environmental Laws in the future.
          SECTION 4.12 Labor Relations and Other Employment Matters.
          (a) As of the date of this Agreement, (1) none of the employees of Bowater or any of its Subsidiaries are represented by any union with respect to their employment by Bowater or such Subsidiary, (2) there is no pending demand for recognition or certification to Bowater or any of its Subsidiaries by any labor organization or group of employees of Bowater or any of its Subsidiaries and (3) to the Knowledge of Bowater, there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with any labor relations board or any tribunal or authority in any applicable jurisdiction with respect to Bowater or any of its Subsidiaries.
          (b) Except as would not, individually or in the aggregate, reasonably be expected to have a Bowater Material Adverse Effect, (1) no work stoppage, slowdown, lockout, labor strike, material arbitrations or other labor disputes against Bowater or any of its Subsidiaries are pending or, to the Knowledge of Bowater, threatened, (2) no unfair labor practice charges, grievances or complaints are pending or, to the Knowledge of Bowater, threatened against Bowater or any of its Subsidiaries, (3) neither Bowater nor any of its Subsidiaries is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses, vacation pay or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees, and (4) Bowater and its Subsidiaries are in compliance with all applicable Law, agreements, contracts, policies, plans and programs relating to employment, employment practices, compensation, benefits, hours, terms and conditions of employment, pay equity rules, and the termination of employment, including any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988.
          SECTION 4.13 Pension and Benefits Compliance.
          (a) Section 4.13(a) of the Bowater Disclosure Schedule contains a complete and accurate list, as of the date of this Agreement, of each material “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), including multiemployer plans within the meaning of Section 3(37) of ERISA and multiemployer plans within the meaning of applicable Canadian provincial pension and benefits Laws) and all employment, employee loan, collective bargaining, bonus, pension, supplemental pension, savings, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock appreciation, restricted stock, stock option, “phantom” stock, retirement, thrift savings, stock bonus, life insurance, medical, hospital, dental care, vision care, short-term and long-term disability, salary continuation, paid time off, fringe benefit, vacation, severance, retention, change in control, and all other material employee benefit plans, programs, policies, practices, whether funded or unfunded, registered or unregistered, qualified or non-qualified, insured or self-insured, or Contracts maintained, contributed to or required to be maintained or contributed to by Bowater or any of its Subsidiaries or any other person or entity

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that, together with Bowater, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a “Commonly Controlled Bowater Entity”) (exclusive of any such plan, program, policy or Contract mandated by and maintained solely pursuant to applicable Law), in each case providing benefits to any Bowater Personnel (collectively “Bowater Benefit Plans”). Neither Bowater nor any Subsidiary or Commonly Controlled Bowater Entity has any Contract, whether formal or informal, to create any additional material benefit plan, program, policy or arrangement of the nature described above or to amend any existing Bowater Benefit Plan. Each Bowater Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or a Canadian registered or unregistered pension plan is sometimes referred to herein as a “Bowater Pension Plan” and each Bowater Benefit Plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or a Canadian group insurance, group benefit or employee benefit plan is sometimes referred to herein as a “Bowater Welfare Plan”. Terms defined in this Section 4.13(a) by reference to the meaning given to such term in a provision of ERISA refer to all plans, programs, policies or Contracts that fall within such meaning, regardless of whether the plan, program, policy or Contract in question is itself subject to ERISA.
          (b) Bowater has provided to ACI current, complete and accurate copies of (1) each Bowater Benefit Plan (or, with respect to any unwritten Bowater Benefit Plans, accurate descriptions thereof), (2) with respect to each Bowater Benefit Plan, for the two most recent years (A) annual reports on Form 5500 or other annual information return required to be filed with the Internal Revenue Service (the “IRS”) or any other Governmental Authority (if any such report was required) and all schedules and attachments thereto, (B) all other material reports, returns and similar documents filed or required to be filed with any Governmental Authority and all schedules and attachments thereto, (C) audited financial statements (if any such statements exist or were required) and all schedules and attachments thereto, and (D) actuarial valuation reports (if any such reports exist or were required) and all schedules and attachments thereto; provided that if no actuarial valuation report was required to be performed during such period, Bowater shall provide the most recently completed actuarial valuation report, (3) the most recent summary plan description or employee booklet for each Bowater Benefit Plan for which such summary plan description or employee booklet is required or exists as of the date of this Agreement, (4) each trust Contract and insurance or group annuity Contract relating to any Bowater Benefit Plan, and (5) with respect to each Bowater Benefit Plan, the most recent favorable IRS determination letter or letter from a Canadian Governmental Authority confirming registration or continued registration, to the extent applicable.
          (c) Except as has not had and would not reasonably be expected to have a Bowater Material Adverse Effect, (1) each Bowater Benefit Plan has been established, maintained and administered in accordance with its terms and all applicable Law and Orders, and (2) Bowater, its Subsidiaries and all Bowater Benefit Plans are in compliance with the applicable provisions of ERISA, the Code and all other Laws to Bowater Benefit Plans and the terms of all collective bargaining Contracts.
          (d) Except as has not had and would not reasonably be expected to have a Bowater Material Adverse Effect, each of the Bowater Benefit Plans subject to Code Section 409A has been administered in good faith compliance with the applicable requirements of Code Section 409A, IRS Notice 2005-1, IRS Notice 2006-79 and the proposed regulations

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issued thereunder. Each Bowater Stock Option was granted with an exercise price per share equal to or greater than the per share fair market value (as such term is used in Code Section 409A and the proposed regulations and other Department of Treasury interpretive guidance issued thereunder) of the Bowater Common Stock underlying such Bowater Stock Option on the grant date thereof. Except as has not had and would not reasonably be expected to have a Bowater Material Adverse Effect, there are no Taxes due or accrued because of Code Section 409A and the proposed regulations and other Department of Treasury interpretive guidance issued thereunder.
          (e) All the Bowater Pension Plans intended to be qualified within the meaning of Section 401(a) of the Code have received favorable determination letters from the IRS, to the effect that such Bowater Pension Plans are so qualified and exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked (nor, to the Knowledge of Bowater, has revocation been threatened) and no event has occurred since the date of the most recent determination letter relating to any such Bowater Pension Plan that would reasonably be expected to adversely affect the qualification of such Bowater Pension Plan or materially increase the costs relating thereto or require security under Section 307 of ERISA. Bowater has provided to ACI a complete and accurate list of all amendments to any Bowater Pension Plan as to which a favorable determination letter has not yet been received or, in the case of a Canadian Bowater Pension Plan, if any, for which registration has not been confirmed. All the Bowater Pension Plans intended or required to be qualified under applicable non U.S. Laws are so qualified and no such registration in Canada, if applicable, has been revoked, or to the Knowledge of Bowater, has revocation been threatened.
          (f) Neither Bowater nor any Commonly Controlled Bowater Entity has, during the six-year period ending on the date hereof, maintained, contributed to or been required to contribute to any Bowater Pension Plan that is subject to Title IV of ERISA or Section 412 of the Code or any corresponding or similar provisions of any other non-U.S. Law relating to plan termination, or any “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA or any “multi-employer plan” within the meaning of applicable Canadian provincial pension and benefits Laws. Except as has not had and would not reasonably be expected to have a Bowater Material Adverse Effect, neither Bowater nor any Commonly Controlled Bowater Entity has any unsatisfied liability under Title IV of ERISA or any corresponding or similar provisions of any other non-U.S. Law. To the Knowledge of Bowater, no condition exists that presents a material risk to Bowater or any Commonly Controlled Bowater Entity of incurring a material liability under Title IV of ERISA or any corresponding or similar provisions of any other non-U.S. Law. The Pension Benefit Guaranty Corporation has not instituted proceedings under Section 4042 of ERISA to terminate any Bowater Benefit Plan and, to the Knowledge of Bowater, no condition exists that presents a material risk that such proceedings will be instituted. No event has occurred, and to the Knowledge of Bowater no condition, exists, that would be reasonably expected to subject Bowater, any Subsidiary of Bowater or any Commonly Controlled Bowater Entity or any Bowater Benefit Plan, to any Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Law with respect to any Bowater Benefit Plan subject to Title IV of ERISA. All contributions under the Bowater Pension Plans that are required to have been made as of the date hereof in accordance with the terms of the Bowater Pension Plans and applicable Law and Orders have been timely made or, if not yet due, have been reflected in the Bowater Balance Sheet in accordance with GAAP.

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          (g) Except as has not had and would not reasonably be expected to have a Bowater Material Adverse Effect, (1) all reports, returns and similar documents with respect to all Bowater Benefit Plans required to be filed with any Governmental Authority or distributed to any Bowater Benefit Plan participant have been duly and timely filed or distributed, (2) none of Bowater or any of its Subsidiaries has received notice of and, to the Knowledge of Bowater, there are no Actions by any Governmental Authority with respect to, termination, wind-up, partial termination, or partial wind-up proceedings or other claims (except claims for benefits payable in the normal operation of Bowater Benefit Plans), suits or proceedings against or involving any Bowater Benefit Plan or asserting any rights or claims to benefits under any Bowater Benefit Plan that are pending or threatened that could reasonably be expected to give rise to any liability, (3) to the Knowledge of Bowater, there are not any facts that could give rise to any liability in the event of any such Action and (4) no written or oral communication has been received from the Pension Benefit Guaranty Corporation in respect of any Bowater Benefit Plan subject to Title IV of ERISA, or from any other Governmental Authority in respect of any Bowater Benefit Plan, in connection with the transactions contemplated herein.
          (h) Except as has not had and would not reasonably be expected to have a Bowater Material Adverse Effect, (1) all contributions, premiums and benefit payments under or in connection with Bowater Benefit Plans that are required to have been made as of the date hereof in accordance with the terms of Bowater Benefit Plans and applicable Law and Orders have been timely made or, if not yet due, have been reflected in the Bowater Balance Sheet in accordance with GAAP, (2) no Bowater Pension Plan subject to ERISA has an “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, (3) all Bowater Benefit Plans that are required to be funded are fully funded on both a going-concern and a solvency or termination basis in accordance with applicable Law, Orders, past practice and generally accepted accounting principles in the applicable jurisdiction and, with respect to all other Bowater Benefit Plans, adequate reserves therefor have been established on the accounting statements of Bowater or the applicable Subsidiary to the extent so required; and (4) no liability or obligation of Bowater or its Subsidiaries exists with respect to any Bowater Benefit Plans that has not been accrued in the consolidated financial statements of Bowater included in the Bowater Public Documents.
          (i) With respect to each Bowater Benefit Plan, except as has not had and would not reasonably be expected to have a Bowater Material Adverse Effect, (1) there has not occurred any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) in which Bowater or any of its Subsidiaries or any of their respective employees, or, to the Knowledge of Bowater, any trustee, administrator or other fiduciary of such Bowater Benefit Plan, or any agent of the foregoing, has engaged that could reasonably be expected to subject Bowater or any of its Subsidiaries or any of their respective employees, or any such trustee, administrator or other fiduciary, to the Tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA and (2) neither Bowater, any of its Subsidiaries or any of their respective employees nor, to the Knowledge of Bowater, any trustee, administrator or other fiduciary of any Bowater Benefit Plan nor any agent of any of the foregoing, has engaged in any transaction or acted in a manner, or failed to act in a manner, that could reasonably be expected to subject Bowater or any of its Subsidiaries or any of their respective employees or, to the Knowledge of Bowater, any such trustee, administrator or other fiduciary, to any liability for breach of fiduciary duty under

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ERISA or any other applicable Law with respect to Bowater Benefit Plans. There have been no withdrawals or improper use or transfer of funds or assets of any Bowater Benefit Plan.
          (j) Subject to any restrictions in applicable collective bargaining agreements, each Bowater Welfare Plan may be amended or terminated (including with respect to benefits provided to retirees and other former employees) without liability to Bowater or any of its Subsidiaries at any time after the Effective Time, which liability would reasonably be expected to have a Bowater Material Adverse Effect. Each of Bowater and its Subsidiaries complies with the applicable requirements of Section 4980B(f) of the Code, Sections 601-609 of ERISA or any corresponding or similar provisions of any state, local or non-U.S. Law with respect to each Bowater Benefit Plan that is a group health plan, as such term is defined in Section 5000(b)(1) of the Code or such state or non-U.S. Law, except for such non-compliance as has not had and would not reasonably be expected to have a Bowater Material Adverse Effect. Neither Bowater nor any of its Subsidiaries has any material obligations for health or life insurance benefits to retired or former employees or their respective beneficiaries or dependents under any Bowater Benefit Plan (other than for continuation coverage required under Section 4980B(f) of the Code).
          (k) None of the execution and delivery of this Agreement or the consummation of the Arrangement or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including as a result of any termination of employment prior to, on or following the Effective Time) will (1) entitle any Bowater Personnel to notice, indemnity in lieu of notice, severance or termination pay, (2) accelerate the time of payment or vesting, or trigger any payment or funding (through a grantor trust or otherwise) of, compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Bowater Benefit Plan, (3) result in any breach or violation of, or a default under, any Bowater Benefit Plan or (4) result in payments under any Bowater Benefit Plan that would not be deductible under Section 280G of the Code, or under any equivalent provisions of the Canadian Tax Act or (5) create or increase any liability under any Bowater Benefit Plan that is a multiemployer plan within the meaning of Section 3(37) of ERISA or a multi-employer plan within the meaning of applicable Canadian provincial pension and benefits Laws.
          (l) Neither Bowater nor any of its Subsidiaries has any liability or obligations, including under or on account of a Bowater Benefit Plan, arising out of the hiring of persons to provide services to Bowater or any of its Subsidiaries and treating such persons as consultants or independent contractors and not as employees of Bowater or any of its Subsidiaries, except for such liabilities or obligations that individually or in the aggregate would not reasonably be expected to have a Bowater Material Adverse Effect.
          (m) There is no Contract, plan or arrangement covering any person in the U.S. that, individually or in the aggregate, could give rise to the payment of any amount that would not be deductible by Bowater or any of its Subsidiaries by reason of Section 162(m) of the Code or any equivalent provisions of the Canadian Tax Act. No material deduction by Bowater or any of its Subsidiaries in respect of any “applicable employee remuneration” (within the meaning of Section 162(m) of the Code) has been disallowed or is subject to disallowance by reason of Section 162(m) of the Code or any equivalent provisions of the Canadian Tax Act.

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          (n) None of the Bowater Personnel is entitled to receive any additional payment from Bowater or any of its Subsidiaries or ACI by reason of the excise Tax required by Section 4999(a) of the Code being imposed on such person.
          (o) None of the Canadian Bowater Pension Plans is the result of a merger or consolidation of two or more predecessor pension plans, and no application to approve any such merger or consolidation of a Canadian Bowater Pension Plan has been made to any Canadian Governmental Authority and is presently outstanding.
          SECTION 4.14 Taxes.
          (a) All material Tax Returns required to be filed by or with respect to Bowater or any of its Subsidiaries have been properly prepared and timely filed, and all such Tax Returns (including information provided therewith or with respect thereto) are correct and complete in all material respects.
          (b) Bowater and its Subsidiaries have fully and timely paid all material Taxes owed by them (whether or not shown on any Tax Return) and have made adequate provision for any Taxes that are not yet due and payable for all taxable periods, or portions thereof, ending on or before the date of this Agreement.
          (c) Bowater and its Subsidiaries have made available to ACI correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for the 2004 and 2005 taxation years.
          (d) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from Bowater or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.
          (e) No audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of Bowater, threatened with respect to any Taxes due from or with respect to Bowater or any of its Subsidiaries. No Governmental Authority has given written notice of its intention to assert any deficiency or claim for additional Taxes against Bowater or any of its Subsidiaries. No claim in writing has been made against Bowater or any of its Subsidiaries by any Governmental Authority in a jurisdiction where Bowater and its Subsidiaries do not file Tax Returns that Bowater or such Subsidiary is or may be subject to taxation by that jurisdiction. All deficiencies for Taxes asserted or assessed in writing against Bowater or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in Bowater’s periodic reports to the SEC.
          (f) There are no Liens for Taxes upon any of the assets of Bowater or any of its Subsidiaries, except for statutory Liens for current Taxes not yet due.
          (g) Neither Bowater nor any of its Subsidiaries is a party to any Contract relating to the sharing, allocation or indemnification of Taxes (collectively, “Tax Sharing Agreements”) or has any liability for Taxes of any person (other than members of the affiliated group, within the meaning of Section 1504(a) of the Code, filing consolidated federal income tax

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returns of which Bowater is the common parent) under Treasury Regulation § 1.1502-6, Treasury Regulation § 1.1502-78 or any similar state, local or foreign Laws, as a transferee or successor, or otherwise.
          (h) Bowater and its Subsidiaries have each withheld (or will withhold) from their respective employees, independent contractors, creditors, stockholders and third parties, and timely paid to the appropriate Governmental Authority, proper and accurate amounts in all material respects for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable Law. Bowater and its Subsidiaries have each complied in all material respects with all Tax information reporting provisions under applicable Law.
          (i) Neither Bowater nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.
          (j) Any adjustment of Taxes of Bowater or any of its Subsidiaries made by any Governmental Authority, which adjustment is required to be reported to the appropriate state, local, or foreign taxing authorities, has been so reported.
          (k) Neither Bowater nor any of its Subsidiaries has executed or entered into a closing agreement under Section 7121 of the Code or any similar provision of state, local or foreign Laws, and neither Bowater nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Authority.
          (l) Neither Bowater nor any of its Subsidiaries has entered into any transaction that constitutes (i) a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b), (ii) a “confidential tax shelter” within the meaning of Treasury Regulation § 301.6111-2(a)(2) or (iii) a “potentially abusive tax shelter” within the meaning of Treasury Regulation § 301.6112-1(b).
          (m) The net operating loss carryforwards of Bowater and its Subsidiaries (the “NOLs”) as set forth in Section 4.14(m) of the Bowater Disclosure Schedule are not subject to any limitation under Section 111 of the Canadian Tax Act or under Section 382 or 384 of the Code or otherwise. There are no Actions pending or, to the Knowledge of Bowater, threatened against, with respect to or in limitation of the NOLs, including any limitations under Section 111 of the Canadian Tax Act or under Sections 382 or 384 of the Code (other than limitations incurred in connection with transactions contemplated by this Agreement).
          (n) Bowater and each of its Subsidiaries have disclosed on their Tax Returns each position taken on such a Tax Return that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code or any similar provision of applicable Law, and is in possession of supporting documentation as may be required under any such provision.

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          SECTION 4.15 Title to Properties.
          (a) Bowater and each of its Subsidiaries has good, valid and marketable fee simple title to, or valid leasehold or sublease interests or other comparable contract rights, as applicable, in or relating to all real property owned, leased or subleased by Bowater or any of its Subsidiaries (the “Bowater Real Property”) and all other tangible assets necessary for the conduct of its business as currently conducted, except as have been disposed of in the ordinary course of business, free and clear of all Liens, except for defects in title, recorded easements, restrictive covenants and other encumbrances of record that individually or in the aggregate have not had and would not reasonably be expected to have a Bowater Material Adverse Effect. Bowater and each of its Subsidiaries has complied with the terms of all leases and subleases with respect to Bowater Real Property leased or subleased by Bowater or any of its Subsidiaries (the “Bowater Leases”), and all Bowater Leases are in full force and effect, enforceable in accordance with their terms against Bowater or a Subsidiary of Bowater that is a party thereto and, to the Knowledge of Bowater, the counterparties thereto, except for such failure to comply or be in full force and effect that individually or in the aggregate has not had and would not reasonably be expected to have a Bowater Material Adverse Effect. Neither Bowater nor any of its Subsidiaries has received or provided any written notice of any event or occurrence that has resulted or could result (with or without the giving of notice, the lapse of time or both) in a default with respect to any Lease, which defaults individually or in the aggregate have had or would reasonably be expected to have a Bowater Material Adverse Effect.
          (b) All buildings, structures, fixtures, building systems and equipment included in the Bowater Real Property (the “Bowater Structures”) are in reasonably good condition and repair in all material respects and sufficient for the operation of the business of Bowater, subject to reasonable wear and tear and subject to replacements and upgrades of fixed assets, except for such failures that individually or in the aggregate has not had and would not reasonably be expected to have a Bowater Material Adverse Effect.
          (c) Neither Bowater nor any of its Subsidiaries is a party to or obligated under any option, right of first refusal or other contractual right to sell, dispose of or lease any of the Bowater Real Property or any portion thereof or interest therein, in each case that is material to Bowater and its Subsidiaries, taken as a whole, to any person (other than pursuant to this Agreement).
          (d) The present use of the land and Bowater Structures on the Bowater Real Property are in conformity with all applicable Law, including all applicable zoning Laws, and with all registered deeds, restrictions of record or other agreements affecting such Bowater Real Property, except for such failures to be in conformity that individually or in the aggregate have not had and would not reasonably be expected to have a Bowater Material Adverse Effect.
          SECTION 4.16 Intellectual Property.
          (a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Bowater Material Adverse Effect: (1) Bowater and its Subsidiaries own, license or have the right to use all Intellectual Property used in the operation of their businesses as currently conducted (the “Bowater Intellectual Property”), free and clear of

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all Liens; (2) no Actions or Orders are pending or, to the Knowledge of Bowater, threatened (including cease and desist letters or requests for a license) against Bowater or its Subsidiaries with regard to the ownership, use, validity or enforceability of any Intellectual Property; (3) the operation of Bowater and its Subsidiaries’ businesses as currently conducted does not infringe, misappropriate or violate (“Infringe”) the Intellectual Property of any other person and no other person is infringing Bowater’s or any of its Subsidiaries’ Intellectual Property; (4) all registrations and applications for patents, trademarks, copyrights and domain names owned or controlled by Bowater or any of its Subsidiaries are subsisting and unexpired, have not been abandoned or cancelled and, to the Knowledge of Bowater, are valid and enforceable; and (5) Bowater and its Subsidiaries take all reasonable actions to protect their Intellectual Property (including trade secrets and confidential information), and require all persons who create or contribute to material proprietary Intellectual Property to assign all of their rights therein to Bowater. Upon the consummation of the transactions contemplated herein, Bowater shall own and have the right to use all Bowater Intellectual Property on the same terms and conditions as Bowater and its Subsidiaries enjoyed prior to such transactions.
          (b) “Intellectual Property” shall mean all patents, inventions, technology, discoveries, processes, formulae and know-how, copyrights and copyrightable works (including software, databases, applications, code, systems, networks, website content, documentation and related items), trademarks, service marks, trade names, logos, domain names, corporate names, trade dress and other source indicators, and the goodwill of the business appurtenant thereto, trade secrets, customer data and other confidential or proprietary information.
          SECTION 4.17 State Takeover Laws; Bowater Certificate Provisions; Rights Agreements. None of Section 203 of the Delaware General Corporation Law, any similar state anti-takeover statute or regulation, or any takeover-related provision in the Bowater Certificate or Bowater Bylaws would (i) prohibit or restrict the ability of any Bowater Entity to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, or (ii) have the effect of invalidating or voiding this Agreement or any provision hereof. Bowater has not entered into, and the Board of Directors of Bowater has not adopted or authorized the adoption of, any stockholder rights plan or similar agreement.
          SECTION 4.18 Brokers and Other Advisors. No broker, investment banker, financial advisor or other person (other than Goldman, Sachs & Co., UBS Investment Bank and The Levin Group, L.P.) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Bowater.
          SECTION 4.19 Opinion of Financial Advisors. The Board of Directors of Bowater has received the opinions of each of Goldman, Sachs & Co. and UBS Investment Bank, dated as of the date of this Agreement, to the effect that, as of such date, the Bowater Exchange Ratio is fair, from a financial point of view, to the holders of Bowater Common Stock and to the holders of Exchangeable Shares.
          SECTION 4.20 Insurance. All insurance policies maintained by Bowater or any of its Subsidiaries are in full force and effect, except as individually or in the aggregate has not had and would not reasonably be expected to have a Bowater Material Adverse Effect, and

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provide insurance in such amounts and against such risks as the management of Bowater reasonably has determined to be prudent in accordance with industry practices or as is required by Law. Neither Bowater nor any of its Subsidiaries is in breach or default, and neither Bowater nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or lapse of time or both, would constitute such a breach or default, or permit a termination or modification of any of the insurance policies of Bowater or its Subsidiaries, except in each case for such breaches, defaults, terminations or modifications that individually or in the aggregate have not had and would not reasonably be expected to have a Bowater Material Adverse Effect.
          SECTION 4.21 Vote Required. The only votes of the holders of any class or series of Bowater’s capital stock or other securities of Bowater necessary to approve this Agreement and the transactions contemplated hereby are the affirmative vote in favor of the approval and adoption of this Agreement and the Merger of the holders of a majority of the voting power of Bowater Common Stock and of Bowater Special Preferred Stock, voting as a single class (such approvals, collectively, the “Bowater Stockholder Approval”).
          SECTION 4.22 CallCo and ExchangeCo Status.
          (a) Other than in connection with the Arrangement or the transactions contemplated by this Agreement, Bowater, directly or indirectly, has no plan or intention to: (i) cause the liquidation of ExchangeCo or CallCo (for U.S. federal income tax purposes or otherwise), (ii) cause the sale, distribution or other disposition of the stock of ExchangeCo or CallCo by the owner thereof (other than a transfer to one or more wholly-owned Subsidiaries of Bowater), or (iii) cause ExchangeCo to issue any shares of voting stock of ExchangeCo (other than to one or more wholly-owned Subsidiaries of Bowater).
          (b) At the Effective Time, except as contemplated by the Arrangement, Bowater or one or more direct or indirect wholly-owned Subsidiaries of Bowater will own all of the outstanding capital stock of ExchangeCo other than the Exchangeable Shares currently held by public holders and the Exchangeable Shares to be issued in the Arrangement or in connection with the Arrangement, and ExchangeCo will be a “taxable Canadian corporation” within the meaning of the Canadian Tax Act.
          (c) Except for the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement and the transactions contemplated hereby and in the Plan of Arrangement, CallCo has not and will not have incurred, directly or indirectly, any obligations or liabilities or engaged in any business or activities or entered into any agreements or arrangements with any person. At no time prior to the Effective Time will CallCo own any material assets.
          SECTION 4.23 Exchangeable Shares. The Exchangeable Shares to be issued in connection with the Arrangement will be duly and validly issued by ExchangeCo and fully paid and non-assessable. The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares shall be substantially as set out in Appendix I of the Plan of Arrangement.
          SECTION 4.24 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, neither Bowater nor any other person (i) makes any representation or warranty express or implied, including any implied

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representation or warranty, as to condition, merchantability, suitability or fitness for a particular purpose of any of the assets used in the business of or held by Bowater or any of its Subsidiaries or (ii) makes any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Bowater or any of its Subsidiaries or the business conducted by Bowater or any of its Subsidiaries, in each case except as expressly set forth in this Agreement or as and to the extent required by this Agreement to be set forth in the Bowater Disclosure Schedule.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF ACI
          Except as set forth in the disclosure schedule delivered by ACI to Bowater prior to the execution of this Agreement (the “ACI Disclosure Schedule”) (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure schedule relates (and such items or matters disclosed in other sections of the ACI Disclosure Schedule to the extent the relevance of such items or matters to the referenced Section or subsection of this Agreement is reasonably apparent on the face of such disclosure)) (it being understood and agreed by the parties that individual sections in this ARTICLE V do not contain any references to such ACI Disclosure Schedule), ACI represents and warrants to Bowater as follows:
          SECTION 5.01 Organization, Standing and Corporate Power. ACI and each of its Subsidiaries has been duly amalgamated or organized, as applicable, and is validly existing and in good standing (with respect to jurisdictions for which that concept is applicable) under the Laws of the jurisdiction of its amalgamation, incorporation or formation, as the case may be, and has all requisite corporate or similar power and authority to own, lease or otherwise hold and operate its properties and other assets and to carry on its activities as currently conducted, except where the failure to be so qualified individually or in the aggregate has not had and would not reasonably be expected to have an ACI Material Adverse Effect. ACI and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions for which that concept is applicable) in each jurisdiction in which the nature of its activities or the ownership, leasing or operation of its properties makes such qualification, licensing or good standing necessary, other than in such jurisdictions where the failure to be so qualified, licensed or in good standing individually or in the aggregate has not had and would not reasonably be expected to have an ACI Material Adverse Effect. ACI has made available to Bowater, prior to the date of this Agreement, complete and accurate copies of the articles of amalgamation of ACI, as currently in effect (the “ACI Articles”) and the bylaws of ACI         , as currently in effect (the “ACI Bylaws”).
          SECTION 5.02 Subsidiaries. Section 5.02 of the ACI Disclosure Schedule lists, as of the date hereof, each material Subsidiary of ACI. All of the outstanding capital stock of, or other equity interests in, each material Subsidiary of ACI, is directly or indirectly owned by ACI. All the issued and outstanding shares of capital stock of, or other equity interests in, each such material Subsidiary owned by ACI have been validly issued and are fully paid and non-assessable and are owned directly or indirectly by ACI free and clear of all Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other

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equity interests (other than restrictions imposed by Securities Laws). Except for the Subsidiaries of ACI, ACI does not own, directly or indirectly, as of the date hereof, any capital stock of, or other voting securities or equity interests in, any material corporation, partnership, joint venture, association or other entity. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating any material Subsidiary of ACI to issue or sell any shares of any material Subsidiary of ACI or securities or obligations of any kind convertible into or exchangeable for any shares of any material Subsidiary of ACI.
          SECTION 5.03 Capital Structure. As of the date hereof, the authorized capital of ACI consists of an unlimited number common shares, no par value, of ACI (“ACI Common Shares”) and an unlimited number of Class A preferred shares, no par value, of ACI (“ACI Preferred Shares”). At the close of business on December 31, 2006, (i) 440,174,994 ACI Common Shares were issued and outstanding, (ii) no shares of the ACI Preferred Shares were issued and outstanding and (iii) 14,457,537 ACI Common Shares were subject to outstanding ACI Stock Options or ACI’s obligation to issue ACI Common Shares granted under the employee and director stock plans of ACI (the “ACI Stock Plans”) and other employment arrangements. Section 5.03 of the ACI Disclosure Schedule sets forth a complete and accurate list, as of December 31, 2006, of all outstanding ACI Stock Options, stock appreciation rights with respect to ACI Common Shares (“ACI SARs”) and ACI Share-Based Awards, granted under ACI Stock Plans or otherwise, the number of ACI Common Shares subject thereto, the grant dates, expiration dates, exercise or base prices (if applicable) and vesting schedules thereof and the names of the holders thereof. All outstanding ACI Stock Options, ACI SARs and ACI Share-Based Awards are evidenced by stock option agreements, restricted stock agreements or other award agreements in each case in the forms set forth in Section 5.03 of the ACI Disclosure Schedule, and no stock option agreement, restricted stock agreement or other award agreement contains terms that are inconsistent with such forms. Except as set forth above in this Section 5.03, as of December 31, 2006 there were not issued, reserved for issuance or outstanding (1) any capital shares or other voting securities of ACI, (2) any securities of ACI convertible into or exchangeable or exercisable for capital shares or voting securities of ACI or (3) any warrants, calls, options or other rights to acquire from ACI, or any obligation of ACI to issue, any capital shares, voting securities or securities convertible into or exchangeable or exercisable for capital shares or voting securities of ACI. No bonds, debentures, notes or other indebtedness of ACI having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of ACI may vote are issued or outstanding.
          SECTION 5.04 Authority; Noncontravention.
          (a) ACI has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the ACI Shareholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by ACI and the consummation by ACI of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of ACI and no other corporate proceedings on the part of ACI are necessary to authorize this Agreement, to consummate the transactions contemplated by this Agreement (other than the obtaining of the ACI Shareholder Approval). This Agreement has been duly executed and delivered by ACI and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of ACI, enforceable against such person in accordance with its terms,

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subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).
          (b) At a meeting duly called and held, ACI’s Board of Directors has unanimously: (1) determined that this Agreement and the transactions contemplated hereby (including the Merger and the Arrangement) are advisable and fair to and in the best interests of ACI and the holders of the ACI Common Shares; (2) authorized and approved this Agreement and the transactions contemplated hereby (including the Merger and the Arrangement); and (3) resolved to recommend approval and adoption of the Arrangement by its shareholders at the ACI Meeting.
          (c) The execution and delivery of this Agreement by ACI do not, and the consummation by ACI of the Arrangement and the other transactions contemplated by this Agreement and compliance by ACI with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of ACI or any of its Subsidiaries under, (x) the ACI Articles or the ACI Bylaws or the comparable organizational documents of any of its Subsidiaries, (y) any Contract to which ACI or any of its Subsidiaries is a party or any of their respective properties or other assets is subject or (z) subject to the obtaining of the ACI Shareholder Approval and obtaining consents or approvals of any Governmental Authority or making the governmental filings and other matters referred to in Section 5.04(d), any (1) Law applicable to ACI or any of its Subsidiaries or any of their respective properties or other assets or (2) Order applicable to ACI or any of its Subsidiaries or their respective properties or other assets, other than, in the case of clauses (y) and (z), any such conflicts, violations, breaches, defaults, rights of termination, modification, cancellation or acceleration, losses or Liens that individually or in the aggregate have not had and would not reasonably be expected to have an ACI Material Adverse Effect.
          (d) No consent, approval, order, receipt or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to ACI or any of its Subsidiaries in connection with the execution and delivery of this Agreement by ACI or the consummation of the Arrangement or the other transactions contemplated by this Agreement, except for (1) (A) the filing of a premerger notification and report form by ACI under the HSR Act and the expiration or termination of the waiting period required thereunder, (B) Competition Act Approval and ICA Approval, and (C) the receipt, termination or expiration, as applicable, of approvals or waiting periods required under any other applicable antitrust Law, (2) applicable requirements of the 1933 Act, the 1934 Act, and state securities and “blue sky” Laws, as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (3) the filing of the Articles of Arrangement with the Director, (4) applicable requirements under the Canadian Securities Laws and of the Canadian Securities Regulatory Authorities, (5) any filings with and approvals of the NYSE, (6) any filings with and approvals of the TSX, (7) any applicable requirements under forestry legislation in jurisdictions in which ACI or any of its Subsidiaries operate and the Permits issued or granted under such legislation, and (8) such other consents, approvals, orders, authorizations,

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actions, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate has not had and would not reasonably be expected to have an ACI Material Adverse Effect.
          (e) There is no anti-takeover statute, regulation or Law, or any takeover-related provision in the ACI Articles or ACI Bylaws that would (i) prohibit or restrict the ability of any ACI Entity to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, or (ii) have the effect of invalidating or voiding this Agreement or any provision hereof. ACI has not entered into, and the Board of Directors of ACI has not adopted or authorized the adoption of, any stockholder rights plan or similar agreement.
          SECTION 5.05 ACI Public Documents.
          (a) ACI has timely filed all reports, schedules, forms, statements and other documents with SEC and the Canadian Securities Regulatory Authorities required to be filed by ACI since January 1, 2004 (such documents, the “ACI Public Documents”). Each of the ACI Public Documents, as amended prior to the date of this Agreement, complied as to form in all material respects with, to the extent in effect at the time of filing, the requirements of the 1933 Act, the 1934 Act and applicable Canadian Securities Laws applicable to such ACI Public Documents, and none of the ACI Public Documents when filed or, if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) of ACI included in the ACI Public Documents (or incorporated therein by reference) complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC and applicable Canadian Securities Laws with respect thereto in effect at the time of such filing, had been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC and applicable Canadian Securities Laws) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of ACI and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments). Neither ACI nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among ACI and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, ACI or any of its Subsidiaries in the ACI’s or such Subsidiary’s published financial statements or other ACI Public Documents. None of the Subsidiaries of ACI are, or have at any time since January 1, 2004 been, subject to the reporting requirements of Section 13(a) or 15(d) of the 1934 Act.

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          (b) Each of the principal executive officer of ACI and the principal financial officer of ACI (or each former principal executive officer of ACI and each former principal financial officer of ACI, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the ACI Public Documents, and the statements contained in each such certification, at the time of filing or submission of such certification, were true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither ACI nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers in violation of Section 402 of the Sarbanes-Oxley Act. As of the date hereof, ACI has no reason to believe that its outside auditors and its principal executive officer and principal financial officer will not be able to give, without qualification, the certificates and attestations required pursuant to the Sarbanes-Oxley Act when next due.
          (c) ACI has, to the extent required by applicable Law, (1) designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the 1934 Act) to ensure that material information relating to ACI, including its consolidated subsidiaries, is made known to its principal executive officer and principal financial officer; (2) designed internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the 1934 Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP; (3) evaluated the effectiveness of the ACI’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable ACI Public Document that is a report on Form 40-F or Form 6-K or any amendment thereto its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation; and (4) to the extent required by applicable Law, disclosed in such report or amendment any change in ACI’s internal control over financial reporting that occurred during the period covered by such report or amendment that has materially affected, or is reasonably likely to materially affect, ACI’s internal control over financial reporting.
          (d) ACI has, to the extent required by applicable Law, disclosed, based on the most recent evaluation of internal control over financial reporting, to ACI’s auditors and the audit committee of ACI’s Board of Directors (1) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect ACI’s ability to record, process, summarize and report financial information, and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the ACI’s internal control over financial reporting.
          (e) Since January 1, 2001, (i) neither ACI nor any of its Subsidiaries, nor, to the Knowledge of ACI, any director, officer, employee, auditor, accountant or representative of ACI or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of ACI or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that ACI or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing ACI or any of its Subsidiaries,

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whether or not employed by ACI or any of its Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by ACI or any of its Subsidiaries or their respective officers, directors, employees or agents to the Board of Directors of ACI or any committee thereof or to any director or officer of ACI.
          SECTION 5.06 Information Supplied. None of the information supplied or to be supplied by or on behalf of ACI specifically for inclusion or incorporation by reference in (i) the Form S-4, any Alternative Form or the Form S-3 will, at the time the Form S-4, such Alternative Form or the Form S-3, as applicable, is filed with the SEC and at the time it becomes effective under the 1933 Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to the shareholders of ACI and at the time of the ACI Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by ACI with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Bowater or any of its Subsidiaries specifically for inclusion or incorporation by reference in the Form S-4, any Alternative Form or the Form S-3 or the Joint Proxy Statement.
          SECTION 5.07 Undisclosed Liabilities. There are no liabilities or obligations of ACI or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, other than (a) liabilities or obligations disclosed and provided for in the ACI Balance Sheet or disclosed in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the ACI Balance Sheet Date, (c) liabilities or obligations incurred directly pursuant to this Agreement or (d) other liabilities which individually or in the aggregate have not had and would not reasonably be expected to have an ACI Material Adverse Effect.
          SECTION 5.08 Absence of Certain Changes or Events. Since the ACI Balance Sheet Date, there has not been any ACI Material Adverse Effect. Except as disclosed in the the ACI Public Documents filed prior to the date of this Agreement (such ACI Public Documents, the “Filed ACI Public Documents”) (other than in the Cautionary Disclosures) and for liabilities incurred in connection with this Agreement or, with respect to liabilities incurred after the date hereof, as expressly permitted pursuant to Section 6.02, since the ACI Balance Sheet Date (i) ACI and its Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice, and (ii) there has not been any action taken or committed to be taken by ACI or any of its Subsidiaries which, if taken following entry by ACI into this Agreement, would have required the consent of Bowater pursuant to Section 6.02 (excluding Section 6.02(i)).
          SECTION 5.09 Litigation. There are no Actions, including Actions under or relating to any Environmental Law, pending or, to the Knowledge of ACI, threatened against ACI or any of its Subsidiaries or any of their respective assets, rights or properties or any of the

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executive officers or directors of ACI, except, in each case, for those that individually or in the aggregate have not had and would not reasonably be expected to have, an ACI Material Adverse Effect or for those disclosed in the Filed ACI Public Documents. Neither ACI nor any of its Subsidiaries nor any of their respective properties or assets is or are subject to any Order, settlement or award, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an ACI Material Adverse Effect or for those disclosed in Item 4 (or other item number corresponding to “Legal Proceedings”) of the Filed ACI Public Documents or in the notes to the most recent audited financial statements and most recent financial statements included in the Filed ACI Public Documents. To the Knowledge of ACI, there are no formal or informal inquiries, inspections or investigations by any Governmental Authority or internal investigations, in each case regarding accounting or disclosure practices of ACI or any of its Subsidiaries, compliance by ACI or any of its Subsidiaries with any Law or any malfeasance by any executive officer of ACI or any of its Subsidiaries, except for those that individually or in the aggregate have not had and would not reasonably be expected to have an ACI Material Adverse Effect.
          SECTION 5.10 ACI Material Contracts.
          (a) For purposes of this Agreement, “ACI Material Contract” shall mean:
               (i) any employment, severance, consulting retention, indemnification, change-in-control, deferred compensation or other Contract with any ACI Personnel which will require the payment of amounts by ACI or any of its Subsidiaries, as applicable, after the date hereof in excess of $250,000 per annum;
               (ii) any Contract containing covenants of ACI or any of its Subsidiaries not to (or otherwise restrict or limit the ability of ACI or any of its Subsidiaries to) compete in any line of business or geographic area;
               (iii) any contract that contains a “most favored nation” provision binding ACI or any of its Subsidiaries to provide a third party pricing or other terms at least as favorable as those received by other third parties who have contracted with ACI or any of its Subsidiaries;
               (iv) any Contract requiring aggregate future payments or expenditures in excess of $1,000,000 and relating to corrective, clean-up, abatement, remediation or similar actions in connection with environmental liabilities or obligations;
               (v) any Contract pursuant to which ACI or any of its Subsidiaries has entered into a material partnership or joint venture with any other person (other than ACI or any of its Subsidiaries);
               (vi) any indenture, mortgage or similar agreement, loan, guarantee or credit Contract under which ACI or any of its Subsidiaries has outstanding indebtedness for borrowed money or any outstanding note, bond, indenture or other evidence of indebtedness for borrowed money or otherwise or any guaranteed indebtedness for money borrowed by others, in each case, for or guaranteeing an amount in excess of $5,000,000;

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               (vii) other than as disclosed pursuant to clause (vi) above, any pledges, mortgages, security agreements, sale/leaseback arrangements and equipment or other capitalized leases (other than leases for copy machines, postage machines, fax machines and computer equipment) entered into by ACI or any of its Subsidiaries, in each case, relating to a current outstanding or pledged amount in excess of $5,000,000;
               (viii) any Contract under which ACI or any of its Subsidiaries is (1) a lessee or sublessee of real property, (2) a lessee or sublessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by a third person, (3) a lessor or sublessor of real property, or (4) a lessor or sublessor of any tangible personal property owned by ACI or any of its Subsidiaries, in each case which requires annual payments in excess of $5,000,000;
               (ix) any Contract (other than purchase or sale orders in the ordinary course of business that are terminable or cancelable without penalty on 90 days’ notice or less) under which ACI or any of its Subsidiaries is a purchaser or supplier of goods and services which, pursuant to the terms thereof, requires payments by ACI or any of its Subsidiaries in excess of $10,000,000 per annum and has a term of longer than 12 months;
               (x) any Contract which requires payments by ACI or any Subsidiary of ACI in excess of $1,000,000 per annum containing “change of control” or similar provisions; and
               (xi) any Contract entered into on or after January 1, 2001 relating to the acquisition or disposition of any business (whether by merger, sale of stock or assets or otherwise), in an amount in excess of $25,000,000.
          (b) Each such ACI Material Contract is valid and in full force and effect and enforceable against ACI or its applicable Subsidiary and to the Knowledge of ACI the counterparty to such ACI Material Contract in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law), except to the extent that (A) they have previously expired in accordance with their terms or (B) the failure to be in full force and effect or be enforceable, individually or in the aggregate, has not had and would not reasonably be expected to have an ACI Material Adverse Effect. Neither ACI nor any of its Subsidiaries, nor, to the Knowledge of ACI, any counterparty to any ACI Material Contract, has violated or is alleged to have violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any ACI Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, has not had and would not reasonably be expected to have an ACI Material Adverse Effect.
          SECTION 5.11 Compliance with Laws; Environmental Matters. Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have an ACI Material Adverse Effect and except as disclosed in the Filed ACI Public Documents (other than the Cautionary Disclosures):

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          (a) each of ACI and its Subsidiaries is and has been since January 1, 2002, in compliance with all Laws and Orders applicable to it, its properties or other assets or its business or operations,
          (b) ACI and each of its Subsidiaries has in effect all Permits, including Permits under Environmental Laws and including any Permits and licenses required in connection with timber supply and forest management, necessary for it to own, lease or operate its properties and other assets and to carry on its business and operations as currently conducted, and there has occurred no default under, or violation of, any such Permit;
          (c) during the period of ownership or operation by ACI or any of its Subsidiaries of any of its currently or formerly owned, leased or operated properties or facilities, there have been no Releases of Hazardous Materials in, on, under, from or affecting any properties or facilities which could reasonably be expected to require remediation under any Environmental Law or require any expenditure by ACI or any of its Subsidiaries thereunder;
          (d) prior to and after, as applicable, the period of ownership or operation by ACI or any of its Subsidiaries of any of its currently or formerly owned, leased or operated properties or facilities, to the Knowledge of ACI, there were no Releases of Hazardous Materials in, on, under, from or affecting any properties or facilities which could reasonably be expected to require remediation under any Environmental Law or require any expenditure by ACI or any of its Subsidiaries thereunder;
          (e) none of ACI or its Subsidiaries has received any notice or demand alleging that it may be liable for any Release of Hazardous Materials at any other location which could reasonably be expected to require remediation under Environmental Law or require any expenditure by ACI or any of its Subsidiaries thereunder;
          (f) neither ACI nor any of its Subsidiaries is subject to any indemnity obligation or other Contract with any person relating to obligations or liabilities under Environmental Laws; and
          (g) to the Knowledge of ACI, there are no facts, circumstances or conditions or proposed changes in Environmental Laws that would reasonably be expected to form the basis for any Action or liability against or affecting ACI or any of its Subsidiaries relating to or arising under Environmental Laws or that would interfere with or increase the cost of complying with all applicable Environmental Laws in the future.
          SECTION 5.12 Labor Relations and Other Employment Matters.
          (a) As of the date of this Agreement, (1) none of the employees of ACI or any of its Subsidiaries are represented by any union with respect to their employment by ACI or such Subsidiary, (2) there is no pending demand for recognition or certification to ACI or any of its Subsidiaries by any labor organization or group of employees of ACI or any of its Subsidiaries and (3) to the Knowledge of ACI, there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with any labor relations board or any tribunal or authority in any applicable jurisdiction with respect to ACI or any of its Subsidiaries.

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          (b) Except as would not, individually or in the aggregate, reasonably be expected to have an ACI Material Adverse Effect, (1) no work stoppage, slowdown, lockout, labor strike, material arbitrations or other labor disputes against ACI or any of its Subsidiaries are pending or, to the Knowledge of ACI, threatened, (2) no unfair labor practice charges, grievances or complaints are pending or, to the Knowledge of ACI, threatened against ACI or any of its Subsidiaries, (3) neither ACI nor any of its Subsidiaries is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses, vacation pay or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees, and (4) ACI and its Subsidiaries are in compliance with all applicable Law, agreements, contracts, policies, plans and programs relating to employment, employment practices, compensation, benefits, hours, terms and conditions of employment and the termination of employment, pay equity rules, including any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988.
          SECTION 5.13 Pension and Benefits Compliance.
          (a) Section 5.13(a) of the ACI Disclosure Schedule contains a complete and accurate list, as of the date of this Agreement, of each material “employee benefit plan” (within the meaning of Section 3(3) of ERISA, including multiemployer plans within the meaning of Section 3(37) of ERISA and multiemployer plans within the meaning of applicable Canadian provincial pension and benefits Laws) and all employment, employee loan, collective bargaining, bonus, pension, supplemental pension, savings, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock appreciation, restricted stock, stock option, “phantom” stock, retirement, thrift savings, stock bonus, life insurance, medical, hospital, dental care, vision care, short-term and long-term disability, salary continuation, paid time off, fringe benefit, vacation, severance, retention, change in control, and all other material employee benefit plans, programs, policies, practices, whether funded or unfunded, registered or unregistered, qualified or non-qualified, insured or self-insured, or Contracts maintained, contributed to or required to be maintained or contributed to by ACI or any of its Subsidiaries or any other person or entity that, together with ACI, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a “Commonly Controlled ACI Entity”) (exclusive of any such plan, program, policy or Contract mandated by and maintained solely pursuant to applicable Law), in each case providing benefits to any ACI Personnel (collectively, “ACI Benefit Plans”). Neither ACI nor any Subsidiary or Commonly Controlled ACI Entity has any Contract, whether formal or informal, to create any additional material benefit plan, program, policy or arrangement of the nature described above or to amend any existing ACI Benefit Plan. Each ACI Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or a Canadian registered or unregistered pension plan is sometimes referred to herein as an “ACI Pension Plan” and each ACI Benefit Plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or a Canadian group insurance, group benefit or employee benefit plan is sometimes referred to herein as an “ACI Welfare Plan”. Terms defined in this Section 5.13(a) by reference to the meaning given to such term in a provision of ERISA refer to all plans, programs, policies or Contracts that fall within such meaning, regardless of whether the plan, program, policy or Contract in question is itself subject to ERISA.

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          (b) ACI has provided to Bowater current, complete and accurate copies of (1) each ACI Benefit Plan (or, with respect to any unwritten ACI Benefit Plans, accurate descriptions thereof), (2) with respect to each ACI Benefit Plan, for the two most recent years (A) annual reports on Form 5500 or other annual information return required to be filed with the IRS or any other Governmental Authority (if any such report was required) and all schedules and attachments thereto, (B) all other material reports, returns and similar documents filed or required to be filed with any Governmental Authority and all schedules and attachments thereto, (C) audited financial statements (if any such statements exist or were required) and all schedules and attachments thereto, and (D) actuarial valuation reports (if any such reports exist or were required) and all schedules and attachments thereto; provided that if no actuarial valuation report was required to be performed during such period, ACI shall provide the most recently completed actuarial valuation report, (3) the most recent summary plan description or employee booklet for each ACI Benefit Plan for which such summary plan description or employee booklet is required or exists as of the date of this Agreement, (4) each trust Contract and insurance or group annuity Contract relating to any ACI Benefit Plan, and (5) with respect to each ACI Benefit Plan, the most recent favorable IRS determination letter or letter from a Canadian Governmental Authority confirming registration or continued registration, to the extent applicable.
          (c) Except as has not had and would not reasonably be expected to have an ACI Material Adverse Effect, (1) each ACI Benefit Plan has been established, maintained and administered in accordance with its terms and all applicable Law and Orders, and (2) ACI, its Subsidiaries and all ACI Benefit Plans are in compliance with the applicable provisions of ERISA, the Code and all other Laws applicable to ACI Benefit Plans and the terms of all collective bargaining Contracts.
          (d) Except as has not had and would not reasonably be expected to have an ACI Material Adverse Effect, each of the ACI Benefit Plans subject to Code Section 409A has been administered in good faith compliance with the applicable requirements of Code Section 409A, IRS Notice 2005-1, IRS Notice 2006-79 and the proposed regulations issued thereunder. Each ACI Stock Option was granted with an exercise price per share equal to or greater than the per share fair market value (as such term is used in Code Section 409A and the proposed regulations and other Department of Treasury interpretive guidance issued thereunder) of ACI Common Shares underlying such ACI Stock Option on the grant date thereof. Except as has not had and would not reasonably be expected to have an ACI Material Adverse Effect, there are no Taxes due or accrued because of Code Section 409A and the proposed regulations and other Department of Treasury interpretive guidance issued thereunder.
          (e) All ACI Pension Plans intended to be qualified within the meaning of Section 401(a) of the Code have received favorable determination letters from the IRS, to the effect that such ACI Pension Plans are so qualified and exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked (nor, to the Knowledge of ACI, has revocation been threatened) and no event has occurred since the date of the most recent determination letter relating to any such ACI Pension Plan that would reasonably be expected to adversely affect the qualification of such ACI Pension Plan or materially increase the costs relating thereto or require security under Section 307 of ERISA. ACI has provided to Bowater a complete and accurate list of all amendments to any ACI Pension Plan as to which a favorable determination letter has not yet been received or, in the

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case of a Canadian ACI Pension Plan, for which registration has not been confirmed. All the ACI Pension Plans intended or required to be qualified under applicable non-U.S. Laws are so qualified and no such registration in Canada has been revoked or, to the Knowledge of ACI, has revocation been threatened.
          (f) Neither ACI nor any Commonly Controlled ACI Entity has, during the six-year period ending on the date hereof, maintained, contributed to or been required to contribute to any ACI Pension Plan that is subject to Title IV of ERISA or Section 412 of the Code or any corresponding or similar provisions of any other non-U.S. Law relating to plan termination, or any “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA or any “multi-employer plan” within the meaning of applicable Canadian provincial pension and benefits Laws. Except as has not had and would not reasonably be expected to have an ACI Material Adverse Effect, neither ACI nor any Commonly Controlled ACI Entity has any unsatisfied liability under Title IV of ERISA or any corresponding or similar provisions of any other non-U.S. Law. To the Knowledge of ACI, no condition exists that presents a material risk to ACI or any Commonly Controlled ACI Entity of incurring a material liability under Title IV of ERISA or any corresponding or similar provisions of any other non-U.S. Law. The Pension Benefit Guaranty Corporation has not instituted proceedings under Section 4042 of ERISA to terminate any ACI Benefit Plan and, to the Knowledge of ACI, no condition exists that presents a material risk that such proceedings will be instituted. No event has occurred, and to the Knowledge of ACI no condition exists, that would be reasonably expected to subject ACI, any Subsidiary or Commonly Controlled ACI Entity or any ACI Benefit Plan, to any Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Law with respect to any ACI Benefit Plan subject to Title IV of ERISA. All contributions under the ACI Pension Plans that are required to have been made as of the date hereof in accordance with the terms of the ACI Pension Plans and applicable Law and Orders have been timely made or, if not yet due, have been reflected in the ACI consolidated financial statements as at December 31, 2005 in accordance with Canadian GAAP.
          (g) Except as has not had and would not reasonably be expected to have an ACI Material Adverse Effect, (1) all reports, returns and similar documents with respect to all ACI Benefit Plans required to be filed with any Governmental Authority or distributed to any ACI Benefit Plan participant have been duly and timely filed or distributed, (2) none of ACI or any of its Subsidiaries has received notice of and, to the Knowledge of ACI, there are no Actions by any Governmental Authority with respect to, termination, wind-up, partial termination or partial wind-up proceedings or other claims (except claims for benefits payable in the normal operation of the ACI Benefit Plans), suits or proceedings against or involving any ACI Benefit Plan or asserting any rights or claims to benefits under any ACI Benefit Plan that are pending or threatened that could reasonably be expected to give rise to any material liability, (3) to the Knowledge of ACI, there are not any facts that could give rise to any liability in the event of any such Action and (4) no written or oral communication has been received from the Pension Benefit Guaranty Corporation in respect of any ACI Benefit Plan subject to Title IV of ERISA, or from any other Governmental Authority in respect of any ACI Benefit Plan, in connection with the transactions contemplated herein.
          (h) Except as has not had and would not reasonably be expected to have an ACI Material Adverse Effect, (1) all contributions, premiums and benefit payments under or in

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connection with the ACI Benefit Plans that are required to have been made as of the date hereof in accordance with the terms of the ACI Benefit Plans and applicable Law and Orders have been timely made or, if not yet due, have been reflected in the ACI consolidated financial statements as at December 31, 2005 in accordance with Canadian GAAP, (2) no ACI Pension Plan subject to ERISA has an “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, (3) all ACI Benefit Plans that are required to be funded are fully funded on both a going-concern and a solvency or termination basis in accordance with applicable Law, Orders, past practice and generally accepted accounting principles in the applicable jurisdiction and, with respect to all other ACI Benefit Plans, adequate reserves therefor have been established on the accounting statements of ACI or the applicable Subsidiary to the extent so required; and (4) no liability or obligation of ACI or its Subsidiaries exists with respect to any ACI Benefit Plans that has not been disclosed in the consolidated financial statements of ACI included in the ACI Public Documents in accordance with Canadian GAAP.
          (i) With respect to each ACI Benefit Plan, except as has not had and would not reasonably be expected to have an ACI Material Adverse Effect, (1) there has not occurred any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) in which ACI or any of its Subsidiaries or any of their respective employees, or, to the Knowledge of ACI, any trustee, administrator or other fiduciary of such ACI Benefit Plan, or any agent of the foregoing, has engaged that could reasonably be expected to subject ACI or any of its Subsidiaries or any of their respective employees, or any such trustee, administrator or other fiduciary, to the Tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA and (2) neither ACI, any of its Subsidiaries or any of their respective employees nor, to the Knowledge of ACI, any trustee, administrator or other fiduciary of any ACI Benefit Plan nor any agent of any of the foregoing, has engaged in any transaction or acted in a manner, or failed to act in a manner, that could reasonably be expected to subject ACI or any of its Subsidiaries or any of their respective employees or, to the Knowledge of ACI, any such trustee, administrator or other fiduciary, to any liability for breach of fiduciary duty under ERISA or any other applicable Law with respect to ACI Benefit Plans. There have been no withdrawals or improper use or transfer of funds or assets of any ACI Benefit Plan.
          (j) Subject to any restrictions in applicable collective bargaining agreements, each ACI Welfare Plan may be amended or terminated (including with respect to benefits provided to retirees and other former employees) without liability to ACI or any of its Subsidiaries at any time after the Effective Time, which liability would reasonably be expected to have an ACI Material Adverse Effect. Each of ACI and its Subsidiaries complies with the applicable requirements of Section 4980B(f) of the Code, Sections 601-609 of ERISA or any corresponding or similar provisions of any state, local or non-U.S. Law with respect to each ACI Benefit Plan that is a group health plan, as such term is defined in Section 5000(b)(1) of the Code or such state or non-U.S. Law, except for such non-compliance as has not had and would not reasonably be expected to have an ACI Material Adverse Effect. Neither ACI nor any of its Subsidiaries has any material obligations for health or life insurance benefits to retired or former employees or their respective beneficiaries or dependents under any ACI Benefit Plan (other than for continuation coverage required under Section 4980B(f) of the Code).

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          (k) None of the execution and delivery of this Agreement or the consummation of the Arrangement or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including as a result of any termination of employment prior to, on or following the Effective Time) will (1) entitle any ACI Personnel to notice, indemnity in lieu of notice, severance or termination pay, (2) accelerate the time of payment or vesting, or trigger any payment or funding (through a grantor trust or otherwise) of, compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any ACI Benefit Plan, (3) result in any breach or violation of, or a default under, any ACI Benefit Plan or (4) result in payments under any ACI Benefit Plan that would not be deductible under Section 280G of the Code or under any equivalent provisions of the Canadian Tax Act or (5) create or increase any liability under any ACI Benefit Plan that is a multiemployer plan within the meaning of Section 3(37) of ERISA or a multi-employer plan within the meaning of applicable Canadian provincial pension and benefits Laws.
          (l) Neither ACI nor any of its Subsidiaries has any liability or obligations, including under or on account of an ACI Benefit Plan, arising out of the hiring of persons to provide services to ACI or any of its Subsidiaries and treating such persons as consultants or independent contractors and not as employees of ACI or any of its Subsidiaries, except for such liabilities or obligations that individually or in the aggregate would not reasonably be expected to have an ACI Material Adverse Effect.
          (m) There is no Contract, plan or arrangement covering any person in the U.S. that, individually or in the aggregate, could give rise to the payment of any amount that would not be deductible by ACI or any of its Subsidiaries by reason of Section 162(m) of the Code. No material deduction by ACI or any of its Subsidiaries in respect of any “applicable employee remuneration” (within the meaning of Section 162(m) of the Code) has been disallowed or is subject to disallowance by reason of Section 162(m) of the Code or is subject to disallowance under any equivalent provisions of the Canadian Tax Act.
          (n) None of the ACI Personnel is entitled to receive any additional payment from ACI or any of its Subsidiaries or Bowater by reason of the excise Tax required by Section 4999(a) of the Code being imposed on such person.
          (o) None of the Canadian ACI Pension Plans is the result of a merger or consolidation of two or more predecessor pension plans, and no application to approve any such merger or consolidation of a Canadian ACI Pension Plan has been made to any Canadian Governmental Authority and is presently outstanding.
          SECTION 5.14 Taxes.
          (a) All material Tax Returns required to be filed by or with respect to ACI or any of its Subsidiaries have been properly prepared and timely filed, and all such Tax Returns (including information provided therewith or with respect thereto) are correct and complete in all material respects.
          (b) ACI and its Subsidiaries have fully and timely paid all material Taxes owed by them (whether or not shown on any Tax Return) and have made adequate provision for

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any Taxes that are not yet due and payable for all taxable periods, or portions thereof, ending on or before the date of this Agreement.
          (c) ACI and its Subsidiaries have made available to Bowater correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for the 2004 and 2005 taxation years.
          (d) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from ACI or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.
          (e) No audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of ACI, threatened with respect to any Taxes due from or with respect to ACI or any of its Subsidiaries. No Governmental Authority has given written notice of its intention to assert any deficiency or claim for additional Taxes against ACI or any of its Subsidiaries. No claim in writing has been made against ACI or any of its Subsidiaries by any Governmental Authority in a jurisdiction where ACI and its Subsidiaries do not file Tax Returns that ACI or such Subsidiary is or may be subject to taxation by that jurisdiction. All deficiencies for Taxes asserted or assessed in writing against ACI or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in ACI’s periodic reports to the SEC and applicable Canadian Securities Regulatory Authorities.
          (f) There are no Liens for Taxes upon any of the assets of ACI or any of its Subsidiaries, except for statutory Liens for current Taxes not yet due.
          (g) Neither ACI nor any of its Subsidiaries is a party to any Tax Sharing Agreement or has any liability for Taxes of any person (other than members of the affiliated group, within the meaning of Section 1504(a) of the Code, filing consolidated federal income tax returns of which ACI is the common parent) under Treasury Regulation § 1.1502-6, Treasury Regulation § 1.1502-78 or any similar state, local or foreign Laws, as a transferee or successor, or otherwise.
          (h) ACI and its Subsidiaries have each withheld (or will withhold) from their respective employees, independent contractors, creditors, stockholders and third parties, and timely paid to the appropriate Governmental Authority, proper and accurate amounts in all material respects for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable Law. ACI and its Subsidiaries have each complied in all material respects with all Tax information reporting provisions under applicable Law.
          (i) Neither ACI nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of

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Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.
          (j) Any adjustment of Taxes of ACI or any of its Subsidiaries made by any Governmental Authority, which adjustment is required to be reported to the appropriate state, local, or foreign taxing authorities, has been so reported.
          (k) Neither ACI nor any of its Subsidiaries has executed or entered into a closing agreement under Section 7121 of the Code or any similar provision of state, local or foreign Laws, and neither ACI nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Authority.
          (l) Neither ACI nor any of its Subsidiaries has entered into any transaction that constitutes (i) a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b), (ii) a “confidential tax shelter” within the meaning of Treasury Regulation § 301.6111-2(a)(2) or (iii) a “potentially abusive tax shelter” within the meaning of Treasury Regulation § 301.6112-1(b).
          (m) The NOLs of ACI and its Subsidiaries as set forth in Section 5.14(m) of the ACI Disclosure Schedule are not subject to any limitation under Section 111 of the Canadian Tax Act or under Section 382 or 384 of the Code or otherwise. There are no Actions pending or, to the Knowledge of ACI, threatened against, with respect to or in limitation of the NOLs, including any limitations under Section 111 of the Canadian Tax Act or under Sections 382 or 384 of the Code (other than limitations incurred in connection with transactions contemplated by this Agreement).
          (n) ACI and each of its Subsidiaries have disclosed on their Tax Returns each position taken on such a Tax Return that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code or any similar provision of applicable Law, and is in possession of supporting documentation as may be required under any such provision.
          SECTION 5.15 Title to Properties.
          (a) ACI and each of its Subsidiaries has good, valid and marketable fee simple title to, or valid leasehold or sublease interests or other comparable contract rights, as applicable, in or relating to all real property owned, leased or subleased by ACI or any of its Subsidiaries (the “ACI Real Property”) and all other tangible assets necessary for the conduct of its business as currently conducted, except as have been disposed of in the ordinary course of business, free and clear of all Liens, except for defects in title, recorded easements, restrictive covenants and other encumbrances of record that individually or in the aggregate have not had and would not reasonably be expected to have an ACI Material Adverse Effect. ACI and each of its Subsidiaries has complied with the terms of all leases and subleases with respect to ACI Real Property leased or subleased by ACI or any of its Subsidiaries (the “ACI Leases”), and all ACI Leases are in full force and effect, enforceable in accordance with their terms against ACI or a Subsidiary of ACI that is a party thereto and, to the Knowledge of ACI, the counterparties thereto, except for such failure to comply or be in full force and effect that individually or in the aggregate has not had and would not reasonably be expected to have an ACI Material Adverse

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Effect. Neither ACI nor any of its Subsidiaries has received or provided any written notice of any event or occurrence that has resulted or could result (with or without the giving of notice, the lapse of time or both) in a default with respect to any Lease, which defaults individually or in the aggregate have had or would reasonably be expected to have an ACI Material Adverse Effect.
          (b) All buildings, structures, fixtures, building systems and equipment included in the ACI Real Property (the “ACI Structures”) are in reasonably good condition and repair in all material respects and sufficient for the operation of the business of ACI, subject to reasonable wear and tear and subject to replacements and upgrades of fixed assets, except for such failures that individually or in the aggregate has not had and would not reasonably be expected to have an ACI Material Adverse Effect.
          (c) Neither ACI nor any of its Subsidiaries is a party to or obligated under any option, right of first refusal or other contractual right to sell, dispose of or lease any of the ACI Real Property or any portion thereof or interest therein, in each case that is material to ACI and its Subsidiaries, taken as a whole, to any person (other than pursuant to this Agreement).
          (d) The present use of the land and ACI Structures on the ACI Real Property are in conformity with all applicable Law, including all applicable zoning Laws, and with all registered deeds, restrictions of record or other agreements affecting such ACI Real Property, except for such failures to be in conformity that individually or in the aggregate have not had and would not reasonably be expected to have an ACI Material Adverse Effect.
          SECTION 5.16 Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an ACI Material Adverse Effect: (1) ACI and its Subsidiaries own, license or have the right to use all Intellectual Property used in the operation of their businesses as currently conducted (the “ACI Intellectual Property”), free and clear of all Liens; (2) no Actions or Orders are pending or, to the Knowledge of ACI, threatened (including cease and desist letters or requests for a license) against ACI or its Subsidiaries with regard to the ownership, use, validity or enforceability of any Intellectual Property; (3) the operation of ACI and its Subsidiaries’ businesses as currently conducted does not Infringe the Intellectual Property of any other person and no other person is infringing ACI’s or any of its Subsidiaries’ Intellectual Property; (4) all registrations and applications for patents, trademarks, copyrights and domain names owned or controlled by ACI or any of its Subsidiaries are subsisting and unexpired, have not been abandoned or cancelled and, to the Knowledge of ACI, are valid and enforceable; and (5) ACI and its Subsidiaries take all reasonable actions to protect their Intellectual Property (including trade secrets and confidential information), and require all persons who create or contribute to material proprietary Intellectual Property to assign all of their rights therein to ACI. Upon the consummation of the transactions contemplated herein, the ACI shall own or have the right to use all ACI Intellectual Property one the same terms and conditions as the ACI and its Subsidiaries enjoyed prior to such transactions.
          SECTION 5.17 Brokers and Other Advisors. No broker, investment banker, financial advisor or other person (other than Credit Suisse Securities (USA) LLC and CIBC World Markets Inc.) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee

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or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of ACI.
          SECTION 5.18 Opinion of Financial Advisors. The Board of Directors of ACI has received the opinions of each of Credit Suisse Securities (USA) LLC and CIBC World Markets Inc., dated as of the date of this Agreement, to the effect that, as of such date, the ACI Exchange Ratio is fair, from a financial point of view, to the holders of ACI Common Shares.
          SECTION 5.19 Insurance. All insurance policies maintained by ACI or any of its Subsidiaries are in full force and effect, except as individually or in the aggregate has not had and would not reasonably be expected to have an ACI Material Adverse Effect, and provide insurance in such amounts and against such risks as the management of ACI reasonably has determined to be prudent in accordance with industry practices or as is required by Law. Neither ACI nor any of its Subsidiaries is in breach or default, and neither ACI nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or lapse of time or both, would constitute such a breach or default, or permit a termination or modification of any of the insurance policies of ACI or its Subsidiaries, except in each case for such breaches, defaults, terminations or modifications that individually or in the aggregate have not had and would not reasonably be expected to have an ACI Material Adverse Effect.
          SECTION 5.20 Vote Required. The only votes of the holders of any class or series of the ACI Common Shares or other securities of ACI necessary to approve this Agreement and the Arrangement and the transactions contemplated hereby and thereby are, subject to any requirement of the Interim Order, the ACI Shareholder Approval.
          SECTION 5.21 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, neither ACI nor any other person (i) makes any representation or warranty express or implied, including any implied representation or warranty, as to condition, merchantability, suitability or fitness for a particular purpose of any of the assets used in the business of or held by ACI or any of its Subsidiaries or (ii) makes any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding ACI or any of its Subsidiaries or the business conducted by ACI or any of its Subsidiaries, in each case except as expressly set forth in this Agreement or as and to the extent required by this Agreement to be set forth in the ACI Disclosure Schedule.
ARTICLE VI
COVENANTS RELATING TO THE BUSINESS
          SECTION 6.01 Conduct of Business by Bowater. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 6.01 of the Bowater Disclosure Schedule or as consented to in writing in advance by ACI or as otherwise expressly permitted or required by this Agreement, Bowater shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others

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having business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as otherwise set forth in Section 6.01 of the Bowater Disclosure Schedule or as otherwise expressly permitted or required pursuant to this Agreement, Bowater shall not, and shall not permit any of its Subsidiaries to, without ACI’s prior written consent (which consent may not be unreasonably withheld or delayed):
          (a) (x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of Bowater to its stockholders or regular, quarterly dividends on Bowater Common Stock of $0.20 per share, which regularly quarterly dividend shall be paid consistent with past practices, unless otherwise required by the fiduciary duties of the Board of Directors of Bowater or by applicable Law, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (z) purchase, redeem or otherwise acquire any shares of its capital stock or any other equity securities or convertible debt securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of capital stock or other equity or convertible debt securities (1) required by the terms of the Bowater Stock Plans, the Bowater Stock Options, the Bowater SARs or the Bowater Stock-Based Awards, in each case as in effect on the date hereof or (2) required by the terms of any plans, arrangements or Contracts existing on the date hereof between Bowater or any of its Subsidiaries and any director or employee of Bowater or any of its Subsidiaries listed on Section 6.01(a) of the Bowater Disclosure Schedule or (3) required by the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;
          (b) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units (other than (x) the granting of Bowater Stock Options, Bowater SARs or Bowater Stock-Based Awards, each in the ordinary course of business consistent with past practices or (y) the issuance of shares of the Bowater Common Stock upon the (1) exercise of the Bowater Stock Options, the Bowater SARs or settlement of the Bowater Stock-Based Awards, in each case outstanding on the date hereof and in accordance with their terms on the date hereof and other than permitted by clause (j) below or (2) exchange of any exchangeable shares previously issued by any of its Subsidiaries listed on Section 6.01(a) of the Bowater Disclosure Schedule);
          (c) amend the Bowater Certificate or the Bowater Bylaws or other charter or organizational documents of any of Bowater’s material Subsidiaries, except for such amendments to the charter or organizational documents of a Bowater material Subsidiary necessary or advisable to effect transactions or events otherwise permitted by the terms of this Section 6.01;
          (d) directly or indirectly acquire (x) by merging or consolidating with, by purchasing a substantial portion of the assets of, by making an investment in or capital contribution to, or by any other manner, any person or division, business or equity interest of any

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person or (y) any assets, rights or properties except for (1) capital expenditures, which shall be subject to the limitations of clause (g) below, (2) assets in the ordinary course of business consistent with past practice and (3) other acquisitions, investments or capital contributions not exceeding $25,000,000 in the aggregate;
          (e) sell, pledge, dispose of, transfer, abandon, lease (as lessor), sublease (as sublessor), license, or otherwise encumber or subject to any Lien any material properties, rights or assets, of Bowater or any of its Subsidiaries, except (1) sales, pledges, dispositions, transfers, leases, licenses or encumbrances required to be effected prior to the Effective Time pursuant to existing Contracts, or non-material leases or licenses in the ordinary course of business consistent with past practice, and (2) sales, pledges, dispositions, transfers, leases, licenses or encumbrances of (A) assets or properties of Bowater or any of its Subsidiaries having a value not to exceed in the aggregate $50,000,000 in any six-month period, or (B) assets or properties, including inventory or finished goods, in the ordinary course of business consistent with past practice;
          (f) (x) incur, assume, guarantee or endorse, or otherwise become responsible for, indebtedness for borrowed money, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of Bowater or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing (other than borrowings under existing credit facilities of Bowater or its Subsidiaries, or renewals thereof, or refinancing of existing indebtedness for borrowed money) or (y) make any loans or advances to any person, other than to Bowater or any direct or indirect wholly owned Subsidiary of Bowater, which would result in the aggregate principal amount of all loans and advances of Bowater and its Subsidiaries, other than to Bowater or any direct or indirect wholly owned Subsidiary of Bowater, exceeding $25,000,000 in any six-month period;
          (g) make any new capital expenditure or expenditures exceeding the amounts set forth in Section 6.01(g) of the Bowater Disclosure Schedule;
          (h) except as required by Law or any judgment by a court of competent jurisdiction, (x) pay, discharge, settle or satisfy any claims, liabilities, obligations or litigation (whether absolute, accrued, asserted or unasserted, contingent or otherwise) material to Bowater and its Subsidiaries, taken as a whole, other than the payment, discharge, settlement or satisfaction in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities disclosed, reflected or reserved against in the Bowater Balance Sheet (or the notes thereto) or incurred since the Bowater Balance Sheet Date in the ordinary course of business consistent with past practice, or (y) waive or assign any claims or rights material to Bowater and its Subsidiaries, taken as a whole;
          (i) (x) enter into, materially modify, terminate, cancel or fail to renew any Contract that is or would be a Bowater Material Contract, or waive, release or assign any material rights or claims thereunder or (y) enter into, modify, amend or terminate any Contract or waive, release or assign any material rights or claims thereunder, which, in the case of each of clauses (x) and (y), if so entered into, modified, amended, terminated, waived, released or assigned would reasonably be expected to (1) have a Bowater Material Adverse Effect, or (2)

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impair in any material respect the ability of Bowater and its Subsidiaries to conduct their business as currently conducted;
          (j) except (u) as provided in clause (b) above, (v) as required by applicable Law, (w) as required by to comply with any Bowater Benefit Plan or other Contract entered into prior to the date hereof (to the extent complete and accurate copies of which have been heretofore delivered to ACI), (x) as may be required to avoid adverse treatment under Section 409A of the Code, (y) with respect to the Bowater Personnel other than the Bowater Key Personnel, in the ordinary course of business consistent with past practice or (z) in conjunction with new hires, promotions or other changes in job status consistent with past practices, (1) adopt, enter into, terminate or amend (other than in connection with negotiations of collective bargaining agreements with labor unions in the ordinary course of business consistent with past practice) (A) any Bowater Benefit Plan or (B) any Contract, plan or policy (other than a Bowater Benefit Plan) involving Bowater or any of its Subsidiaries and the Bowater Personnel, except in the ordinary course of business with respect to employees of Bowater or its Subsidiaries who are not the Bowater Key Personnel, (2) grant any severance or termination pay or increase the compensation of any Bowater Personnel, (3) remove any existing restrictions in any Bowater Benefit Plans or awards made thereunder, (4) take any action to fund or in any other way secure the payment of compensation or benefits under any Bowater Benefit Plan, (5) take any action to accelerate the vesting or payment of any compensation or benefit under any Bowater Benefit Plan or awards made thereunder or (6) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Bowater Pension Plan or change the manner in which contributions to any Bowater Pension Plan are made or the basis on which such contributions are determined;
          (k) except as required by GAAP and as advised by Bowater’s regular independent public accountant, revalue any material assets or liabilities of Bowater or any of its Subsidiaries or make any change in accounting methods, principles or practices; or
          (l) authorize any of, or commit, resolve, propose or agree to take any of, the actions specified in clauses (a) through (k) inclusive of this Section 6.01.
          SECTION 6.02 Conduct of Business by ACI. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 6.02 of the ACI Disclosure Schedule or as consented to in writing in advance by Bowater or as otherwise expressly permitted or required by this Agreement, ACI shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as otherwise set forth in Section 6.02 of the ACI Disclosure Schedule or as otherwise expressly permitted or required pursuant to this Agreement, ACI shall not, and shall not permit any of its Subsidiaries to, without Bowater’s prior written consent (which consent may not be unreasonably withheld or delayed):

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          (a) (x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital shares, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of ACI to its shareholders, (y) split, combine or reclassify any of its capital shares or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital shares or (z) purchase, redeem or otherwise acquire any of its capital shares or any other equity securities or convertible debt securities thereof or any rights, warrants or options to acquire any such capital shares or other equity or convertible debt securities, except for purchases, redemptions or other acquisitions of or other securities (1) required by the terms of the ACI Stock Plans, the ACI Stock Options, the ACI SARs or the ACI Share-Based Awards, in each case as in effect on the date hereof or (2) required by the terms of any plans, arrangements or Contracts existing on the date hereof between ACI or any of its Subsidiaries and any director or employee of ACI or any of its Subsidiaries listed on Section 6.02(a) of the ACI Disclosure Schedule;
          (b) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any of its capital shares, any other voting securities or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such limited shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units (other than (x) the granting of ACI Stock Options, ACI SARs or ACI Share-Based Awards, each in the ordinary course of business consistent with past practices or (y) the issuance of ACI Common Shares upon the exercise of ACI Stock Options, ACI SARs or settlement of the ACI Share-Based Awards, in each case outstanding on the date hereof and in accordance with their terms on the date hereof and other than permitted by clause (j) below);
          (c) amend the ACI Articles or the ACI Bylaws or other charter or organizational documents of any of ACI’s material Subsidiaries, except for such amendments to the charter or organizational documents of an ACI material Subsidiary necessary or advisable to effect transactions or events otherwise permitted by the terms of this Section 6.02;
          (d) directly or indirectly acquire (x) by merging or consolidating with, by purchasing a substantial portion of the assets of, by making an investment in or capital contribution to, or by any other manner, any person or division, business or equity interest of any person or (y) any assets, rights or properties except for (1) capital expenditures, which shall be subject to the limitations of clause (g) below, (2) assets in the ordinary course of business consistent with past practice and (3) other acquisitions, investments or capital contributions not exceeding $25,000,000 in the aggregate;
          (e) sell, pledge, dispose of, transfer, abandon, lease (as lessor), sublease (as sublessor), license, or otherwise encumber or subject to any Lien any material properties, rights or assets, of ACI or any of its Subsidiaries, except (1) sales, pledges, dispositions, transfers, leases, licenses or encumbrances required to be effected prior to the Effective Time pursuant to existing Contracts, or non-material leases or licenses in the ordinary course of business consistent with past practice, and (2) sales, pledges, dispositions, transfers, leases, licenses or encumbrances of (A) assets or properties of ACI or any of its Subsidiaries having a value not to exceed in the aggregate $50,000,000 in any six-month period, or (B) assets or properties,

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including inventory or finished goods, in the ordinary course of business consistent with past practice;
          (f) (x) incur, assume, guarantee or endorse, or otherwise become responsible for, indebtedness for borrowed money, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of ACI or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing (other than borrowings under existing credit facilities of ACI or its Subsidiaries, or renewals thereof, or refinancing of existing indebtedness for borrowed money) or (y) make any loans or advances to any person, other than to ACI or any direct or indirect wholly owned Subsidiary of ACI, which would result in the aggregate principal amount of all loans and advances of ACI and its Subsidiaries, other than to ACI or any direct or indirect wholly owned Subsidiary of ACI, exceeding $25,000,000 in any six-month period;
          (g) make any new capital expenditure or expenditures exceeding the amounts set forth in Section 6.02(g) of the ACI Disclosure Schedule;
          (h) except as required by Law or any judgment by a court of competent jurisdiction, (x) pay, discharge, settle or satisfy any claims, liabilities, obligations or litigation (whether absolute, accrued, asserted or unasserted, contingent or otherwise) material to ACI and its Subsidiaries, taken as a whole, other than the payment, discharge, settlement or satisfaction in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities disclosed, reflected or reserved against in the ACI Balance Sheet (or the notes thereto) or incurred since the ACI Balance Sheet Date in the ordinary course of business consistent with past practice, or (y) waive or assign any claims or rights material to ACI and its Subsidiaries, taken as a whole;
          (i) (x) enter into, materially modify, terminate, cancel or fail to renew any Contract that is or would be an ACI Material Contract, or waive, release or assign any material rights or claims thereunder or (y) enter into, modify, amend or terminate any Contract or waive, release or assign any material rights or claims thereunder, which, in the case of each of clauses (x) and (y), if so entered into, modified, amended, terminated, waived, released or assigned would reasonably be expected to (1) have an ACI Material Adverse Effect, or (2) impair in any material respect the ability of ACI and its Subsidiaries to conduct their business as currently conducted;
          (j) except (u) as provided in clause (b) above, (v) as required by applicable Law, (w) as required to comply with any ACI Benefit Plan or other Contract entered into prior to the date hereof (to the extent complete and accurate copies of which have been heretofore delivered to Bowater), (x) as may be required to avoid adverse treatment under Section 409A of the Code, (y) with respect to ACI Personnel other than ACI Key Personnel, in the ordinary course of business consistent with past practice or (z) in conjunction with new hires, promotions or other changes in job status consistent with past practices, (1) adopt, enter into, terminate or amend (other than in connection with negotiations of collective bargaining agreements with labor unions in the ordinary course of business consistent with past practice) (A) any ACI Benefit Plan or (B) any Contract, plan or policy (other than an ACI Benefit Plan) involving ACI or any of its

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Subsidiaries and ACI Personnel, except in the ordinary course of business with respect to employees of ACI or its Subsidiaries who are not ACI Key Personnel, (2) grant any severance or termination pay or increase the compensation of any ACI Personnel, (3) remove any existing restrictions in any ACI Benefit Plans or awards made thereunder, (4) take any action to fund or in any other way secure the payment of compensation or benefits under any ACI Benefit Plan, (5) take any action to accelerate the vesting or payment of any compensation or benefit under any ACI Benefit Plan or awards made thereunder or (6) materially change any actuarial or other assumption used to calculate funding obligations with respect to any ACI Pension Plan or change the manner in which contributions to any ACI Pension Plan are made or the basis on which such contributions are determined;
          (k) except as required by Canadian GAAP and as advised by ACI’s auditors, revalue any material assets or liabilities of ACI or any of its Subsidiaries or make any change in accounting methods, principles or practices; or
          (l) authorize any of, or commit, resolve, propose or agree to take any of, the actions specified in clauses (a) through (k) inclusive of this Section 6.02.
          SECTION 6.03 Other Actions. Except as permitted by Section 6.02, ACI and Bowater shall not, and shall not permit any of their respective Subsidiaries or Parent or its Subsidiaries to, take any action that could reasonably be expected to result in any of the conditions to the Arrangement set forth in ARTICLE VIII not being satisfied.
          SECTION 6.04 Notice of Changes. Bowater and ACI shall promptly advise the other party orally and in writing if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate in a manner that would or would be reasonably likely to result in the failure of the condition set forth in Section 8.02(a) or Section 8.03(a) or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.
          SECTION 6.05 No Solicitation.
          (a) Each of ACI and Bowater agrees that it shall not, and it shall not permit any of its Subsidiaries or any of the officers or directors of it or its Subsidiaries to, and that it shall direct and cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, initiate, solicit or otherwise knowingly encourage or facilitate any inquiries or the making by any third party (other than the other party hereto and/or its Subsidiaries and their respective representatives) (a “Third Party”) of any proposal or offer with respect to a purchase, merger, reorganization, share exchange, consolidation, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization or similar transaction involving 20% or more of the consolidated assets of ACI or Bowater (including by means of a transaction with respect to securities of such party or its Subsidiaries) or 20% or more of the outstanding shares of any class of equity securities of ACI or Bowater (any such proposal or offer being

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hereinafter referred to as an “Acquisition Proposal”, it being understood that none of the transactions contemplated by this Agreement or set forth in Section 6.01 of the Bowater Disclosure Schedule or Section 6.02 of the ACI Disclosure Schedule, as applicable, shall be deemed to constitute an Acquisition Proposal). Each of ACI and Bowater further agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, except as permitted by Section 6.05(b) (i) engage in any negotiations or discussions with, or provide any confidential information or data to, any Third Party relating to an Acquisition Proposal, or otherwise knowingly encourage or facilitate any effort or attempt to make or implement an Acquisition Proposal, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, (iii) waive, amend or otherwise modify any confidentiality, standstill or similar obligation of any Third Party or (iv) execute or enter into, or publicly propose to accept or enter into an agreement with respect to an Acquisition Proposal, including a letter of intent, agreement in principle, option agreement, merger agreement, acquisition agreement or other agreement (whether binding or not) in furtherance of an Acquisition Proposal (other than a confidentiality agreement to the extent permitted by Section 6.05(b)).
          (b) Notwithstanding the provisions of Section 6.05(a), nothing contained in this Agreement shall prevent ACI or Bowater, or their respective Boards of Directors, from (A) complying with Rule 14d-9 or Rule 14e-2 promulgated under the 1934 Act with regard to an Acquisition Proposal and, in the case of ACI and its Board of Directors, from complying with Section 99 of the Securities Act (Ontario) and similar provisions of the Securities Laws of each of the other provinces and territories of Canada (it being understood that any such communication constituting a Change in Recommendation shall be made in compliance with Section 2.08 and this Section 6.05) or from calling and holding a meeting of the holders of ACI Common Shares requisitioned by such shareholders pursuant to Section 143 of the CBCA; (B) providing information in response to a request therefor by a Third Party who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors of ACI or Bowater, as the case may be, receives from the Third Party so requesting such information an executed confidentiality agreement on terms no less favorable in the aggregate to the disclosing party than those contained in the Confidentiality Agreements (but which need not have a standstill agreement) and so long as any information provided to such Third Party that has not previously been provided to ACI or Bowater is concurrently provided to ACI and/or Bowater; (C) effecting a Change in Recommendation in respect of an Acquisition Proposal; (D) engaging in any negotiations or discussions (including solicitation of a revised Acquisition Proposal) with any Third Party who has made an unsolicited bona fide written Acquisition Proposal or (E) (i) in the case of ACI, concurrently with the termination of this Agreement by ACI in accordance and compliance with Section 9.01(j) and following payment by ACI of the Termination Fee and the Expenses of Bowater to Bowater pursuant to Section 9.03(b)(iv), entering into an agreement with respect to an Acquisition Proposal or any agreement referred to in clause (iv) of the second sentence of Section 6.05(a) with respect to an Acquisition Proposal or (ii) in the case of Bowater, concurrently with the termination of this Agreement by Bowater in accordance and compliance with Section 9.01(k) and following payment by Bowater of the Termination Fee and the Expenses of ACI to ACI pursuant to Section 9.03(c)(iv), entering into any agreement with respect to any Acquisition Proposal or any agreement referred to in clause (iv) of the second

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sentence of Section 6.05(a) with respect to an Acquisition Proposal; provided, however, that neither ACI nor Bowater shall take any of the foregoing actions unless:
          (i) in each such case referred to in clause (B) or (D), (1) the ACI Shareholder Approval or the Bowater Stockholder Approval, as applicable, has not yet been obtained, (2) the Board of Directors of ACI or Bowater, as the case may be, determines in good faith after consultation with outside legal counsel that failure to take the foregoing action would be inconsistent with its fiduciary duties under applicable Law (including the duty of care), and (3) the Board of Directors of ACI or Bowater, as the case may be, determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Proposal; and
          (ii) in each case referred to in clause (C) or (E) above, prior to ACI or Bowater, as the case may be, effecting a Change in Recommendation with respect to an Acquisition Proposal or a termination of this Agreement pursuant to Section 9.01(j) or Section 9.01(k), as applicable, (1) the ACI Shareholder Approval or the Bowater Stockholder Approval, as applicable, shall not have been obtained, (2) such party shall be in compliance with the provisions of this Section 6.05, (3) the Board of Directors of such party shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by the other party pursuant to clause (5) below, (4) such party shall have notified the other party in writing, at least five Business Days in advance of such Change in Recommendation or termination (it being understood that any change in financial terms or other material terms of the relevant Acquisition Proposal shall extend such period by an additional three Business Days from the date of receipt of the revised Acquisition Proposal containing such changed financial terms) that it is considering taking such action, specifying the material terms and conditions of such Superior Proposal and the identity of the person making such Superior Proposal and delivering the documents and information required to be delivered pursuant to Section 6.05(c), and (5) during such five Business Day period (as extended, if applicable), such party shall have negotiated, and shall have made its financial and legal advisors available to negotiate, with the other party should the other party elect to propose adjustments in the terms and conditions of this Agreement such that, after giving effect thereto, such Acquisition Proposal no longer constitutes a Superior Proposal. As used herein, “Superior Proposal” means a bona fide written Acquisition Proposal with respect to a party that the Board of Directors of such party concludes in good faith, after consultation with financial advisors and outside legal counsel, is (i) more favorable, from a financial point of view, to the stockholders or shareholders, as the case may be, of the party receiving the proposal and (ii) fully financed or reasonably capable of being fully financed and otherwise reasonably capable of being completed on a timely basis; provided that for purposes of this definition, “Acquisition Proposal” shall have the meaning set forth above, except that the references in the definition thereof to “20% or more of the outstanding shares of any class of equity securities of ACI or Bowater” shall be deemed to be references to “a majority of all outstanding shares of each class of equity securities of ACI or Bowater” and references to “20% or more of the consolidated assets

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of ACI or Bowater”shall be deemed to be references to “all or substantially all of the consolidated assets of ACI or Bowater”.
          (c) Each of ACI and Bowater shall notify Bowater, in the case of ACI, and ACI, in the case of Bowater, promptly (but in any event within 24 hours) if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives, indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers and providing, promptly and in any event within one (1) Business Day of receipt thereof, a copy of all documentation setting forth the terms of any such inquiry, proposal or offer, and thereafter shall keep Bowater, in the case of ACI, and ACI, in the case of Bowater, informed, on a reasonably current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations (including by delivering any further documentation of the type referred to above).
          (d) Each of ACI and Bowater shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Each of Bowater and ACI shall promptly request each person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring it or any of its Subsidiaries to return or destroy all confidential information heretofore furnished to such person by or on behalf of it or any of its Subsidiaries.
          SECTION 6.06 Tax Covenants of Bowater. During the period from the date of this Agreement to the Effective Time Bowater and its Subsidiaries shall:
          (a) prepare and timely file all Tax Returns required to be filed by them on or before the Closing Date (“Post-Signing Returns”) in a manner consistent with past practice, except as otherwise required by applicable Law, and promptly provide copies of such Post-Signing Returns to ACI after the filing thereof;
          (b) fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed;
          (c) properly reserve (and reflect such reserve in their books and records and financial statements), for all Taxes payable by them for which no Post-Signing Return is due prior to the Effective Time in a manner consistent with past practice;
          (d) promptly inform ACI, prior to the filing thereof, of any Post-Signing Returns which are reasonably expected to have a material impact on any tax position previously taken by Bowater;
          (e) promptly notify ACI of any material Action or audit pending or threatened against Bowater or any of its Subsidiaries in respect of any material Tax matter, including Tax liabilities and refund claims;
          (f) not make or revoke any material election with regard to Taxes or file any material amended Tax Returns, without providing prior notice thereof to ACI;

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          (g) not make any change in any Tax or accounting methods or systems of internal accounting controls (including procedures with respect to the payment of accounts payable and collection of accounts receivable), except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP, without providing prior notice thereof to ACI; and
          (h) terminate all Tax Sharing Agreements to which Bowater or any of its Subsidiaries is a party such that there are no further liabilities thereunder.
          SECTION 6.07 Tax Covenants of ACI. During the period from the date of this Agreement to the Effective Time ACI and its Subsidiaries shall:
          (a) prepare and timely file all Post-Signing Returns in a manner consistent with past practice, except as otherwise required by applicable Law, and promptly provide copies of such Post-Signing Returns to Bowater after the filing thereof;
          (b) fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed;
          (c) properly reserve (and reflect such reserve in their books and records and financial statements), for all Taxes payable by them for which no Post-Signing Return is due prior to the Effective Time in a manner consistent with past practice;
          (d) promptly inform Bowater, prior to the filing thereof, of any Post-Signing Returns which are reasonably expected to have a material impact on any tax position previously taken by ACI;
          (e) promptly notify Bowater of any material Action or audit pending or threatened against ACI or any of its Subsidiaries in respect of any material Tax matter, including Tax liabilities and refund claims;
          (f) not make or revoke any material election with regard to Taxes or file any material amended Tax Returns, without providing prior notice thereof to Bowater;
          (g) not make any change in any Tax or accounting methods or systems of internal accounting controls (including procedures with respect to the payment of accounts payable and collection of accounts receivable), except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or Canadian GAAP, without providing prior notice thereof to Bowater; and
          (h) terminate all Tax Sharing Agreements to which ACI or any of its Subsidiaries is a party such that there are no further liabilities thereunder.

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ARTICLE VII
ADDITIONAL AGREEMENTS
          SECTION 7.01 Confidentiality; Access to Information and Certain Tax Matters.
          (a) Confidentiality. The parties acknowledge that ACI and Bowater have previously executed a Confidentiality Agreement and, along with certain other parties, a Supplemental Confidentiality and Joint Defence Agreement, each dated as of October 18, 2006 (together, the “Confidentiality Agreements”), which Confidentiality Agreements will continue in full force and effect in accordance with their terms.
          (b) Access to Information. Each of Bowater and ACI will (and will cause each of its Subsidiaries to) afford the other party and its accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to its properties, books, records, Contracts and personnel during the period prior to the Effective Time to obtain all information concerning its business, properties, results of operations and personnel, as may be reasonably requested. No information or knowledge obtained by any party in any investigation pursuant to this Section 7.01(b) will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Arrangement. Notwithstanding the foregoing and in accordance with the provisions set forth in the Confidentiality Agreements, (i) either party may restrict the foregoing access to the extent that any Law (including Laws relating to the exchange of information and all applicable antitrust, competition and similar Laws, and attorney-client and other privileges) applicable to such party requires such party or its Subsidiaries to restrict or prohibit such access and (ii) nothing herein shall require any party to disclose information to the extent such information would result in a waiver of attorney-client privilege, work product doctrine or similar privilege or violate any confidentiality obligation of such party existing as of the date hereof (provided that such party shall use commercially reasonable efforts to permit such disclosure to be made in a manner consistent with the protection of such privilege or to obtain any consent required to permit such disclosure to be made without violation of such confidentiality obligations, as applicable). The parties will hold any information obtained pursuant to this Section 7.01(b) in confidence in accordance with, and otherwise subject to, the provisions of the Confidentiality Agreements.
          (c) Post-Effective Time Covenants. Following the Effective Time and while any Exchangeable Shares (other than any Exchangeable Shares owned by Bowater or any of its Affiliates) are outstanding, (1) Parent will use its commercially reasonable efforts to ensure that ExchangeCo (or any successor thereto as the issuer of the Exchangeable Shares) will continue to be a “taxable Canadian corporation” and a “public corporation” within the meaning of the Canadian Tax Act (as of the Effective Time and any modifications of such definitions which are consistent with the general principle thereof), and (2) Parent will use its commercially reasonable efforts to ensure that the Exchangeable Shares are listed on a “prescribed stock exchange in Canada” within the meaning of the Canadian Tax Act (as of the Effective Time and any modifications of such definition which are consistent with the general principle thereof). This covenant shall survive the Effective Time.

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          (d) Tax-Deferred Transaction. None of Bowater, CallCo or ExchangeCo shall take any action which could reasonably be expected to prevent the exchange of ACI Common Shares for consideration that includes Exchangeable Shares under the Arrangement by the validly-electing Canadian resident holders of ACI Common Shares who make and file a valid tax election under subsection 85(1) or (2) of the Canadian Tax Act as described and on the terms set forth in the Plan of Arrangement from being treated as a tax deferred transaction for purposes of the Canadian Tax Act if such holders are otherwise eligible for such treatment.
          (e) Actions Affecting Exchangeable Shares. So long as any outstanding Exchangeable Shares are owned by any person other than Bowater or any of its Affiliates, Parent shall not, and agrees to cause its Affiliates to not, take any action relating to a plan or agreement of complete or partial liquidation, dissolution or winding-up, merger, consolidation, continuation, change of residence, amalgamation, restructuring, recapitalization or other material reorganization of ExchangeCo or its successors or CallCo or its successors, as the case may be, that results, prior to a Redemption Date (as that term is defined in the share provisions that apply to the Exchangeable Shares), in (1) the recognition under the Canadian Tax Act (or the provincial equivalent) of any accrued gain on a holder’s Exchangeable Shares, recognition of which was deferred on the consummation of the transactions contemplated by this Agreement, (2) dividends on the Exchangeable Shares being ineligible for the dividend gross-up and tax credit under the Canadian Tax Act (or the provincial equivalent) for individuals resident in Canada for purposes of the Canadian Tax Act and the inter-corporate dividend deduction under the Canadian Tax Act (or the provincial equivalent) for corporations resident in Canada for purposes of the Canadian Tax Act, or (3) dividends on the Exchangeable Shares being subject to withholding tax (other than withholding tax imposed under the Laws of Canada or the United States or a state, province, territory or other political subdivision thereof). This covenant shall survive the Effective Time. References in this clause to the Canadian Tax Act shall be to the Canadian Tax Act as of the Effective Time and any modifications thereof which are consistent with the general principle thereof.
          SECTION 7.02 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement (including Section 6.05), each party will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Arrangement and the other transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Arrangement and the other transactions contemplated by this Agreement.
          SECTION 7.03 Governmental Approvals.
          (a) As soon as may be reasonably practicable after the execution of this Agreement, ACI and Bowater each shall (i) file with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, (ii) file with the Commissioner a pre-merger notification as required by Part IX of the Competition Act and/or request an ARC, and (iii) file comparable merger

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notification forms required by the merger notification or control Laws of any other applicable jurisdiction, which ACI and Bowater reasonably determine to be necessary. ACI and Bowater each shall promptly (a) supply the other with any information (other than privileged information) which may be required in order to effectuate such filings and (b) supply any additional information (other than privileged information) which reasonably may be required by the FTC, the DOJ, the Commissioner or the competition or merger control authorities of any other jurisdiction. As soon as reasonably practicable, Bowater shall file, in cooperation with ACI, with the Investment Review Division of Industry Canada (“IRD”), an application for review and any supplemental information (other than privileged information) which may be required in connection therewith pursuant to the ICA and the ICA Approval, which filings will comply with the requirements of the ICA. ACI will provide Bowater with such information and documents as is required in connection with such application.
          (b) If any objections are asserted by any Governmental Authority with respect to the transactions contemplated hereby, or if any Action is instituted by any Governmental Authority or any private party challenging any of the transactions contemplated hereby, each party hereto shall use its commercially reasonable efforts to resolve any such objections or Action.
          (c) Notwithstanding anything contrary in this Agreement, the parties shall not be required to enter into any settlement, agreement, or other arrangement with any Governmental Authority or private party in connection with the Arrangement and the other transactions contemplated herein or to divest or otherwise hold or maintain separate assets or properties if such would reasonably be expected, in either case, to substantially diminish the benefits reasonably expected to be derived by the parties from consummating the transactions contemplated by this Agreement.
          SECTION 7.04 Indemnification, Exculpation and Insurance. From and after the Effective Time, Parent will assume and/or fulfill, as applicable, and will cause ACI or Bowater, as applicable, and/or their respective successors to fulfill and honor in all respects their respective obligations pursuant to any indemnification agreements between ACI or Bowater, as applicable, and their respective current or former directors, officers or employees (the “Indemnified Parties”) in effect immediately prior to the Effective Time and any indemnification provisions under the ACI Bylaws, Bowater Certificate or Bowater Bylaws, each as in effect on the date hereof (and shall also pay expenses in advance of the final disposition of any such action, suit or proceeding to each Indemnified Party to the fullest extent permitted under such documents and applicable Law, upon receipt from the Indemnified Party to whom expenses are advanced of the undertaking to repay such advances if indemnification is subsequently found by a court of competent jurisdiction, which finding is no longer subject to appeal or further proceedings, that such person is not entitled to indemnification). Parent shall cause ACI and Bowater and/or their respective successors to not amend, repeal or otherwise modify the provisions with respect to exculpation and indemnification contained in the ACI Bylaws, the Bowater Charter or the Bowater Bylaws as in effect on the date hereof for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors or officers of ACI or Bowater, as applicable, unless such modification is required by Law. For a period of six (6) years after the Effective Time, Parent will, or will cause ACI, Bowater and/or their respective

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successors to, maintain in effect, if available, directors’ and officers’ liability insurance covering those persons who are currently covered by ACI’s or Bowater’s, as applicable, directors’ and officers’ liability insurance policy with respect to claims arising from actions or omissions that occurred on or before the Effective Time (including in connection with this Agreement and the transactions contemplated hereby) on terms no less favorable to the beneficiaries thereof than those applicable to persons currently covered. This Section 7.04 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties referred to herein, their heirs and personal representatives.
          SECTION 7.05 Public Announcements. ACI and Bowater shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Arrangement, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude is required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.
          SECTION 7.06 Affiliates; Section 16 Matters.
          (a) Promptly following the mailing of the Joint Proxy Statement, ACI and Bowater shall provide to Parent a list of those persons who may be deemed to be, in ACI’s or Bowater’s, as applicable, reasonable judgment, affiliates of ACI or Bowater, as applicable, within the meaning of Rule 145 promulgated under the 1933 Act. Each of ACI and Bowater shall use its reasonable best efforts to cause each such person to deliver to Parent at least 30 days prior to the Closing Date a written affiliate agreement in a form to be reasonably agreed to by ACI and Bowater.
          (b) The Board of Directors of ACI and Bowater shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the 1934 Act to exempt under Rule 16b-3 under the 1934 Act (i) the exchange of ACI Common Shares or Bowater Common Stock for Parent Common Stock, (ii) the conversion or exchange of ACI Stock Options or Bowater Stock Options into or for Parent Stock Options and (iii) the acquisition of shares of Parent Common Stock and options to purchase Parent Common Stock pursuant to the terms of this Agreement by officers or directors of ACI or Bowater who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the 1934 Act.
          SECTION 7.07 Governance of Parent. Immediately following the Effective Time, the members of the Board of Directors of Parent and each committee of the Board of Directors of Parent will be determined as set forth in Schedule 7.07 and each member of such Board of Directors or committee thereof will serve until the earlier of their resignation or removal and until their respective successors are duly elected and qualified, as the case may be. Immediately following the Effective Time, the individuals named in Schedule 7.07 will have the positions at Parent as set forth therein, until the earlier of their resignation or removal and until their respective successors are duly elected and qualified, as the case may be. In addition, certain

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other agreements of ACI and Bowater with respect to Parent at the Effective Time are set forth in Schedule 7.07, including, among other things, headquarters location, U.S. regional manufacturing and sales office and customer service locations.
          SECTION 7.08 Indemnification of Holders of Exchangeable Shares. Parent and Bowater shall indemnify and hold holders of Exchangeable Shares harmless from and against any claims, demands, actions, causes of action, judgments, damages, losses, liabilities, costs or expenses (including interest, penalties and reasonable attorneys’ and experts’ fees and disbursements) which are made against or incurred by such holders of Exchangeable Shares in their capacity as shareholders of ExchangeCo primarily as a result of, arising out of or relating to the fact that ExchangeCo has been or is an operating subsidiary of Bowater rather than a special purpose vehicle.
          SECTION 7.09 Parent Common Stock. Parent shall reserve from its authorized capital stock such number of shares of Parent Common Stock as may be required to be issued from time to time upon the exchange of the Exchangeable Shares or upon the exercise from time to time of the Parent Stock Options and such shares of Parent Common Stock shall be duly and validly issued by Parent, fully paid and non-assessable and free of preemptive rights, encumbrances, charges and liens on their respective dates of issue.
          SECTION 7.10 Solvency of ExchangeCo. Parent and Bowater covenant and agree in favor of ExchangeCo that, prior to the Effective Time and thereafter for so long as any Exchangeable Shares are owned by any person other than Bowater or its Affiliates, Parent and Bowater shall give due regard to taking such necessary action within their control (taking into account the interests of the holders of Exchangeable Shares) to ensure that at all times during such period ExchangeCo shall meet the solvency tests under the CBCA prescribed in respect of the declaration or payment of dividends and the redemption of its shares (provided Parent and Bowater meet any such comparable tests at such time).
          SECTION 7.11 Stockholder Litigation. Each Party shall give the other Party the opportunity to participate in the defense or settlement of any stockholder litigation against Parent, Bowater or ACI and/or their respective directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without the other Parties’ prior written consent (such consent not to be unreasonably withheld or delayed).
          SECTION 7.12 Takeover Laws. Each of Bowater, ACI and their respective Boards of Directors shall grant such approvals and take all actions necessary so that no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (including Section 203 of the Delaware General Corporation Law) (each a “Takeover Statute”) is or may become applicable to this Agreement or the Arrangement or to the transactions contemplated hereby and thereby.
          SECTION 7.13 Employee Matters.
          (a) For a period of twelve months following the Effective Time, the employees of ACI, Bowater and their respective Subsidiaries, as of the Effective Time (other than employees whose terms and conditions of employment are governed by a collective

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bargaining agreement, the terms and conditions of which shall be respected by Parent, ACI and Bowater) who remain in the active employment of Parent, ACI, Bowater and/or their respective Subsidiaries, after the Effective Time (the “Continuing Employees”) shall receive employee benefits that are, in the aggregate (considering all employees generally), substantially similar to the employee benefits provided to Continuing Employees immediately prior to the Effective Time; provided that neither Parent, nor ACI, nor Bowater, nor any of their respective Subsidiaries shall have any obligation to issue, or adopt any plans or arrangements providing for the issuance of, shares of capital stock, warrants, options, stock appreciation rights or other rights in respect of any shares of capital stock of any entity or any securities convertible or exchangeable into such shares pursuant to any such plans or arrangements; provided, further, that no plans or arrangements of Parent, ACI, Bowater or any of their respective Subsidiaries providing for such issuance shall be taken into account in determining whether employee benefits are substantially similar in the aggregate.
          (b) Nothing contained herein shall be construed as requiring, and none of Parent, ACI or Bowater shall take any action that would have the effect of requiring Parent, ACI or Bowater to continue any specific employee benefit plans or to continue the employment of any specific person.
          (c) Parent shall, and shall cause ACI and Bowater and their respective Subsidiaries to, recognize the service of each Continuing Employee as if such service had been performed with Bowater, ACI or their respective Subsidiaries, as the case may be, with respect to any plans or programs in which Continuing Employees are eligible to participate after the Effective Date, except, in each case, to the extent such treatment would result in duplicative benefits (i) for purposes of eligibility to participate, eligibility for early retirement and vesting (but not for benefit accrual unless required by applicable Law) under any defined benefit pension plan, (ii) for purposes of eligibility for, and amount of, vacation, (iii) for purposes of eligibility and participation under any health or welfare plan (other than any post-employment health or post-employment welfare plan), (iv) for purposes of eligibility for, and amount of, any company matching contributions, and (v) unless covered under another arrangement with or of Parent, ACI, Bowater or their respective Subsidiaries, for benefit determination purposes under any severance plan.
          (d) With respect to any “welfare plan” (as such term is defined in Section 3(1) of ERISA) maintained by Parent, ACI or Bowater after the Effective Time in which Continuing Employees first participate after the Effective Time (a “Subsequent Plan”), Parent shall, and shall cause ACI and Bowater to, (i) waive all limitations as to preexisting condition exclusions with respect to participation and coverage requirements applicable to such employees to the extent such preexisting condition exclusions were satisfied or did not apply to such employees under the welfare plans maintained by Bowater and its Subsidiaries or ACI and its Subsidiaries, as applicable, in which the Continuing Employee participated in immediately prior to his participation in the Subsequent Plan (a “Prior Plan”), provided if any insured Subsequent Plan does not allow for the waiver of such preexisting condition exclusion, such preexisting condition exclusion shall not be required to be waived, and (ii) provide each Continuing Employee with credit for any co-payments, deductibles and waiting periods paid or credited in satisfying any analogous deductible, out-of-pocket, or waiting period requirements to the extent applicable under any Subsequent Plans to the extent credited under the Prior Plans; provided, however, that

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Parent, Bowater, ACI, or their respective Subsidiaries, as appropriate, for each Continuing Employee, may apply any amounts credited toward any lifetime maximum provisions under a Prior Plan toward any analogous lifetime maximum provisions under a Subsequent Plan.
          (e) Parent shall, and shall cause ACI and Bowater to, provide each Continuing Employee whose employment is involuntarily terminated other than for cause (as customarily defined prior to the Effective Time by Bowater or ACI, as applicable) within the twelve-month period following the Effective Time with severance pay and severance benefits that are no less favorable than the severance pay and severance benefits that would have been provided to such Continuing Employee under the terms of the Bowater Benefit Plans or ACI Benefit Plans, as applicable, in which such Continuing Employee participated (or which otherwise applied to such Continuing Employee) immediately prior to the Effective Time.
          (f) Without limiting the generality of (a), (c), (d) and (e) above, Parent shall, and shall cause ACI and Bowater and their respective Subsidiaries to, comply with all applicable Law and directives relating to employees and employee benefits matters applicable to Continuing Employees.
          (g) The provisions of this Section 7.13 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including for the avoidance of doubt any current or former employees, directors, or independent contractors of any of Parent, ACI, Bowater or any of their respective Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 7.13) under or by reason of any provision of this Agreement.
          (h) No provision of the Agreement is (A) intended, nor shall it be considered, to be an amendment to any Parent, ACI or Bowater Benefit Plan; or (B) intended to cause a right or obligation which is enforceable by a participant or beneficiary of any Parent, ACI or Bowater Benefit Plan (or to any future plan or arrangement) to a specific level of compensation or to a specific benefit. For the avoidance of doubt, any amendment to any Parent, ACI or Bowater Benefit Plan (or to any future plan or arrangement) shall occur only in accordance with its terms and shall be pursuant to actions taken which are independent of the consummation of the transactions contemplated by this Agreement or any continuing obligation hereunder.
          SECTION 7.14 Tax Matters. From and after the date of this Agreement and until the Effective Time, each party (i) shall use its reasonable best efforts to cause the Merger to qualify, and shall not, without the prior written consent of the parties, knowingly take any actions or cause any actions to be taken which could prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code and (ii) shall use its reasonable best efforts to cause the Merger and the Arrangement, taken together, to qualify, and shall not, without the prior written consent of the parties, knowingly take any actions or cause any actions to be taken which could prevent the Merger and the Arrangement from qualifying, as an exchange described in Section 351 of the Code. Following the Effective Time, and consistent with any such consent, neither Parent nor any of its Subsidiaries, nor any of its Affiliates, shall knowingly take any action or cause any action to be taken which would cause the Merger to fail to so qualify as a reorganization under Section 368(a) of the Code or the Merger and the

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Arrangement, taken together to fail to so qualify as an exchange described in Section 351 of the Code.
          SECTION 7.15 Certain Information.
          (a) For each of Bowater Specified Personnel and each “disqualified individual” (within the meaning of Treasury Regulation § 1.280G-1), Bowater shall use commercially reasonable efforts to provide to ACI, within 30 days after signing of this Agreement, (A) the amount of taxable compensation for the 2002 through 2006 (inclusive) calendar years (including accurate Form W-2 information for such calendar years for each Bowater Specified Personnel who received a W-2 for such calendar years), and (B) annual base salary as of the date hereof, actual bonus earned for the 2004 and 2005 and 2006 calendar years and target annual bonus for the 2006 and 2007 calendar years.
          (b) For each of ACI Specified Personnel and each “disqualified individual” (within the meaning of Treasury Regulation § 1.280G-1), ACI shall use commercially reasonable efforts to provide to Bravo, within 30 days after signing of this Agreement, (A) the amount of taxable compensation for the 2002 through 2006 (inclusive) calendar years (including accurate Form W-2 information for such calendar years for each ACI Specified Personnel who received a W-2 for such calendar years), and (B) annual base salary as of the date hereof, actual bonus earned for the 2004 and 2005 and 2006 calendar years and target annual bonus for the 2006 and 2007 calendar years.
ARTICLE VIII
CONDITIONS PRECEDENT
          SECTION 8.01 Conditions to Each Party’s Obligation to Effect the Arrangement. The respective obligation of each party to this Agreement to effect the Arrangement and the other transactions contemplated herein shall be subject to the satisfaction or (to the extent permitted by Law) waiver by ACI and Bowater at or prior to the Effective Time of the following conditions:
          (a) Bowater Stockholder Approval. The Bowater Stockholder Approval shall have been obtained.
          (b) ACI Shareholder Approval. The ACI Shareholder Approval shall have been obtained, in accordance with any conditions which may be imposed by the Interim Order.
          (c) Interim Order; Final Order. The Interim Order and the Final Order shall each have been obtained in form and terms reasonably satisfactory to each of Bowater and ACI, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise.
          (d) No Orders. No Order or Law entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction shall be in effect which restrains or enjoins the consummation of the Arrangement or makes the Arrangement or the other transactions contemplated by this Agreement illegal.

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          (e) Regulatory Approvals. (i) ACI and Bowater and their respective Subsidiaries shall have obtained the Competition Act Approval; (ii) all applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or been terminated; and (iii) all other similar waiting periods, approvals, or consents required to be expired, terminated, or obtained prior to the Effective Time under applicable antitrust Laws in other jurisdictions, if any, shall have either expired, been terminated or otherwise obtained, as the case may be, except to the extent the failure to obtain such other approvals or consents, or the failure to have such other waiting periods expire or terminate, would not, individually or in the aggregate, have an ACI Material Adverse Effect or a Bowater Material Adverse Effect, as the case may require.
          (f) Investment Canada. The Minister under the ICA (the “Minister”) shall have sent a notice pursuant to subsection 21(1) of that Act to Bowater, on terms and conditions that will not have an ACI Material Adverse Effect and/or Bowater Material Adverse Effect, stating that the Minister is satisfied that the Arrangement is likely to be of “net benefit to Canada”, or alternatively, the time period provided for such notice under subsection 21(1) of the ICA shall have expired such that the Minister shall be deemed, pursuant to subsection 21(2) of the ICA, to be satisfied that the Arrangement is of “net benefit to Canada” such that the ICA Approval shall have obtained.
          (g) Consents and Approvals. Other than matters addressed in Sections 8.01(e) or 8.01(f), all consents, approvals and authorizations of any Governmental Authority required of ACI, Bowater or any of their respective Subsidiaries to consummate the Arrangement and the other transactions contemplated hereby, the failure of which to be obtained or taken, individually or in the aggregate, would have a Bowater Material Adverse Effect or an ACI Material Adverse Effect, shall have been obtained.
          (h) Quebec Timber Rights. None of the tree farm licenses, forest resource licenses, forest resource processing facility licenses, forest management agreements, timber permits, cutting rights (CAAF) and timber licenses located in Quebec held by each of ACI and Bowater shall have been terminated, cancelled, reduced, failed to be renewed or otherwise materially affected before the Effective Time, unless such termination, cancellation, reduction, non-renewal or other material change, whether taken individually or in the aggregate, would have an ACI Material Adverse Effect or a Bowater Material Adverse Effect, as the case may require.
          (i) Listing of Shares. The Exchangeable Shares issuable pursuant to the Arrangement shall have been conditionally approved for listing on the TSX, and the Parent Common Stock issuable (i) pursuant to the Arrangement and the Merger, (ii) upon exchange of the Exchangeable Shares from time to time and (iii) upon exercise of the Parent Stock Options from time to time shall have been approved for listing on the NYSE and the TSX, subject to notice of issuance.
          (j) Valid Issuance. Any issuance of Exchangeable Shares to be issued pursuant to the Arrangement not registered under Form S-4 or an Alternative Form shall be exempt from the registration and qualification requirements of the 1933 Act and applicable state securities or “blue sky” Laws.

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          (k) Parent Charter and Bylaw Amendments. The Parent Certificate and Parent Bylaws shall have been amended and restated substantially in the forms and content attached as Exhibits E and F hereto, respectively, and the Parent Certificate of Designation shall have been adopted and effectively filed with the Secretary of State of the State of Delaware, substantially in the form of, and with the content provided in, Exhibit G hereto provided, however, that neither Bowater nor ACI shall be entitled to rely on this condition precedent to the extent that it is in breach of its obligations hereunder in respect of the implementation of such amendments.
          (l) Form S-4, Alternative Form and Form S-3 Registration Statements. The Form S-4, any Alternative Form and the Form S-3 shall each have become effective in accordance with the provisions of the 1933 Act, and no stop order suspending the effectiveness of the Form S-4, any Alternative Form or the Form S-3 shall have been issued by the SEC and shall remain in effect.
          (m) Exchangeable Share Provision Amendment. The share provisions in respect of the Exchangeable Shares shall have been amended to reflect the Exchangeable Share Provision Amendment substantially in the form of, and with content provided in, Exhibit G hereto, provided, however, that Bowater shall not be entitled to rely on this condition precedent to the extent that it is in breach of its obligations hereunder in respect of the implementation of such amendment.
          (n) Amendments to Exchangeable Share Support Agreement and Voting and Exchange Trust Agreement. The Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement shall have each been amended or amended and restated to reflect the Exchangeable Share Provision Amendment substantially in the form of, and with the content provided in, Exhibit G hereto and to include Parent as a party and signatory thereto, provided, however, that neither Bowater nor ACI shall be entitled to rely on this condition precedent to the extent that it is in breach of its obligations hereunder in respect of the implementation of such amendments or amendments and restatement, as the case may be.
          (o) Dissent Rights. The holders of no more than 12% of all of the issued and outstanding ACI Common Shares shall have exercised their Dissent Rights (and not lost or withdrawn such rights) in respect of the Arrangement.
          SECTION 8.02 Additional Conditions to Obligations of ACI. The obligation of ACI to consummate and effect the Arrangement and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by ACI:
          (a) Representations and Warranties. (i) The representations and warranties of each of Bowater and ExchangeCo contained in Section 4.01, Section 4.03, Section 4.04(a), Section 4.04(b), Section 4.17 or Section 4.18 shall be true and correct in all material respects as of the Closing Date (other than such representations that are made as of a specified date, in which case as of such date) with the same effect as if made at and as of the Closing Date and (ii) the other representations and warranties of each of Bowater and ExchangeCo contained in this Agreement (without giving effect to any materiality (including the word “material”) or “Bowater

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Material Adverse Effect” qualification contained therein) shall be true and correct as of the Closing Date with the same effect as if made at and as of the Closing Date (other than such representations that are made as of a specified date, in which case as of such date), except (in the case of this clause (ii)) as would not reasonably be expected to have, individually or in the aggregate, a Bowater Material Adverse Effect. ACI shall have received a certificate with respect to the foregoing signed on behalf of Bowater and ExchangeCo by an authorized officer of Bowater and ExchangeCo.
          (b) Agreements and Covenants. Each of Bowater, Parent and ExchangeCo shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date (excluding obligations under Section 6.04), and ACI shall have received a certificate to such effect signed on behalf of Bowater by an authorized officer of Bowater.
          (c) No Material Adverse Effect. Since the date hereof, there shall not have been any Bowater Material Adverse Effect.
          (d) Canadian Tax Deferral. There shall not have occurred any fact, event, change, development, circumstance or effect which could reasonably be expected to prevent the exchange of ACI Common Shares for consideration that includes Exchangeable Shares under the Arrangement by the validly-electing Canadian resident holders of ACI Common Shares who make and file a valid tax election under subsection 85(1) or (2) of the Canadian Tax Act as described and on the terms set forth in the Plan of Arrangement from being treated as a tax deferred transaction for purposes of the Canadian Tax Act if such holders would otherwise have been eligible for such treatment if such exchange had occurred on the date of entering into this Agreement.
          (e) ExchangeCo. ExchangeCo shall not have (i) petitioned any receiver of or any trustee for ExchangeCo or all or a substantial part of its property, (ii) made a general assignment for the benefit of its creditors, (iii) been adjudicated insolvent or bankrupt, (iv) filed a petition in bankruptcy or commenced a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts, in each case, under any bankruptcy, insolvency, reorganization or other similar Law now or hereafter in effect, or consented to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it. No proceedings for the appointment of a receiver of or trustee for ExchangeCo or all or a substantial part of its property, or any involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to ExchangeCo or its debts, shall have been commenced against ExchangeCo under any bankruptcy, insolvency, reorganization or other similar Law, and no Orders for relief shall have been entered against ExchangeCo under any bankruptcy, insolvency, reorganization or similar Laws. ExchangeCo shall not have been liquidated, dissolved or wound up. ExchangeCo shall meet the solvency tests under the CBCA prescribed in respect of the declaration or payment of dividends and the redemption of its shares.
          (f) Parent Board of Directors. Bowater shall have taken all such actions as are necessary to cause the Board of Directors of Parent as of the Effective Time to be constituted in accordance with Section 7.07.

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          SECTION 8.03 Additional Conditions to Obligations of Bowater. The obligations of Bowater to complete the Arrangement and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Bowater:
          (a) Representations and Warranties. (i) The representations and warranties of ACI contained in Section 5.01, Section 5.03, Section 5.04(a), Section 5.04(b), Section 5.17 or Section 5.18 shall be true and correct in all material respects as of the Closing Date (other than such representations that are made as of a specified date, in which case as of such date) with the same effect as if made at and as of the Closing Date and (ii) the other representations and warranties of ACI contained in this Agreement (without giving effect to any materiality (including the word “material”) or “ACI Material Adverse Effect” qualification contained therein) shall be true and correct as of the Closing Date with the same effect as if made at and as of the Closing Date (other than such representations that are made as of a specified date, in which case as of such date), except (in the case of this clause (ii)) as would not reasonably be expected to have, individually or in the aggregate, an ACI Material Adverse Effect. Bowater shall have received a certificate with respect to the foregoing signed on behalf of ACI by an authorized officer of ACI.
          (b) Agreements and Covenants. ACI shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date (excluding obligations under Section 6.04), and Bowater shall have received a certificate to such effect signed on behalf of ACI by an authorized officer of ACI.
          (c) No Material Adverse Effect. Since the date hereof, there shall not have been any ACI Material Adverse Effect.
          (d) Parent Board of Directors. ACI shall have taken all such actions as are necessary to cause the Board of Directors of Parent as of the Effective Time to be constituted in accordance with Section 7.07.
ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER
          SECTION 9.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the ACI Shareholder Approval or the Bowater Stockholder Approval (except with respect to (h), (i), (j) or (k) below):
          (a) by mutual written consent duly authorized by the Boards of Directors of Bowater and ACI;
          (b) by either ACI or Bowater, if the Arrangement shall not have been consummated by January 31, 2008 for any reason (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose breach or failure to fulfill any obligation of this Agreement has been a principal cause of or resulted in the failure of the Arrangement to occur on or before the Termination Date;

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          (c) by either ACI or Bowater, if a Governmental Authority of competent jurisdiction whose approval is a condition to the obligations of the parties to complete the Arrangement or the transactions contemplated thereby has denied approval of the Arrangement and the other transactions contemplated hereby and such denial has become final and nonappealable, or if there shall be passed any Law that makes the consummation of the Arrangement and the other transactions contemplated hereby illegal or otherwise prohibited, or if a Governmental Authority in the United States or Canada shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Arrangement or the transactions contemplated thereby, which Order or other action is final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.01(c) shall not be available to any party whose failure to comply with or failure to fulfill any obligation of this Agreement has been a principal cause of, or resulted in, such action;
          (d) by either ACI or Bowater, if the Bowater Stockholder Approval shall not have been obtained by reason of the failure to obtain the Bowater Stockholder Approval upon a vote taken thereon at the duly convened Bowater Meeting or any adjournment or postponement thereof;
          (e) by either ACI or Bowater, if the ACI Shareholder Approval shall not have been obtained by reason of the failure to obtain the ACI Shareholder Approval upon a vote taken thereon at the duly convened ACI Meeting or at any adjournment or postponement thereof;
          (f) by ACI, upon a breach of any representation, warranty, covenant or agreement on the part of Bowater set forth in this Agreement such that the conditions set forth in Section 8.02(a) or Section 8.02(b) are incapable of being satisfied on or before the Termination Date;
          (g) by Bowater, upon a breach of any representation, warranty, covenant or agreement on the part of ACI set forth in this Agreement such that the conditions set forth in Section 8.03(a) or Section 8.03(b) are incapable of being satisfied on or before the Termination Date;
          (h) by ACI, prior to the receipt of the Bowater Stockholder Approval, if (i) the Board of Directors of Bowater shall have effected a Change in Bowater Recommendation or (ii) Bowater shall have intentionally and materially breached its obligations under Section 2.08(a), Section 2.09 (excluding Section 2.09(e)), Section 6.05 or its obligation to convene the Bowater Meeting;
          (i) by Bowater, prior to the receipt of the ACI Shareholder Approval, if (i) the Board of Directors of ACI shall have effected a Change in ACI Recommendation or (ii) ACI shall have intentionally and materially breached its obligations under Section 2.08(a), Section 6.05 or its obligation to convene the ACI Meeting;
          (j) by ACI, prior to the receipt of the ACI Shareholder Approval, in connection with a Superior Proposal, provided that (A) ACI has complied with the terms of Section 6.05 and (B) immediately prior to the termination of this Agreement, ACI pays to

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Bowater the Termination Fee and the Expenses of Bowater in accordance with Section 9.03(b)(iv); or
          (k) by Bowater, prior to the receipt of the Bowater Stockholder Approval, in connection with a Superior Proposal, provided that (A) Bowater has complied with the terms of Section 6.05 and (B) immediately prior to the termination of this Agreement, Bowater pays to ACI the Termination Fee and the Expenses of ACI in accordance with Section 9.03(c)(iv).
          SECTION 9.02 Notice of Termination; Effect of Termination. Subject to Section 9.01(j) and Section 9.01(k), any termination of this Agreement under Section 9.01 above will be effective immediately upon the delivery of written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement as provided in Section 9.01, this Agreement shall be void and of no further force or effect and there shall be no liability or obligation on the part of ACI, Bowater, ExchangeCo or their respective officers, directors, stockholders or shareholders, as the case may be, or Affiliates, except that (i) Section 7.01(a), this Section 9.02, Section 9.03 and ARTICLE X shall remain in full force and effect and survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any intentional or willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreements, all of which obligations shall remain in full force and effect and survive termination of this Agreement in accordance with their terms. In the event of the termination of this Agreement as provided in Section 9.01, ACI and Bowater shall cooperate in filing all documents and taking all actions necessary to cause the dissolution of Parent and Merger Sub as promptly as reasonably practicable following such termination.
          SECTION 9.03 Fees and Expenses.
          (a) General. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by Parent if the Merger and the Arrangement are consummated. Except as set forth in this Section 9.03, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses if the Merger and the Arrangement are not consummated; provided, however, that Bowater and ACI shall share equally all out-of-pocket expenses (other than the fees and expenses of attorneys, accountants, investment bankers and other advisors) incurred in respect of (i) the printing, filing and mailing of the Joint Proxy Statement (including any related preliminary materials) and any amendments or supplements thereto and (ii) any filing fees required pursuant to Section 7.03(a)(i), (ii) and (iii).
          (b) ACI Payments.
          (i) ACI shall pay to Bowater in immediately available funds, within three (3) Business Days after demand by Bowater, the Expenses of Bowater, if:
     (A) this Agreement is terminated by ACI pursuant to Section 9.01(b), by ACI or Bowater pursuant to Section 9.01(e) or by Bowater pursuant to Section 9.01(g), and

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     (B) following the date hereof and prior to the termination of this Agreement (or, in the case of termination pursuant to Section 9.01(e), prior to the ACI Meeting), an Acquisition Proposal in respect of ACI shall have been publicly announced or otherwise communicated to the shareholders of ACI.
          (ii) If any payment becomes due and payable pursuant to clause (i) above and within twelve (12) months following the termination of this Agreement, ACI consummates or enters into a binding agreement to effect an Acquisition Proposal, or an Acquisition Proposal with respect to ACI is consummated, then ACI shall pay to Bowater in immediately available funds, within three (3) Business Days after demand by Bowater, the Termination Fee.
          (iii) ACI shall pay to Bowater in immediately available funds the Termination Fee and the Expenses of Bowater (A) within three (3) Business Days after demand by Bowater following termination of this Agreement by Bowater pursuant to Section 9.01(i) or (B) immediately prior to the termination of this Agreement by ACI pursuant to Section 9.01(j).
          (iv) ACI acknowledges that the agreements contained in this Section 9.03(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Bowater would not enter into this Agreement; accordingly, if ACI fails to pay in a timely manner the amounts due pursuant to this Section 9.03(b) and, in order to obtain such payment, Bowater makes a claim that results in a judgment against ACI for the amounts set forth in this Section 9.03(b), ACI shall pay to Bowater its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 9.03(b) at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.
          (c) Bowater Payments.
          (i) Bowater shall pay to ACI in immediately available funds, within three (3) Business Days after demand by ACI, the Expenses of ACI, if:
     (A) this Agreement is terminated by Bowater pursuant to Section 9.01(b), by ACI or Bowater pursuant to Section 9.01(d) or by ACI pursuant to Section 9.01(f), and
     (B) following the date hereof and prior to the termination of this Agreement (or, in the case of termination pursuant to Section 9.01(d), prior to the Bowater Meeting), an Acquisition Proposal in respect of Bowater shall have been publicly announced or otherwise communicated to the stockholders of Bowater.
          (ii) If any payment becomes due and payable pursuant to clause (i) above and within twelve (12) months following the termination of this Agreement,

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Bowater consummates or enters into a binding agreement to effect an Acquisition Proposal, or an Acquisition Proposal with respect to Bowater is consummated, then Bowater shall pay to ACI in immediately available funds, within three (3) Business Days after demand by ACI, the Termination Fee.
          (iii) Bowater shall pay to ACI in immediately available funds the Termination Fee and the Expenses of ACI (A) within three (3) Business Days after demand by ACI following termination of this Agreement by ACI pursuant to Section 9.01(h) or (B) immediately prior to the termination of this Agreement by Bowater pursuant to Section 9.01(k).
          (iv) Bowater acknowledges that the agreements contained in this Section 9.03(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, ACI would not enter into this Agreement; accordingly, if Bowater fails to pay in a timely manner the amounts due pursuant to this Section 9.03(c) and, in order to obtain such payment, ACI makes a claim that results in a judgment against Bowater for the amounts set forth in this Section 9.03(c), Bowater shall pay to ACI its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 9.03(c) at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.
          (d) Defined Terms. For purposes of Section 9.03(b) and Section 9.03(c), the following terms shall have the following meaning:
          (i) “Acquisition Proposal” shall have the meaning set forth in Section 6.05(a), except that the references in the definition thereof to “20% or more of the outstanding shares of any class of equity securities of ACI or Bowater” shall be deemed to be references to “a majority of all outstanding shares of each class of equity securities of ACI or Bowater” and references to “20% or more of the consolidated assets of ACI or Bowater” shall be deemed to be references to “all or substantially all of the consolidated assets of ACI or Bowater”.
          (ii) “Expenses” means all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers to a party hereto and its Affiliates), up to $12,000,000 in the aggregate, incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Transaction Documents, the preparation, printing, filing and mailing of the Joint Proxy Statement, the filing of any required notices under applicable antitrust Laws or in connection with other Regulatory Approvals, and all other matters related to the Arrangement (including the Interim Order and Final Order) and the other transactions contemplated hereby and the Transaction Documents.
          (iii) “Termination Fee” means an amount equal to $28,000,000.

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          SECTION 9.04 Amendment. Subject to applicable Law and the Interim Order, this Agreement may be amended by the parties hereto, not later than the Effective Time, whether before or after the ACI Shareholder Approval and the Bowater Stockholder Approval have been obtained, by action taken or authorized by the respective Boards of Directors of the parties (or, to the extent permitted by applicable Law, any duly empowered committee thereof) at any time by execution of an instrument in writing signed on behalf of each of Bowater and ACI; provided that after the Bowater Stockholder Approval or ACI Shareholder Approval is obtained, no such amendment which requires further approval by the stockholders of Bowater or the shareholders of ACI, as the case may be, shall be effected without such further approval.
          SECTION 9.05 Extension; Waiver. At any time prior to the Effective Time, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, shall be limited to its terms and shall not be deemed to extend or waive any other provision of this Agreement. Delay in exercising or asserting any right under this Agreement shall not constitute a waiver of such right.
ARTICLE X
GENERAL PROVISIONS
          SECTION 10.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.01 shall not limit any covenant or agreement of the parties which by its terms, explicitly or implicitly, contemplates performance after the Effective Time.
          SECTION 10.02 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
          if to ACI, Parent or Merger Sub, to:
Abitibi-Consolidated Inc.
1155 Metcalfe Street
Suite 800
Montreal, Quebec, H3D 5H2
Canada
Fax: (514) 394-3644
Attention: Legal Department

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          with a copy to:
Davies Ward Phillips & Vineberg LLP
1501 avenue McGill College
26th Floor
Montreal, Quebec, H3A 3N9
Canada
Fax: (514) 841-6499
Attention: Maryse Bertrand
          and
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
United States of America
Fax: (212) 757-3990
Attention: Toby S. Myerson
                  Edwin S. Maynard
          if to Bowater, ExchangeCo, Parent or Merger Sub, to:
Bowater Incorporated
55 East Camperdown Way
P.O. Box 1028
Greenville, South Carolina 29602
United States of America
Fax: (864) 282-9573
Attention: General Counsel
          with a copy to:
Troutman Sanders LLP
600 Peachtree Street, NE
Suite 5200
Atlanta, Georgia 30308-2216
United States of America
Fax: (404) 885-3900
Attention: William Calvin Smith

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          and
Ogilvy Renault LLP
1981 avenue McGill College
11th Floor
Montreal, Quebec, H3A 3C1
Canada
Fax: (514) 286-5474
Attention: Francis R. Legault
          SECTION 10.03 Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.
          SECTION 10.04 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
          SECTION 10.05 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits and Schedules hereto and any documents and instruments referred to herein that are to be delivered on the Closing Date) and any agreements entered into contemporaneously herewith (a) constitute the entire agreement, and supersede all prior agreements, understandings, undertakings and representations, written and oral, by or among the parties hereto with respect to the subject matter of this Agreement (except for the Confidentiality Agreements, which will continue in full force and effect in accordance with their terms) and (b) except (from and after the Effective Time) for the provisions of Section 7.04, are not intended to and do not confer upon any person other than the parties hereto, and their respective successors and permitted assigns, any legal or equitable rights or remedies or create any agreement of employment with any person or to otherwise create any third-party beneficiary hereto.
          SECTION 10.06 Governing Law. Without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any other jurisdictions other than those of the State of New York, this Agreement (and the transactions contemplated hereby) shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with, and any disputes or litigation arising out of or relating, directly or indirectly, to this Agreement shall be interpreted, construed and governed by and in accordance with, the Laws of the State of New York, except to the extent mandatorily governed by the Laws of Canada or the Laws of the province of Quebec or the internal laws of the State of Delaware, as applicable.
          SECTION 10.07 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any such assignment or delegation without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

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          SECTION 10.08 Specific Enforcement; Consent to Jurisdiction. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts of the State of New York and the federal courts of the United States of America located in the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees to waive any bond, surety or other security that might be required of any other party with respect to any action or proceeding, including an appeal thereof. In addition, each of the parties hereto irrevocably (a) consents to submit itself to the exclusive personal jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the State of New York in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined only in any such court, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion, pleading or other request for leave from any such court, (d) agrees that it will not bring any action or proceeding relating to this Agreement or the transactions contemplated by this Agreement in any court other than a court of the State of New York or a federal court of the United States of America located in the State of New York, and (e) waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought (including waiver of any bond, surety or other security that might be required of any other party with respect thereto). The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Action in the manner provided in Section 10.02 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.
          SECTION 10.09 Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 10.09.

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          SECTION 10.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.
[Signature Page Immediately Follows]

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

ALPHA-BRAVO HOLDINGS INC.

By:	/s/ John W. Weaver

Name: John W. Weaver
Title: Chairman

By:	/s/ David J. Paterson

Name: David J. Paterson Title: President

ABITIBI-CONSOLIDATED INC.

By:	/s/ John W. Weaver

Name: John W. Weaver Title: President and Chief Executive Officer

By:	/s/ Pierre Rougeau

Name: Pierre Rougeau Title: Senior Vice-President, Corporate Development and Chief Financial Officer

BOWATER INCORPORATED

By:	/s/ David J. Paterson

Name: David J. Paterson Title: President and Chief Executive Officer

ALPHA-BRAVO MERGER SUB INC.

By:	/s/ John W. Weaver

Name: John W. Weaver Title: Chairman

By:	/s/ David J. Paterson

Name: David J. Paterson Title: President

BOWATER CANADA INC.
By:	/s/ William G. Harvey
	Name:	William G. Harvey
	Title:	Director

EXHIBIT A
FORM OF ARRANGEMENT RESOLUTION
SPECIAL RESOLUTION OF THE ACI SHAREHOLDERS
BE IT RESOLVED THAT:
1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Abitibi-Consolidated Inc. (“ACI”), as more particularly described and set forth in the Joint Proxy Statement/Management Information Circular (the “Circular”) of ACI accompanying the notice of this meeting (as the Arrangement may be modified or amended) is hereby authorized, approved and adopted.
2.	The plan of arrangement, as it may be or have been amended, (the “Plan of Arrangement”) involving ACI, the full text of which is set out as Exhibit B to the Combination Agreement and Agreement and Plan of Merger dated as of January 29, 2007 reproduced at Schedule ■ to the Circular, between Alpha-Bravo Holdings Inc., ACI, Bowater Incorporated, Alpha-Bravo Merger Sub Inc. and Bowater Canada Inc. (the “Combination Agreement”), is hereby approved and adopted.
3.	The Combination Agreement, the actions of the directors of ACI in approving the Arrangement and the actions of the officers of ACI in executing and delivering the Combination Agreement and any amendments thereto are hereby ratified and approved.
4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of ACI or that the Arrangement has been approved by the Superior Court of Quebec, the directors of ACI are hereby authorized and empowered (i) to amend the Combination Agreement, or the Plan of Arrangement to the extent permitted by the Combination Agreement, and (ii) subject to the terms of, and solely to the extent permitted by, the Combination Agreement, not to proceed with the Arrangement.
5.	Any officer or director of ACI is hereby authorized and directed for and on behalf of ACI to execute and to deliver to the Director appointed pursuant to Section 260 of the CBCA articles of arrangement and such other documents as are necessary or desirable in accordance with the Combination Agreement to give effect to and implement the Arrangement.
6.	Any officer or director of ACI is hereby authorized and directed for and on behalf of ACI to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

EXHIBIT B
FORM OF PLAN OF ARRANGEMENT
UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT
ARTICLE 1
INTERPRETATION
1.1 Definitions
     In addition to terms defined elsewhere in this Plan of Arrangement, the following terms, when used in this Plan of Arrangement, shall have the meanings set forth below and grammatical variations of such terms shall have corresponding meanings:
“ACI” means Abitibi-Consolidated Inc., a corporation amalgamated under the laws of Canada;
“ACI Common Shares” means the common shares in the share capital of ACI;
“ACI ExchangeCo Certificates” has the meaning ascribed thereto in Section 4.2;
“ACI Exchange Fund” has the meaning ascribed thereto in Section 4.1;
“ACI Exchange Ratio” means 0.06261;
“ACI Meeting” means the meeting of holders of ACI Common Shares, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider, or at which will be considered, the Arrangement and other matters related to the Combination Agreement and the Arrangement;
“ACI Parent Certificates” has the meaning ascribed thereto in Section 4.3;
“ACI Share-Based Award” has the meaning ascribed thereto in Section 2.2(d);
“ACI Stock Plans” has the meaning ascribed thereto in Section 2.2(d);
“ACI Stock Options” means the options to purchase ACI Common Shares granted under the ACI Stock Option Plans, and being outstanding and unexercised on the Effective Date;
“Arrangement” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with section 9.04 of the Combination Agreement or Article 6 hereof or made at the direction of the Court in the Final Order;
“Arrangement Resolution” means the special resolution of the holders of the ACI Common Shares, to be considered at the ACI Meeting, substantially in the form and content of Exhibit A to the Combination Agreement;
“Articles of Arrangement” means the articles of arrangement of ACI in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made;
“Bowater” means Bowater Incorporated, a Delaware corporation, and any successor corporation thereto;
“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions are required or authorized by law to be closed in New York, New York or in Montreal, Quebec;
“CallCo” means Bowater Canadian Holdings Incorporated, a corporation incorporated under the laws of the Province of Nova Scotia and a Subsidiary of Bowater;
“Canadian Tax Act” means the Income Tax Act (Canada) and the regulations adopted thereunder, in each case as now in effect and as the same may be amended from time to time;
“CBCA” means the Canada Business Corporations Act, as amended;
“Certificate” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Circular” means the notice of the ACI Meeting to be sent to holders of ACI Common Shares as of the record date fixed in respect of the ACI Meeting and the accompanying management information circular in connection with the ACI Meeting, as amended, supplemented or otherwise modified, including all appendices and schedules thereto;
“Combination Agreement” means the combination agreement and agreement and plan of merger made as of January 29, 2007 among Parent, ACI, Bowater, Merger Sub and ExchangeCo, as may be amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;
“Court” means the Superior Court, District of Montreal, Province of Quebec;
“Director” means the Director appointed pursuant to section 260 of the CBCA;
“Dissent Rights” has the meaning ascribed thereto in Section 3.1;
“Dissenting Shareholder” means a holder of ACI Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights;
“Effective Date” means the date shown on the Certificate, provided that such date occurs on or prior to the Termination Date;
“Effective Time” means ■ [a.m.] [p.m.] (Montreal time) on the Effective Date;
“Election Deadline” means 5:00 p.m. (local time) at the place of deposit on the date which is two Business Days prior to the date of the ACI Meeting;
“Exchange Agent” means ■ at its offices set out in the Letter of Transmittal and Election Form;
“Exchangeable Share Elected Share” means any ACI Common Share held by a holder who is neither a Non-Resident of Canada nor a Tax Exempt Shareholder and in respect of which an effective election pursuant to Section 2.3(a) has been made, in a duly completed Letter of Transmittal and Election Form received by the Exchange Agent on or prior to the Election Deadline, to exchange under the Arrangement for a number of Exchangeable Shares equal to the product of the total number of ACI Common Shares held by that holder multiplied by the ACI Exchange Ratio;
“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be substantially as set out in Appendix I hereto;
“Exchangeable Shares” means validly issued Exchangeable Shares in the capital of ExchangeCo, having substantially the rights, privileges, restrictions and conditions set out in the Exchangeable Share Provisions;
“ExchangeCo” means Bowater Canada Inc., a corporation incorporated under the laws of Canada which will change its name to “AbitibiBowater Canada Inc.” on the Effective Date;
“Excess Parent Shares” has the meaning ascribed thereto in Section 4.6;
“Excess Parent Shares Trust” has the meaning ascribed thereto in Section 4.6;
“Excess Exchangeable Shares” has the meaning ascribed thereto in Section 4.6;
“Excess Exchangeable Shares Trust” has the meaning ascribed thereto in Section 4.6;
“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;
“Governmental Authority” means any federal, state, provincial, territorial or local government of any relevant country or jurisdiction, any subdivision, agency, board, court, commission or authority thereof, or any quasi-governmental body, arbitral body with legal jurisdiction or any organized securities exchange or taxing authority;
“holders” means, when used with reference to the ACI Common Shares, the holders of ACI Common Shares shown from time to time in the register maintained by or on behalf of ACI in respect of the ACI Common Shares and, when used with reference to the Exchangeable Shares, means the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of ExchangeCo in respect of the Exchangeable Shares;

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by section 2.06 of the Combination Agreement;
“Law” means any statute, law, bylaw, ordinance, rule, regulation, order or permit (of any relevant country or jurisdiction) adopted, passed, issued, promulgated or entered into by any Governmental Authority;
“Letter of Transmittal and Election Form” means the letter of transmittal and election form for use by holders of ACI Common Shares, in the form accompanying the Circular;
“Liquidation Call Right” has the meaning ascribed thereto in Section 5.2(a);
“Liquidation Date” has the meaning ascribed thereto in the Exchangeable Share Provisions;
“Merger Sub” means Alpha-Bravo Merger Sub Inc., a Delaware corporation;
“Non-Resident of Canada” means: (i) a person who is not a resident of Canada for the purposes of the Canadian Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Canadian Tax Act;
“NYSE” means The New York Stock Exchange, Inc.;
“Parent” means Alpha-Bravo Holdings Inc., a Delaware corporation which will change its name to “AbitibiBowater Inc.” prior to the Effective Time, and any successor corporation thereto;
“Parent Common Stock” means the common stock par value U.S.$.01 of Parent;
“Parent Elected Share” means any ACI Common Share held by a holder who is neither a Non-Resident of Canada nor a Tax Exempt Shareholder and in respect of which an effective election pursuant to Section 2.3(a) has been made, in a duly completed Letter of Transmittal and Election Form received by the Exchange Agent on or prior to the Election Deadline, to exchange under the Arrangement for a number of shares of Parent Common Stock equal to the product of the total number of ACI Common Shares held by that holder multiplied by the ACI Exchange Ratio or that is deemed to be a Parent Elected Share pursuant to Section 2.3(b);
“Parent Option” has the meaning ascribed thereto in Section 2.2(c);
“Parent Stock-Based Award” has the meaning ascribed thereto in Section 2.2(d);
“person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;
“Redemption Call Purchase Price” has the meaning ascribed thereto in Section 5.3(a);
“Redemption Call Right” has the meaning ascribed thereto in Section 5.3(a);
“Redemption Date” has the meaning ascribed thereto in the Exchangeable Share Provisions;
“Share Certificate” has the meaning ascribed thereto in Section 4.3;
“Subsidiary” of any person means another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of the second person’s Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by the first person;
“Tax Exempt Shareholder” means a holder of ACI Common Shares that is generally exempt from tax under Part I of the Canadian Tax Act by virtue of subsection 149(1) of the Canadian Tax Act;
“Termination Date” means January 31, 2008, or such later date as may be mutually agreed by the parties to the Combination Agreement;
“Transfer Agent” has the meaning ascribed thereto in Section 5.2(b); and
“TSX” means The Toronto Stock Exchange.
1.2 Sections and Headings
     The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section or an exhibit refers to the specified section of or exhibit to this Plan of Arrangement.

1.3 Number, Gender and Persons
     In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders.
ARTICLE 2
ARRANGEMENT
2.1 Binding Effect
     This Plan of Arrangement, within the meaning of section 192 of the CBCA, will become effective at, and be binding at and after, the Effective Time on (i) ACI, (ii) Parent, Bowater, CallCo and ExchangeCo, (iii) all holders and all beneficial owners of ACI Common Shares, (iv) all holders and all beneficial owners of Exchangeable Shares and Parent Options from time to time, (v) all holders of ACI Stock Options and ACI Share-Based Awards and (vi) all holders and beneficial owners of Parent Common Stock received in exchange for Exchangeable Shares or on the exercise of Parent Options.
2.2 Arrangement
     Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:
(a)	each Parent Elected Share will be transferred by the holder thereof to Parent in exchange for the number of shares of Parent Common Stock equal to the ACI Exchange Ratio, and such transfer shall be reflected in the register of holders of ACI Common Shares and to the register of holders of Parent Common Stock accordingly;
(b)	each Exchangeable Elected Share will be transferred by the holder thereof to ExchangeCo in exchange for the number of Exchangeable Shares equal to the ACI Exchange Ratio, and such transfer shall be reflected in the register of holders of ACI Common Shares and to the register of holders of Exchangeable Shares accordingly;
(c)	each ACI Stock Option shall be exchanged with Parent for an option (a “Parent Option”) to purchase a number of shares of Parent Common Stock equal to the product of the ACI Exchange Ratio multiplied by the number of ACI Common Shares subject to such ACI Stock Option. Such Parent Option shall provide for an exercise price per share of Parent Common Stock equal to the exercise price per share of such ACI Stock Option immediately prior to the Effective Time divided by the ACI Exchange Ratio. If the foregoing calculation results in a Parent Option of a particular holder being exercisable for a total number of shares of Parent Common Stock that includes a fraction of a share of Parent Common Stock, then the total number of shares of Parent Common Stock subject to such Parent Option shall be rounded to the nearest whole number of Parent Common Stock and the total exercise price for the Parent Option will be appropriately adjusted by the exercise price of the fractional share of Parent Common Stock. The term to expiry, conditions to and manner of exercising, and all other terms and conditions of a Parent Option will otherwise be unchanged, and any document or agreement previously evidencing an ACI Stock Option shall thereafter evidence and be deemed to evidence such Parent Option;
(d)	At the Effective Time, each right of any kind, contingent or accrued, to receive ACI Common Shares or benefits measured by the value of a number of ACI Common Shares, and each award of any kind consisting of ACI Common Shares, granted under the employee and director stock plans of ACI (the “ACI Stock Plans”) (including restricted stock, restricted stock units, deferred stock units and dividend equivalents), other than ACI Stock Options (each, an “ACI Share-Based Award”), whether vested or unvested, which is outstanding immediately prior to the Effective Time shall cease to represent a right or award with respect to ACI Common Shares and shall be converted, at the Effective Time, into a right or award with respect to shares of Parent Common Stock (a “Parent Stock-Based Award”), on the same terms and conditions as were applicable under ACI Share-Based Awards (but taking into account any changes thereto, including the acceleration thereof, provided for in ACI Stock Plans, in any award agreement or in such ACI Share-Based Award by reason of this Plan of Arrangement or the transactions contemplated hereby). The number of shares of Parent Common Stock subject to each such Parent Stock-Based Award shall be equal to the number of ACI Common Shares subject to ACI Share-Based Awards, multiplied by the ACI Exchange Ratio (with the resulting product rounded to the nearest whole share). All dividend equivalents credited to the account of each holder of a ACI Share-Based Award as of the Effective Time shall remain credited to such holder’s account immediately following the Effective Time, subject to adjustment in accordance with the foregoing;

(e)	As soon as practicable after the Effective Time, Parent shall deliver to the holders of ACI Stock Options and ACI Share-Based Awards appropriate notices setting forth such holders’ rights pursuant to the respective ACI Stock Plans and agreements evidencing the grants of such ACI Stock Options and ACI Share-Based Awards, and stating that such ACI Stock Options and ACI Share-Based Awards and agreements have been assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.2 after giving effect to the Arrangement and the terms of ACI Stock Plans); and
(f)	Prior to the Effective Time, ACI shall take all necessary action for the adjustment of ACI Share-Based Awards under this Section 2.2. Parent shall reserve for issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to Parent Options and Parent Stock-Based Awards as a result of the actions contemplated by this Plan of Arrangement.
2.3 Elections
(a)	Each person who, at or prior to the Election Deadline, is a holder of record of ACI Common Shares and who is neither a Non-Resident of Canada nor a Tax Exempt Shareholder, will be entitled, with respect to all or a portion of such shares, to make an election at or prior to the Election Deadline to receive (i) Exchangeable Shares or (ii) shares of Parent Common Stock, in exchange for such holder’s ACI Common Shares, on the basis set forth herein and in accordance with such arrangements and procedures as will be agreed upon in good faith by Parent, Bowater, Merger Sub, CallCo, ExchangeCo and ACI, including the form of the Letter of Transmittal and Election Form containing the elections and the procedures governing transmittal.
(b)	Each ACI Common Share held by a holder who is either a Non-Resident of Canada or a Tax Exempt Shareholder or in respect of which an effective election pursuant to Section 2.3(a) has not been made (other than ACI Common Shares held by Dissenting Shareholders who are ultimately entitled to be paid the fair value of the ACI Common Shares held by them) will be deemed to be a Parent Elected Share and will receive the number of shares of Parent Common Stock equal to the product of the total number of ACI Common Shares held by that holder multiplied by the ACI Exchange Ratio on the basis set forth herein.
2.4 Adjustments to ACI Exchange Ratio
     The ACI Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or ACI Common Shares other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change that affects all outstanding Parent Common Stock, Bowater Common Stock or ACI Common Shares occurring after the date of the Combination Agreement and prior to the Effective Time.
ARTICLE 3
RIGHTS OF DISSENT
3.1 Rights of Dissent
     Holders of ACI Common Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 190 of the CBCA and this Section 3.1 (the “Dissent Rights”) in connection with the Arrangement; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by ACI not later than 5:00 p.m. (Montreal time) on the Business Day preceding the ACI Meeting. Holders of ACI Common Shares who duly exercise such rights of dissent and who:
(a)	are ultimately determined to be entitled to be paid fair value for their ACI Common Shares shall be deemed to have transferred such ACI Common Shares to ACI for cancellation on the Effective Date prior to any of the steps described in Section 2.2 hereof; or
(b)	are ultimately determined not to be entitled, for any reason, to be paid fair value for their ACI Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of ACI Common Shares and shall receive a number of shares of Parent Common Stock equal to the number of ACI Common Shares held by the holder multiplied by the ACI Exchange Ratio;
but in no case shall Parent, Bowater, ExchangeCo, CallCo, ACI or any other person be required to recognize such holders as holders of ACI Common Shares after the Effective Time, and the names of such holders of ACI Common Shares shall be deleted from the register of holders of ACI Common Shares at the Effective Time.
ARTICLE 4
CERTIFICATES AND FRACTIONAL SHARES
4.1 Exchange Agent
     At the Effective Time, ExchangeCo and Parent shall deposit with the Exchange Agent, certificates representing that number of whole Exchangeable Shares and that number of whole shares of Parent Common Stock to be delivered pursuant to the Arrangement upon the exchange of ACI Common Shares. In addition, Parent and ExchangeCo shall deposit with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions payable pursuant to Section 4.3 hereof and cash in lieu of any fractional shares payable pursuant to Section 4.6 hereof. All Exchangeable Shares, shares of Parent Common Stock, dividends and distributions deposited with the Exchange Agent pursuant to this Section 4.1 shall hereinafter be referred to as the “ACI Exchange Fund”.
4.2 Certificates Representing Exchangeable Shares
     At or promptly after the Effective Time, ExchangeCo shall deposit with the Exchange Agent, for the benefit of the holders of ACI Common Shares who will receive Exchangeable Shares in connection with the Arrangement, certificates representing that number of whole Exchangeable Shares to be delivered pursuant to Section 2.2 hereof upon the exchange of ACI Common Shares (the “ACI ExchangeCo Certificates”). Upon surrender to the Exchange Agent for cancellation of an Alpha ExchangeCo Certificate that immediately prior to the Effective Time represented ACI Common Shares that were exchanged for Exchangeable Shares under the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such Alpha ExchangeCo Certificate under the CBCA and the articles and by-laws of ACI, and such additional documents and instruments as the Exchange Agent may reasonably require, the holder of such surrendered Alpha ExchangeCo Certificate shall be entitled to receive in exchange therefor, and the Exchange Agent shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of Exchangeable Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to Section 4.4 hereof and any cash in respect of a fractional interest in a share pursuant to Section 4.6 hereof, in each case less any amounts withheld pursuant to Section 4.11 hereof), and the Alpha ExchangeCo Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of ACI Common Shares that is not registered in the transfer records of ACI, a certificate representing the proper number of Exchangeable Shares may be issued to the transferee if the certificate representing such ACI Common Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 4.2, each Alpha ExchangeCo Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing Exchangeable Shares as contemplated by this Section 4.2, (ii) a cash payment in respect of any fractional interest in a share as contemplated by Section 4.6 hereof and (iii) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to such shares as contemplated by Section 4.4 hereof, in each case less any amounts withheld pursuant to Section 4.11 hereof.
4.3 Certificates Representing Parent Common Stock
     At or promptly after the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of ACI Common Shares who will receive shares of Parent Common Stock in connection with the Arrangement, certificates representing that number of whole shares of Parent Common Stock issued pursuant to Section 2.2 hereof in exchange for outstanding ACI Common Shares (the “ACI Parent Certificates” and, together with the Alpha ExchangeCo Certificates, the “Share Certificates” ). Upon surrender to the Exchange Agent for cancellation of an ACI Parent Certificate which immediately prior to the Effective Time represented ACI Common Shares that were exchanged for shares of Parent Common Stock under the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such ACI Parent Certificate under the CBCA and the articles and by-laws of ACI, and such additional documents and instruments as the Exchange Agent may reasonably require, the holder of such surrendered ACI Parent Certificate shall be entitled to receive in exchange therefor, and the Exchange Agent shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of shares of Parent Common Stock which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to Section 4.4 hereof and any cash in respect of a fractional interest in a share pursuant to Section 4.6 hereof, in each case less any amounts withheld pursuant to Section 4.11 hereof), and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of ACI Common Shares that is not registered in the transfer records of ACI, a certificate representing the proper number of shares of Parent Common Stock may be issued to the transferee if the certificate representing such ACI Common Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 4.3 hereof, each certificate which immediately prior to the Effective Time represented ACI Common Shares that were exchanged for shares of Parent Common Stock shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing shares of Parent Common Stock as contemplated by this Section 4.3 hereof, (ii) a cash payment in respect of a fractional interest in a share as contemplated by Section 4.6 hereof and (iii) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to such shares as contemplated by Section 4.4 hereof, in each case less any amounts withheld pursuant to Section 4.11 hereof.
4.4 Distributions with Respect to Unexchanged Shares
     No dividends or other distributions with respect to shares of Parent Common Stock or Exchangeable Shares with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Share Certificate with respect to the shares of Parent Common Stock or Exchangeable Shares that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Parent Common Stock or Exchangeable Shares shall be paid to any such holder pursuant to Section 4.6 hereof, in each case until the holder of such Share Certificate shall have surrendered such Share Certificate in accordance with this Article 4. Following the surrender of any Share Certificate, there shall be paid to the record holder of the certificate representing whole shares of Parent Common Stock or whole Exchangeable Shares issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date on or after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock or whole Exchangeable Shares and the amount of any cash payable in lieu of a fractional share of Parent Common Stock or Exchangeable Share to which such holder is entitled pursuant to Section 4.6 hereof and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock or whole Exchangeable Shares.
4.5 No Further Ownership Rights in ACI Common Shares
     The shares of Parent Common Stock and Exchangeable Shares issued upon conversion of the ACI Common Shares in accordance with the terms hereof and the payment of such dividends or other distributions as are payable pursuant to Section 4.3 and such cash in lieu of any fractional shares as is payable pursuant to Section 4.6 hereof upon the surrender of Share Certificates in accordance with the terms of this Article 4 shall be deemed to have been in full satisfaction of all rights pertaining to the ACI Common Shares formerly represented by such Share Certificates, subject, however, to Alpha’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by ACI on the ACI Common Shares in accordance with the terms of this Agreement prior to the Effective Time. At the close of business on the day on which the Effective Time occurs, the share transfer books of ACI shall be closed, and there shall be no further registration of transfers on the share transfer books of ACI of the ACI Common Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Share Certificate is presented to ACI for transfer, it shall be canceled against delivery thereof and exchanged as provided in this Article 4.
4.6 No Fractional Shares
     No certificates or scrip representing fractional shares of Parent Common Stock or Exchangeable Shares shall be issued upon the surrender for exchange of Share Certificates, no dividends or other distributions of Parent or ExchangeCo shall relate to such fractional share interests and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent or ExchangeCo.
     As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (x) the number of whole shares of Parent Common Stock delivered to the Exchange Agent by Parent pursuant to Section 4.1 hereof over (y) the aggregate number of whole shares of Parent Common Stock to be distributed to holders of ACI Common Shares pursuant to Section 4.3 hereof (such excess being herein called the “Excess Parent Shares”). Following the Effective Time, the Exchange Agent, as agent for the holders of ACI Common Shares, shall sell the Excess Parent Shares at then prevailing prices on the NYSE, all in the manner provided in this Section 4.6 hereof.
     The sale of the Excess Parent Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The Exchange Agent shall use all reasonable efforts to complete the sale of the Excess Parent Shares as promptly following the Effective Time as, in the Exchange Agent’s reasonable judgment, is practicable and consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the proceeds of such sale or sales have been distributed to the former holders of ACI Common Shares, the Exchange Agent will hold such proceeds in trust for the holders of ACI Common Shares (the “Excess Parent Shares Trust”). Parent shall pay all commissions, transfer taxes and other out of pocket transaction costs, including the expenses and compensation, of the Exchange Agent incurred in connection with such sale of the Excess Parent Shares. The Exchange Agent shall determine the portion of the Excess Parent Shares Trust to which each holder of ACI Common Shares shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Excess Parent Shares Trust by a fraction the numerator of which is the amount of the fractional share interest to which such holder of ACI Common Shares is entitled (after taking into account all ACI Common Stock held at the Effective Time by such holder which were exchanged for shares of Parent Common Stock) and the denominator of which is the aggregate amount of fractional share interests to which all holders of ACI Common Shares who exchanged such shares for shares of Parent Common Stock are entitled.
     As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (x) the number of whole Exchangeable Shares delivered to the Exchange Agent by ExchangeCo pursuant to Section 4.1 hereof over (y) the aggregate number of whole Exchangeable Shares to be distributed to holders of ACI Common Shares pursuant to Section 4.3 hereof (such excess being herein called the “Excess Exchangeable Shares”). Following the Effective Time, the Exchange Agent, as agent for the holders of ACI Common Shares, shall sell the Excess Exchangeable Shares all in the manner provided in this Section 4.6.
     The sale of the Excess Exchangeable Shares by the Exchange Agent shall be executed by private sale (or by way of sale through the facilities of the TSX). The Exchange Agent shall use all reasonable efforts to complete the sale of the Excess Exchangeable Shares as promptly following the Effective Time as, in the Exchange Agent’s reasonable judgment, is practicable and consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the proceeds of such sale or sales have been distributed to the former holders of ACI Common Shares, the Exchange Agent will hold such proceeds in trust for the holders of ACI Common Shares (the “Excess Exchangeable Shares Trust”). ExchangeCo shall pay all commissions, transfer taxes and other out of pocket transaction costs, including the expenses and compensation, of the Exchange Agent incurred in connection with such sale of the Excess Exchangeable Shares. The Exchange Agent shall determine the portion of the Excess Exchangeable Shares Trust to which each holder of ACI Common Shares shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Excess Exchangeable Shares Trust by a fraction the numerator of which is the amount of the fractional share interest to which such holder of ACI Common Shares is entitled (after taking into account all ACI Common Stock held at the Effective Time by such holder which were exchanged for Exchangeable Shares) and the denominator of which is the aggregate amount of fractional share interests to which all holders of ACI Common Shares who exchanged such shares for Exchangeable Shares are entitled.
     Notwithstanding the foregoing, ExchangeCo or Parent, respectively, shall be entitled to deposit cash with the Exchange Agent to enable the Exchange Agent to make cash payments provided for in this Section 4.6, in which case the Exchangeable Shares or Parent Common Stock, as the case may be, that would otherwise be sold by the Exchange Agent will be surrendered to ExchangeCo or Parent or no such shares will be issued.
4.7 Termination of the ACI Exchange Fund
     Any portion of the ACI Exchange Fund that remains undistributed to the holders of the Share Certificates for six months after the Effective Time shall be delivered to Parent and ExchangeCo, pro rata in the proportion of undistributed Parent Elected Shares to ExchangeCo Elected Shares, upon demand, and any holders of the Share Certificates who have not theretofore complied with this Article 4 shall thereafter look only to Parent and ExchangeCo for, and Parent and ExchangeCo shall remain liable for, payment of their claim for shares of Parent Common Stock, Exchangeable Shares, any dividends or other distributions payable pursuant to Section 4.3 hereof and cash in lieu of any fractional shares payable pursuant to Section 4.6 hereof in accordance with this Article 4.
4.8 No Liability
     None of Parent, ExchangeCo, CallCo, ACI or Bowater, or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock, Exchangeable Shares, dividends or other distributions from the ACI Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Share

Certificate shall not have been surrendered prior to three years after the Effective Time (or immediately prior to such earlier date on which any shares of Parent Common Stock or Exchangeable Shares (and any dividends or other distributions payable with respect thereto pursuant to Section 4.3 hereof and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 4.6 hereof) would otherwise escheat to or become the property of any Governmental Authority), any such shares (and any dividends or other distributions payable with respect thereto pursuant to Section 4.3 hereof and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 4.6 hereof) shall, to the extent permitted by applicable Law, become the property of Parent or ExchangeCo as the case may be, free and clear of all claims, rights, interest or liens of any person previously entitled thereto.
4.9 Investment of ACI Exchange Fund
     The Exchange Agent shall invest the cash included in the ACI Exchange Fund as directed by Parent and ExchangeCo, in proportion to the amounts represented by the Parent Elected Shares to the ExchangeCo Elected Shares. Any interest and other income resulting from such investments shall be paid to and be income of Parent and ExchangeCo, respectively. If for any reason (including losses on any investments) the cash in the ACI Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent and ExchangeCo shall promptly deposit cash into the ACI Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations, pro rata in the proportion of Parent Elected Shares to ExchangeCo Elected Shares .
4.10 Lost Share Certificates
     If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by Parent or ExchangeCo, the posting by such person of a bond in such reasonable amount as Parent or ExchangeCo may direct as indemnity against any claim that may be made against it with respect to such Share Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Share Certificate shares of Parent Common Stock, Exchangeable Shares any dividends or other distributions payable pursuant to Section 4.3 hereof and cash in lieu of any fractional shares payable pursuant to Section 4.6 hereof, in each case pursuant to this Article 4.
4.11 Withholding Rights
     Parent, ACI, ExchangeCo, or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Arrangement such amounts as Parent, ACI, ExchangeCo or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of federal, provincial or state or local or other Law of any applicable country or jurisdiction. To the extent that amounts are so deducted, withheld and paid over to the appropriate Governmental Authority by Parent, ACI, ExchangeCo or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Plan of Arrangement as having been paid to the holder of Share Certificates in respect of which such deduction and withholding was made by Parent, ExchangeCo or the Exchange Agent.
ARTICLE 5
CERTAIN RIGHTS OF CALLCO TO ACQUIRE EXCHANGEABLE SHARES
5.1 CallCo Call Rights
     By virtue of this Plan of Arrangement and the Exchangeable Share Provisions, each holder of ACI Common Shares who receives Exchangeable Shares under this Plan of Arrangement, and the assignees from time to time of such Exchangeable Shares, shall be subject to the Liquidation Call Right and the Redemption Call Right of CallCo as referred to in the Exchangeable Share Provisions and, for the purposes of this Plan of Arrangement, set out in Sections 5.2 and 5.3 hereof. Capitalized terms used in Sections 5.2 and 5.3 hereof and not otherwise defined in this Plan of Arrangement shall have the meaning ascribed thereto in the Exchangeable Share Provisions. In addition, such holders and their assignees as aforesaid shall be subject to all other rights of CallCo contained in the Exchangeable Share Provisions, including, without limitation, the Retraction Call Right (as defined in the Exchangeable Share Provisions).

5.2 CallCo Liquidation Call Right
(a)	CallCo shall have the overriding right (the “Liquidation Call Right”), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of ExchangeCo pursuant to Article 5 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder on payment by CallCo of an amount per share equal to (i) the Current Market Price (as defined in the Exchangeable Share Provisions) of a share of Parent Common Stock on the last Business Day prior to the Liquidation Date, which shall be satisfied in full by causing to be delivered to such holder one share of Parent Common Stock, plus (ii) the right to receive the full amount when paid of all unpaid dividends on such Exchangeable Share for which the record date has occurred prior to the Liquidation Date (collectively, the “Liquidation Call Purchase Price”). In the event of the exercise of the Liquidation Call Right by CallCo, each holder shall be obligated to sell all the Exchangeable Shares held by the holder to CallCo on the Liquidation Date on payment by CallCo to the holder of the Liquidation Call Purchase Price for each such share.
(b)	To exercise the Liquidation Call Right, CallCo must notify ExchangeCo and ExchangeCo’s transfer agent (the “Transfer Agent”), as agent for the holders of Exchangeable Shares, of CallCo’s intention to exercise such right at least 45 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding-up of ExchangeCo and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding-up of ExchangeCo. The Transfer Agent will notify the holders of Exchangeable Shares as to whether or not CallCo has exercised the Liquidation Call Right forthwith after the expiry of the period during which the same may be exercised by CallCo. If CallCo exercises the Liquidation Call Right, then on the Liquidation Date, CallCo will purchase and the holders will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Liquidation Call Purchase Price.
(c)	For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, CallCo shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of shares of Parent Common Stock deliverable by CallCo in payment of the total Liquidation Call Purchase Price and shall waive any rights to receive any dividends which represent the amount of the remaining portion, if any, of the total Liquidation Call Purchase Price, less any amounts withheld pursuant to Section 4.11 hereof. Provided that CallCo has complied with the immediately preceding sentence, on and after the Liquidation Date, the rights of each holder of Exchangeable Shares will be limited to receiving such holder’s proportionate part of the total Liquidation Call Purchase Price payable by CallCo (which, in the case of unpaid dividends, if any, shall be satisfied by the payment thereof by ExchangeCo on the payment date for such dividends) upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the shares of Parent Common Stock to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the by-laws of ExchangeCo and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of CallCo shall deliver to such holder, certificates representing the shares of Parent Common Stock to which the holder is entitled and on the applicable dividend payment date a cheque or cheques payable at par at any branch of the bankers of ExchangeCo in Canada in payment of the remaining portion, if any, of the total Liquidation Call Purchase Price less any amounts withheld pursuant to Section 4.11 hereof. If CallCo does not exercise the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the liquidation price otherwise payable by ExchangeCo in connection with the liquidation, dissolution or winding-up of ExchangeCo pursuant to Article 5 of the Exchangeable Share Provisions.
5.3 CallCo Redemption Call Right
(a)	CallCo shall have the overriding right (the “Redemption Call Right”), notwithstanding the proposed redemption of the Exchangeable Shares by ExchangeCo pursuant to Article 7 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder on payment by CallCo to the holder of an amount per share equal to (i) the Current Market Price (as defined in the Exchangeable Share Provisions) of a share of Parent Common Stock on the last Business Day prior to the Redemption Date, which shall be satisfied in full by causing to be delivered to such holder one share of Parent Common Stock plus (ii) the right to receive the full amount when paid of all unpaid dividends on such Exchangeable Share for which the record date has occurred prior to the Redemption Date (collectively, the “Redemption Call Purchase Price”). In the event of the exercise of the Redemption Call Right by CallCo, each holder shall be obligated to sell all the Exchangeable Shares held by the holder to CallCo on the Redemption Date on payment by CallCo to the holder of the Redemption Call Purchase Price for each such share.
(b)	To exercise the Redemption Call Right, CallCo must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and ExchangeCo of CallCo’s intention to exercise such right at least 60 days before the Redemption Date, except in the case of a redemption occurring as a result of an acquisition of Control of Parent (as defined in the Exchangeable Share Provisions) in which case CallCo shall notify the Transfer Agent and ExchangeCo on or before the Redemption Date. The Transfer Agent will notify the holders of the Exchangeable Shares as to whether or not CallCo has exercised the Redemption Call Right forthwith after the expiry of the period during which the same may be exercised by CallCo. If CallCo exercises the Redemption Call Right, on the Redemption Date CallCo will purchase and the holders will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Redemption Call Purchase Price.
(c)	For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, CallCo shall deposit with the Transfer Agent, on or before the Redemption Date, certificates representing the aggregate number of shares of Parent Common Stock deliverable by CallCo in payment of the total Redemption Call Purchase Price and shall waive any rights to receive any dividends which represent the amount of the remaining portion, if any, of the total Redemption Call Purchase Price less any amounts withheld pursuant to Section 4.11 hereof. Provided that CallCo has complied with the immediately preceding sentence, on and after the Redemption Date the rights of each holder of Exchangeable Shares will be limited to receiving such holder’s proportionate part of the total Redemption Call Purchase Price payable by CallCo (which in case of unpaid dividends, if any, shall be satisfied by the payment thereof by ExchangeCo on the payment date for such dividends) upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Redemption Date be considered and deemed for all purposes to be the holder of the shares of Parent Common Stock to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the by-laws of ExchangeCo and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of CallCo shall deliver to such holder, certificates representing the shares of Parent Common Stock to which the holder is entitled and on the applicable dividend payment date a cheque or cheques payable at par at any branch of the bankers of ExchangeCo in Canada in payment of the remaining portion, if any, of the total Redemption Call Purchase Price less any amounts withheld pursuant to Section 4.11 hereof. If CallCo does not exercise the Redemption Call Right in the manner described above, on the Redemption Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the redemption price otherwise payable by ExchangeCo in connection with the redemption of the Exchangeable Shares pursuant to Article 7 of the Exchangeable Share Provisions.
ARTICLE 6
AMENDMENTS
6.1 Amendments to Plan of Arrangement
(a)	ACI reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Bowater, (iii) filed with the Court and, if made following the ACI Meeting, approved by the Court and (iv) communicated to holders of ACI Common Shares, if and as required by the Court.
(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by ACI at any time prior to the ACI Meeting (provided that Bowater shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the ACI Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the ACI Meeting shall be effective only if (i) it is consented to by each of ACI and Bowater and (ii) if required by the Court, it is consented to by holders of the ACI Common Shares, voting in the manner directed by the Court.
(d)	Notwithstanding Section 6.1(a) hereof, any amendment, modification or supplement to this Plan of Arrangement may be made at any time and from time to time prior to the Effective Date unilaterally by written agreement of ACI and Bowater, provided that it concerns a matter which, in the reasonable opinion of ACI and Bowater, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of ACI Common Shares, ACI Stock Options and ACI Share-Based Award.
ARTICLE 7
FURTHER ASSURANCES
     Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement, within the meaning of section 192 of the CBCA and, in particular, that the share exchanges, within the meaning of section 192(l)(f) of the CBCA, shall become effective in accordance with section 192(8) of the CBCA, without any further act or formality, each of the parties to the Combination Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

EXHIBIT C

SUPPORT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the [  ] day of [          ], 1998.

BETWEEN:

BOWATER INCORPORATED,
a corporation subsisting under the laws
of the State of Delaware,

(hereinafter referred to as “Bowater”),

OF THE FIRST PART,

- and -

BOWATER CANADIAN HOLDINGS INCORPORATED,
a corporation subsisting under the laws
of the Province of Nova Scotia,

(hereinafter referred to as “Bowater Holdings”),

OF THE SECOND PART,

- and -

BOWATER CANADA INC.,
a corporation subsisting under the laws
of Canada,

(hereinafter referred to as “Bowater Canada”),

OF THE THIRD PART.

WHEREAS pursuant to an amended and restated arrangement agreement (the “Arrangement Agreement”) dated as of March 9, 1998 between Bowater and Avenor Inc. (“Avenor”), Bowater Canada is to issue exchangeable shares (the “Exchangeable Shares”) to certain holders of common shares of Avenor pursuant to the plan of arrangement (the “Arrangement”) contemplated by the Arrangement Agreement;

AND WHEREAS it is a condition precedent to the filing of the articles of Arrangement (the “Articles of Arrangement”) to give effect to the Arrangement that a support agreement substantially in the form of this agreement will have been entered into between the parties hereto.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto hereby covenant and agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1  Defined Terms.  Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the “Share Provisions”) attaching to the Exchangeable Shares as set out in the Articles of Arrangement, unless the context requires otherwise.

1.2  Interpretation Not Affected by Headings.  The division of this agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.3  Number, Gender.  Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4  Date for any Action.  If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day. For the purposes of this agreement, a “Business Day” means a day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Montréal, Québec or New York, New York.

ARTICLE 2

COVENANTS OF BOWATER, BOWATER HOLDINGS AND BOWATER CANADA

2.1  Funding of Bowater Canada.  So long as any Exchangeable Shares not owned by Bowater or its affiliates are outstanding, Bowater will:

(a) not declare or pay any dividend on Bowater Common Shares unless (i) Bowater Canada shall immediately thereafter declare or pay, as the case may be, an equivalent dividend (as provided for in the Share Provisions) on the Exchangeable Shares and (ii) Bowater Canada shall have sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable law, of any such dividend on the Exchangeable Shares;

(b) advise Bowater Canada sufficiently in advance of the declaration by Bowater of any dividend on Bowater Common Shares and take all such other actions as are reasonably necessary, in cooperation with Bowater Canada, to ensure that the respective declaration date, record date and payment date for a dividend on the Exchangeable Shares shall be the same as the declaration date, record date and payment date for the corresponding dividend on Bowater Common Shares;

(c) ensure that the record date for any dividend declared on Bowater Common Shares is not less than 10 Business Days after the declaration date of such dividend; and

(d) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Bowater Canada, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of Bowater Canada, a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Bowater Canada, as the case may be, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Bowater Canada to cause to be delivered Bowater Common Shares to the holders of Exchangeable Shares in accordance with the provisions of Article 5, 6 or 7, as the case may be, of the Share Provisions.

2.2  Deposit of Funds.  Bowater will cause Bowater Canada to deposit a sufficient amount of funds in an account of Bowater Canada as is necessary to enable Bowater Canada to pay dividends when due and to pay or otherwise satisfy its respective obligations under Article 5, 6 or 7 of the Share Provisions or Article 5 of the Plan of Arrangement, as applicable.

2.3  Reservation of Bowater Common Shares.  Bowater hereby represents, warrants and covenants in favour of Bowater Canada that it has reserved for issuance and will, at all times while any Exchangeable Shares (other than Exchangeable Shares held by Bowater or its affiliates) are outstanding, keep available, free from pre-emptive and other rights, out of its authorized and unissued capital stock such number of Bowater Common Shares (or other shares or securities into which Bowater Common Shares may be reclassified or changed as contemplated by section 2.7 hereof) (a) as is equal to the sum of (i) the number of Exchangeable Shares issued and outstanding from time to time and (ii) the number of Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (b) as are now and may hereafter be required to enable and permit Bowater to meet its obligations under the Voting and Exchange Trust Agreement and under any other security or commitment pursuant to which Bowater may now or hereafter be required to issue Bowater Common Shares and to enable and permit Bowater Holdings and Bowater Canada to meet their respective obligations hereunder and under the Share Provisions.

2.4  Notification of Certain Events.  In order to assist Bowater to comply with its obligations hereunder and to permit Bowater Holdings to exercise the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, Bowater Canada will notify Bowater and Bowater Holdings of each of the following events at the time set forth below:

(a) in the event of any determination by the Board of Directors of Bowater Canada to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Bowater Canada or to effect any other distribution of the assets of Bowater Canada among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

(b) promptly, upon the earlier of receipt by Bowater Canada of notice of and Bowater Canada otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Bowater Canada or to effect any other distribution of the assets of Bowater Canada among its shareholders for the purpose of winding up its affairs;

(c) immediately, upon receipt by Bowater Canada of a Retraction Request;

(d) except in the case of an acquisition of Control of Bowater, at least 75 days prior to any Redemption Date determined in accordance with the Share Provisions; and

(e) as soon as practicable upon the issuance by Bowater Canada of any Exchangeable Shares or rights to acquire Exchangeable Shares (other than the issuance of Exchangeable Shares upon (i) the acquisition of outstanding Avenor common shares pursuant to the Arrangement Agreement and (ii) upon conversion of the 7.50% convertible debentures of Avenor issued February 8, 1994).

2.5  Delivery of Common Shares to Bowater Canada.  In furtherance of its obligations under sections 2.1 (d) hereof, upon notice from Bowater Canada of any event that requires Bowater Canada to cause to be delivered Bowater Common Shares to any holder of Exchangeable Shares, Bowater shall forthwith issue and deliver to Bowater Canada the requisite number of Bowater Common Shares to be received by, and issued to or to the order of, the former holder of the surrendered Exchangeable Shares, as Bowater Canada shall direct. All such Bowater Common Shares shall be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance. In consideration of the issuance and delivery of each such Bowater Common Share, Bowater Canada shall issue to Bowater, or as Bowater shall direct, common shares of Bowater Canada having equivalent value.

2.6  Qualification of Bowater Common Shares.  If any Bowater Common Shares (or other shares or securities into which Bowater Common Shares may be reclassified or changed as contemplated by section 2.7 hereof) to be issued and delivered hereunder require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfilment of any other United States or Canadian legal requirement before such shares (or such other shares or securities) may be issued by Bowater and delivered by Bowater, Bowater Canada or Bowater Holdings, at the direction of Bowater Canada if applicable, to the holder of Exchangeable Shares or in order that such shares (or such other shares or securities) may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a “control person” for purposes of Canadian provincial securities law or an “affiliate” of Bowater for purposes of United States federal or state securities law), Bowater will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Bowater Common Shares (or such other shares or securities) to be and remain duly registered, qualified or approved under United States and/or Canadian law, as the case may be. Bowater will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Bowater Common Shares (or such other shares or securities) to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Bowater Common Shares (or such other shares or securities) have been listed by Bowater and remain listed and are quoted or posted for trading at such time.

2.7  Economic Equivalence.  (a) Bowater will not without prior approval of Bowater Canada and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of the Share Provisions:

(i) issue or distribute Bowater Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Bowater Common Shares) to the holders of all or substantially all of the then outstanding Bowater Common Shares by way of stock dividend or other distribution, other than an issue of Bowater Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Bowater Common Shares) to holders of Bowater Common Shares who exercise an option to receive dividends in Bowater Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Bowater Common Shares) in lieu of receiving cash dividends; or

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Bowater Common Shares entitling them to subscribe for or to purchase Bowater Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Bowater Common Shares); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Bowater Common Shares (A) shares or securities of Bowater of any class other than Bowater Common Shares (other than shares convertible into or exchangeable for or carrying rights to acquire Bowater Common Shares), (B) rights, options or warrants other than those referred to in section 2.7(a) (ii) above, (C) evidences of indebtedness of Bowater or (D) assets of Bowater, unless the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Shares; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Bowater in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement.

(b) Bowater will not without the prior approval of Bowater Canada and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of the Share Provisions:

(i) subdivide, redivide or change the then outstanding Bowater Common Shares into a greater number of Bowater Common Shares; or

(ii) reduce, combine, consolidate or change the then outstanding Bowater Common Shares into a lesser number of Bowater Common Shares; or

(iii) reclassify or otherwise change Bowater Common Shares or effect an amalgamation, merger, reorganization or other transaction affecting Bowater Common Shares,

unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the Exchangeable Shares.

(c) Bowater will ensure that the record date for any event referred to in section 2.7 (a) or 2.7 (b) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 days after the date on which such event is declared or announced by Bowater (with contemporaneous notification thereof by Bowater to Bowater Canada and Bowater Holdings).

(d) The Board of Directors of Bowater Canada shall determine, in good faith and in its sole discretion (with the assistance of such reputable and qualified independent financial advisors and/or other experts as the Board of Directors of Bowater Canada may require), economic equivalence for the purposes of any event referred to in section 2.7(a) or 2.7 (b) above and each such determination shall be conclusive and binding on Bowater. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors of Bowater Canada to be relevant, be considered by the Board of Directors of Bowater Canada:

(i) in the case of any stock dividend or other distribution payable in Bowater Common Shares, the number of such shares issued in proportion to the number of Bowater Common Shares previously outstanding;

(ii) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase Bowater Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Bowater Common Shares), the relationship between the exercise price of each such right, option or warrant and the current market value (as determined by the Board of Directors of Bowater Canada in the manner above contemplated) of a Bowater Common Share;

(iii) in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of Bowater of any class other than Bowater Common Shares, any rights, options or warrants other than those referred to in section 2.7 (d) (ii) above, any evidences of indebtedness of Bowater or any assets of Bowater), the relationship between the fair market value (as determined by the Board of Directors of Bowater Canada in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Bowater Common Share and the current market value (as determined by the Board of Directors of Bowater Canada in the manner above contemplated) of a Bowater Common Share;

(iv) in the case of any subdivision, redivision or change of the then outstanding Bowater Common Shares into a greater number of Bowater Common Shares or the reduction, combination, consolidation or change of the then outstanding Bowater Common Shares into a lesser number of Bowater Common Shares or any amalgamation, merger, reorganization or other transaction affecting Bowater Common Shares, the effect thereof upon the then outstanding Bowater Common Shares; and

(v) in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of Bowater Common Shares as a result of differences between taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares).

For purposes of the foregoing determinations, the current market value of any security listed and traded or quoted on a securities exchange shall be the weighted average of the daily trading prices of such security during a period of not less than 20 consecutive trading days ending not more than five trading days before the date of determination on the principal securities exchange on which such securities are listed and traded or quoted; provided, however, that if in the opinion of the Board of Directors of Bowater Canada the public distribution or trading activity of such securities during such period does not create a market which reflects the fair market value of such securities, then the current market value thereof shall be determined by the Board of Directors of Bowater Canada, in good faith and in its sole discretion (with the assistance of such reputable and qualified independent financial advisors and/or other experts as the Board of Directors of Bowater Canada may require), and provided further that any such determination by the Board of Directors of Bowater Canada shall be conclusive and binding on Bowater.

(e) Bowater Canada agrees that, to the extent required, upon due notice from Bowater, it will use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate dividends are paid or other distributions are made by Bowater Canada, or subdivisions, redivisions or changes are made to the Exchangeable Shares, in order to implement the required economic equivalent with respect to the Bowater Common Shares and Exchangeable Shares as provided for in this section 2.7.

2.8  Tender Offers.  In the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Bowater Common Shares (an “Offer”) is proposed by Bowater or is proposed to Bowater or its shareholders and is recommended by the Board of Directors of Bowater, or is otherwise effected or to be effected with the consent or approval of the Board of Directors of Bowater, Bowater will use its reasonable efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Offer to the same extent and on an economically equivalent basis as the holders of Bowater Common Shares, without discrimination. Without limiting the generality of the foregoing, Bowater will use its reasonable efforts expeditiously and in good faith to ensure that holders of Exchangeable Shares may participate in all such Offers without being required to retract Exchangeable Shares as against Bowater Canada (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Offer and only to the extent necessary to tender or deposit to the Offer). Nothing herein shall affect the rights of Bowater Canada to redeem or Bowater Holdings to purchase Exchangeable Shares, as applicable, in the event of an acquisition of Control of Bowater.

2.9  Ownership of Outstanding Shares.  Without the prior approval of Bowater Canada and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of the Share Provisions, Bowater covenants and agrees in favour of Bowater Canada that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Bowater or any of its Affiliates, Bowater will be and remain the direct or indirect beneficial owner of all issued and outstanding voting shares in the capital of Bowater Canada and Bowater Holdings.

2.10  Bowater and Affiliates Not to Vote Exchangeable Shares.  Each of Bowater and Bowater Holdings covenants and agrees that it will appoint and cause to be appointed proxyholders with respect to all Exchangeable Shares held by it and its Affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Each of Bowater and Bowater Holdings further covenants and agrees that it will not, and will cause its Affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Canada Business Corporations Act (or any successor or other corporate statute by which Bowater Canada may in the future be governed) with respect to any Exchangeable Shares held by it or by its Affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.11  Rule 10b-18 Purchases.  For certainty, nothing contained in this Agreement, including without limitation the obligations of Bowater contained in Section 2.8 hereof, shall limit the ability of Bowater, Bowater Holdings or Bowater Canada to make a “Rule 10b-18 Purchase” of Bowater Common Shares pursuant to Rule 10b-18 of the U.S. Securities Exchange Act of 1934, as amended, or any successor provisions thereof.

ARTICLE 3

GENERAL

3.1  Term.  This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any person or entity other than Bowater and any of its Affiliates.

3.2  Changes in Capital of Bowater and Bowater Canada.  At all times after the occurrence of any event contemplated pursuant to sections 2.7 and 2.8 hereof or otherwise, as a result of which either Bowater Common Shares or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Bowater Common Shares or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

3.3  Severability.  If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

3.4  Amendments, Modifications.  This agreement may not be amended or modified except by an agreement in writing executed by Bowater Canada, Bowater Holdings and Bowater and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 of the Share Provisions.

3.5  Ministerial Amendments.  Notwithstanding the provisions of section 3.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a) adding to the covenants of any or all parties provided that the board of directors of each of Bowater Canada, Bowater Holdings and Bowater shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(b) making such amendments or modifications not inconsistent with this agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the board of directors of each of Bowater Canada, Bowater Holdings and Bowater, it may be expedient to make, provided that each such board of directors shall be of the good faith opinion that such amendments or modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

(c) making such changes or corrections which, on the advice of counsel to Bowater Canada, Bowater Holdings and Bowater, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the boards of directors of each of Bowater Canada, Bowater Holdings and Bowater shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.

3.6  Meeting to Consider Amendments.  Bowater Canada, at the request of Bowater or Bowater Holdings, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval pursuant to section 3.4 hereof. Any such meeting or meetings shall be called and held in accordance with the by-laws of Bowater Canada, the Share Provisions and all applicable laws.

3.7  Amendments Only in Writing.  No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

3.8  Enurement.  This agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.

3.9  Notices to Parties.  All notices and other communications between the parties to this agreement shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for any such party as shall be specified in like notice):

(a) if to Bowater Canada:

Bowater Canada Inc.
55 East Camperdown Way
P.O. Box 1028
Greenville, South Carolina 29602

Attention: Secretary
Fax: (864) 282-9573

with a copy to:

Fraser & Beatty
1 First Canadian Place
Suite 4100, P.O. Box 100
Toronto, Ontario
M5X 1B2

Attention: Jamie Plant
Fax: (416) 863-4592

(b) if to Bowater Holdings:

Bowater Canadian Holdings Incorporated
55 East Camperdown Way
P.O. Box 1028
Greenville, South Carolina 29602

Attention: Secretary
Fax: (864) 282-9573

with a copy to:

Fraser & Beatty
1 First Canadian Place
Suite 4100, P.O. Box 100
Toronto, Ontario
M5X 1B2

Attention: Jamie Plant
Fax: (416) 863-4592

(c) if to Bowater:

Bowater Incorporated
55 East Camperdown Way
P.O. Box 1028
Greenville, South Carolina 29602

Attention: Secretary
Fax: (864) 282-9573

with a copy to:

Fraser & Beatty
1 First Canadian Place
Suite 4100, P.O. Box 100
Toronto, Ontario
M5X 1B2

Attention: Jamie Plant
Fax: (416) 863-4592

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

3.10  Counterparts.  This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

3.11  Jurisdiction.  This agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

3.12  Attornment.  Each of Bowater and Bowater Holdings agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgment of the said courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction and hereby appoints Bowater Canada at its registered office in the Province of Ontario as attorney for service of process.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be duly executed as of the date first above written.

BOWATER INCORPORATED

By:
Name:

Title:

BOWATER CANADIAN HOLDINGS INCORPORATED

By:
Name:

Title:

BOWATER CANADA INC.

By:
Name:

Title:

EXHIBIT D

VOTING AND EXCHANGE TRUST AGREEMENT

MEMORANDUM OF AGREEMENT made as of the [  ] day of [          ], 1998.

B E T W E E N:

BOWATER CANADA INC.,
a corporation subsisting under the
laws of Canada,

(hereinafter referred to as “Bowater Canada”),

OF THE FIRST PART,

- and -

BOWATER CANADIAN HOLDINGS INCORPORATED,
a corporation subsisting under the
laws of the Province of Nova Scotia,

(hereinafter referred to as “Bowater Holdings”),

OF THE SECOND PART,

- and -

BOWATER INCORPORATED,
a corporation subsisting under the
laws of the State of Delaware,

(hereinafter referred to as “Bowater”),

OF THE THIRD PART,

- and -

MONTREAL TRUST COMPANY OF CANADA,
a trust company incorporated under
the laws of Canada,

(hereinafter referred to as “Trustee”),

OF THE FOURTH PART.

WHEREAS pursuant to an amended and restated arrangement agreement (the “Arrangement Agreement”) dated as of March 9, 1998 between Bowater and Avenor Inc. (“Avenor”), Bowater Canada is to issue exchangeable shares (the “Exchangeable Shares”) to certain holders of common shares of Avenor pursuant to the plan of arrangement (the “Plan of Arrangement”) contemplated by the Arrangement Agreement;

AND WHEREAS it is a condition precedent to the filing of the articles of arrangement (the “Articles of Arrangement”) to give effect to the Arrangement that a voting and exchange trust agreement substantially in the form of this agreement will have been entered into between the parties hereto.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this trust agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto hereby covenant and agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1  Definitions.  In this trust agreement, the following terms shall have the following meanings:

“Affiliate” of any person means any other person directly or indirectly controlled by, or under control of, that person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control of”), as applied to any person, means the possession by another person, directly or indirectly, of the power to direct or cause the direction of the management and policies of that first mentioned person, whether through the ownership of voting securities, by contract or otherwise.

“Arrangement” means the arrangement involving Avenor and its shareholders contemplated by the Plan of Arrangement;

“Automatic Exchange Rights” means the benefit of the obligation of Bowater to effect the automatic exchange of Bowater Common Shares for Exchangeable Shares pursuant to section 5.12.

“Beneficiaries” means the registered holders from time to time of Exchangeable Shares, other than Bowater and its Affiliates.

“Beneficiary Votes” has the meaning ascribed thereto in section 4.2.

“Board of Directors” means the Board of Directors of Bowater Canada.

“Bowater Affiliates” means Affiliates of Bowater.

“Bowater Common Share” means one share of Bowater Common Stock, US$1.00 par value per share.

“Bowater Meeting” has the meaning ascribed thereto in section 4.2.

“Bowater Special Voting Share” means the one share of Special Voting Stock of Bowater, which entitles the holder of record to a number of votes at meetings of holders of Bowater Common Shares equal to the number of Exchangeable Shares outstanding from time to time (other than Exchangeable Shares held by Bowater and its Affiliates) as to which the Trustee has timely received voting instructions from Beneficiaries, which share is to be issued to, deposited with, and voted by, the Trustee as described herein.

“Bowater Successor” has the meaning ascribed hereto in section 11.1(a).

“Business Day” means a day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Montréal, Québec or New York, New York.

“Canadian Dollar Equivalent” means, in respect of an amount expressed in a currency other than Canadian dollars (the “Foreign Currency Amount”) at any date, the product obtained by multiplying (a) the Foreign Currency Amount by (b) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose.

“Current Market Price” means, in respect of a Bowater Common Share on any date, the Canadian Dollar Equivalent of the average of the closing prices of Bowater Common Shares during a period of 20 consecutive trading days ending not more than three trading days before such date on the New York Stock Exchange, or, if the Bowater Common Shares are not then quoted on the New York Stock

Exchange, on such other stock exchange or automated quotation system on which the Bowater Common Shares are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Bowater Common Shares during such period does not create a market which reflects the fair market value of a Bowater Common Share, then the Current Market Price of a Bowater Common Share shall be determined by the Board of Directors based upon the advice of such qualified independent financial advisors as the Board of Directors may deem to be appropriate, and provided further than any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.

“Exchange Right” has the meaning ascribed thereto in section 5.1.

“Exchangeable Shares” means the exchangeable shares in the capital of Bowater Canada.

“Insolvency Event” means the institution by Bowater Canada of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of Bowater Canada to the institution of bankruptcy, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors’ Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by Bowater Canada to contest in good faith any such proceedings commenced in respect of Bowater Canada within 30 days of becoming aware thereof, or the consent by Bowater Canada to the filing of any such petition or to the appointment of a receiver, or the making by Bowater Canada of a general assignment for the benefit of creditors, or the admission in writing by Bowater Canada of its inability to pay its debts generally as they become due, or Bowater Canada not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 6.6 of the Share Provisions.

“Liquidation Call Right” has the meaning ascribed thereto in the Plan of Arrangement.

“Liquidation Event” has the meaning ascribed thereto in section 5.12(b).

“Liquidation Event Effective Date” has the meaning ascribed thereto in section 5.12(c).

“List” has the meaning ascribed thereto in section 4.6.

“Officer’s Certificate” means, with respect to Bowater or Bowater Canada, as the case may be, a certificate signed by any one of the Chairman of the Board, the President or any Vice-President of Bowater or Bowater Canada, as the case may be.

“person” includes an individual, partnership, corporation, company, unincorporated syndicate or organization, trust, trustee, executor, administrator and other legal representative.

“Plan of Arrangement” means the plan of arrangement of Avenor Inc. providing for the Arrangement.

“Redemption Call Right” has the meaning ascribed thereto in the Plan of Arrangement.

“Retracted Shares” has the meaning ascribed thereto in section 5.7.

“Retraction Call Right” has the meaning ascribed thereto in the Share Provisions.

“Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares.

“Support Agreement” means that certain support agreement made as of even date herewith between Bowater Canada, Bowater Holdings and Bowater.

“Trust” means the trust created by this trust agreement.

“Trust Estate” means the Bowater Special Voting Share, any other securities, the Exchange Rights, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this trust agreement.

“Trustee” means Montreal Trust Company of Canada and, subject to the provisions of Article 10, includes any successor trustee.

“Voting Rights” means the voting rights attached to the Bowater Special Voting Share.

1.2  Interpretation Not Affected by Headings, Etc.  The division of this trust agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this trust agreement.

1.3  Number, Gender, Etc.  Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4  Date for any Action.  If any date on which any action is required to be taken under this trust agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

1.5  References.  References in this trust agreement to articles, sections or paragraphs refer to the articles, sections or paragraphs of this trust agreement unless otherwise stated.

ARTICLE 2

PURPOSE OF AGREEMENT

2.1  Establishment of Trust.  The purpose of this trust agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Bowater Special Voting Share in order to enable the Trustee to execute the Voting Rights and will hold the Exchange Right and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this trust agreement.

ARTICLE 3

BOWATER SPECIAL VOTING SHARE

3.1  Issue and Ownership of the Bowater Special Voting Share.  Bowater hereby issues to and deposits with the Trustee, the Bowater Special Voting Share to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this trust agreement. Bowater hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the Bowater Special Voting Share by Bowater to the Trustee. During the term of the Trust and subject to the terms and conditions of this trust agreement, the Trustee shall possess and be vested with full legal ownership of the Bowater Special Voting Share and shall be entitled to exercise all of the rights and powers of an owner with respect to the Bowater Special Voting Share provided that the Trustee shall:

(a) hold the Bowater Special Voting Share and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this trust agreement; and

(b) except as specifically authorized by this trust agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Bowater Special Voting Share and the Bowater Special Voting Share shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this trust agreement.

3.2  Legended Share Certificates.  Bowater Canada will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights in respect of the Exchangeable Shares of the Beneficiaries.

3.3  Safe Keeping of Certificate.  The certificate representing the Bowater Special Voting Share shall at all times be held in safe keeping by the Trustee.

ARTICLE 4

EXERCISE OF VOTING RIGHTS

4.1  Voting Rights.  The Trustee, as the holder of record of the Bowater Special Voting Share, shall be entitled to all of the Voting Rights, including the right to vote in person or by proxy the Bowater Special Voting Share on any matters, questions, proposals or propositions whatsoever that may properly come before the holders of Bowater Common Shares at a Bowater Meeting (as hereinafter defined). The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to section 7.15, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which the Bowater Meeting is held. To the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary would otherwise be entitled, the Trustee will not have Voting Rights with respect to such Beneficiary Votes.

4.2  Number of Votes.  With respect to all meetings of shareholders of Bowater at which holders of Bowater Common Shares are entitled to vote (each a “Bowater Meeting”), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise one of the votes comprised in the Voting Rights for each Exchangeable Share owned of record by such Beneficiary on the record date established by Bowater or by applicable law for such Bowater Meeting (the “Beneficiary Votes”), in respect of each matter, question, proposal or proposition to be voted on at such Bowater Meeting.

4.3  Mailings to Shareholders.  With respect to each Bowater Meeting, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as Bowater utilizes in communications to holders of Bowater Common Shares) to each of the Beneficiaries named in the List referred to in section 4.6, such mailing or communication to commence on the same day as the commencement of the initial mailing or notice (or other communication) with respect thereto is given by Bowater to its shareholders:

(a) a copy of such notice, together with any related materials to be provided to shareholders of Bowater;

(b) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Bowater Meeting or, pursuant to section 4.7, to attend such Bowater Meeting and to exercise personally the Beneficiary Votes thereat;

(c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

(i) a proxy to such Beneficiary or his designee to exercise personally the Beneficiary Votes; or

(ii) a proxy to a designated agent or other representative of the management of Bowater to exercise such Beneficiary Votes;

(d) a statement that if no such instructions are received from the Beneficiary, the Trustee will not have Voting Rights with respect to such Beneficiary Votes;

(e) a form of direction whereby the Beneficiary may direct and instruct the Trustee as contemplated herein; and

(f) a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Bowater Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and of the method and deadline for revoking or amending such instructions.

For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any Bowater Meeting, the number of Exchangeable Shares owned of record by the Beneficiary shall be determined at the close of business on the record date established by Bowater or by applicable law for purposes of determining shareholders entitled to vote at such Bowater Meeting. Bowater will notify the Trustee of any decision of the Board of Directors of Bowater with respect to the calling of any Bowater Meeting and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this section 4.3.

4.4  Copies of Shareholder Information.  Bowater will deliver to the Trustee copies of all proxy materials (including notices of Bowater Meetings but excluding proxies to vote Bowater Common Shares), information statements, reports (including without limitation, all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to holders of Bowater Common Shares in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to holders of Bowater Common Shares. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Bowater, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Bowater) received by the Trustee from Bowater contemporaneously with the sending of such materials to holders of Bowater Common Shares. The Trustee will also make available for inspection by any Beneficiary at the Trustee’s principal corporate trust office in the City of Toronto and in the City of Montréal all proxy materials, information statements, reports and other written communications that are:

(a) received by the Trustee as the registered holder of the Bowater Special Voting Share and made available by Bowater generally to the holders of Bowater Common Shares; or

(b) specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Bowater.

4.5  Other Materials.  Immediately after receipt by Bowater or shareholders of Bowater of any material sent or given by or on behalf of a third party to holders of Bowater Common Shares generally, including without limitation, dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Bowater shall use its reasonable best efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. Immediately upon receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Bowater, copies of all such materials received by the Trustee from Bowater. The Trustee will also make available for inspection by any Beneficiary at the Trustee’s principal corporate trust office in the City of Toronto and in the City of Montréal copies of all such materials.

4.6  List of Persons Entitled to Vote.  Bowater Canada shall, (a) prior to each annual, general and special Bowater Meeting and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a “List”) of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Bowater Meeting, at the close of business on the record date established by Bowater or pursuant to applicable law for determining the holders of Bowater Common Shares entitled to receive notice of and/or to vote at such Bowater Meeting. Each such List shall be delivered to the Trustee promptly after receipt by Bowater Canada of such request or the record date for such meeting. Bowater agrees to give Bowater Canada notice (with a copy to the Trustee) of the calling of any Bowater Meeting, together with the record date therefor, sufficiently prior to the date of the calling of such meeting so as to enable Bowater Canada to perform its obligations under this section 4.6.

4.7  Entitlement to Direct Votes.  Any Beneficiary named in a List prepared in connection with any Bowater Meeting will be entitled (a) to instruct the Trustee in the manner described in section 4.3 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled or (b) to attend such meeting and personally to exercise thereat, as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8  Voting by Trustee and Attendance of Trustee Representative at Meeting.  (a) In connection with each Bowater Meeting, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions);

provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by it for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to section 4.3.

(b) The Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Bowater Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee’s representative, and at the Beneficiary’s request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either (i) has not previously given the Trustee instructions pursuant to section 4.3 in respect of such meeting or (ii) submits to such representative written revocation of any such previous instructions. At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in favour of any matter, question, proposal or proposition, to exercise Voting Rights equal in number to the Beneficiary Votes to which such Beneficiary is entitled by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to exercise Voting Rights equal in number to the Beneficiary Votes to which such Beneficiary is entitled at such meeting by way of a show of hands in respect of any matter, question, proposal or proposition.

4.9  Distribution of Written Materials.  Any written materials distributed by the Trustee pursuant to this trust agreement shall be sent by mail (or otherwise communicated in the same manner as Bowater utilizes in communications to holders of Bowater Common Shares) to each Beneficiary at its address as shown on the books of Bowater Canada. Bowater Canada shall provide or cause to be provided to the Trustee for this purpose, on a timely basis and without charge or other expense:

(a) a current List; and

(b) upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this trust agreement.

4.10  Termination of Voting Rights.  All of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the exercise of or to exercise personally corresponding Voting Rights, shall be deemed to be surrendered by the Beneficiary to Bowater and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately upon the delivery by such holder to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Right or the occurrence of the automatic exchange of Exchangeable Shares for Bowater Common Shares, as specified in Article 5 (unless, in either case, Bowater shall not have delivered the requisite Bowater Common Shares issuable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the redemption of Exchangeable Shares pursuant to Article 6 or 7 of the Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of Bowater Canada pursuant to Article 5 of the Share Provisions, or upon the purchase of Exchangeable Shares from the holder thereof by Bowater Holdings pursuant to the exercise by Bowater Holdings of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right.

ARTICLE 5

EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

5.1  Grant and Ownership of the Exchange Right.  Bowater hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries the right (the “Exchange Right”), upon the occurrence and during the continuance of an Insolvency Event, to require Bowater to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by the Beneficiary and the Automatic Exchange Rights, all in accordance with the provisions of this trust agreement. Bowater hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right and the Automatic Exchange Rights by Bowater to the Trustee. During the term of the Trust and subject to the terms and conditions of this trust agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Right and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Right and the Automatic Exchange Rights, provided that the Trustee shall:

(a) hold the Exchange Right and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this trust agreement; and

(b) except as specifically authorized by this trust agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this trust agreement.

5.2  Legended Share Certificates.  Bowater Canada will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Right in respect of the Exchangeable Shares held by a Beneficiary; and

(b) the Automatic Exchange Rights.

5.3  General Exercise of Exchange Right.  The Exchange Right shall be and remain vested in and exercised by the Trustee. Subject to section 7.15, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.

5.4  Purchase Price.  The purchase price payable by Bowater for each Exchangeable Share to be purchased by Bowater under the Exchange Right shall be an amount per share equal to (a) the Current Market Price of a Bowater Common Share on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right, which shall be satisfied in full by Bowater causing to be sent to such holder one Bowater Common Share plus (b) the right to receive the full amount when paid of all unpaid dividends on each such Exchangeable Share for which the record date has occurred prior to the closing of the purchase and sale. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Bowater issuing and delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, one Bowater Common Share and on the applicable payment date a cheque for the balance, if any, of the purchase price without interest (but less any amounts withheld pursuant to section 5.13).

5.5  Exercise Instructions.  Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of Bowater Canada. To cause the exercise of the Exchange Right by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal corporate trust office in Toronto, Ontario or Montreal, Québec or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires Bowater to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Canada Business Corporations Act and the by-laws of Bowater Canada and such additional documents and instruments as the Trustee may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Share certificates, stating (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Right so as to require Bowater to purchase from the Beneficiary the number of Exchangeable Shares specified therein, (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by Bowater free and clear of all liens, claims and encumbrances, (iii) the names in which the certificates representing Bowater Common Shares issuable in connection with the exercise of the Exchange Right are to be issued and (iv) the names and addresses of the persons to whom such new certificates should be delivered and (b) payment (or evidence satisfactory to the Trustee, Bowater Canada and Bowater of payment) of the taxes (if any) payable as contemplated by section 5.8. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by Bowater under the Exchange Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of Bowater Canada.

5.6  Delivery of Bowater Common Shares: Effect of Exercise.  Promptly after receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires Bowater to purchase under the Exchange Right, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Right (and payment of taxes, if any, payable as contemplated by section 5.8 or evidence thereof), duly endorsed for transfer to Bowater, the Trustee shall notify Bowater and Bowater Canada of its receipt of the same, which notice to Bowater and Bowater Canada shall constitute exercise of the Exchange Right by the Trustee on behalf of the holder of such Exchangeable Shares, and Bowater shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary) the number of Bowater Common Shares issuable in connection with the exercise of the Exchange Right, and on the applicable payment date cheques for the balance, if any, of the total purchase price therefor without interest (but less any amounts withheld pursuant to section 5.13); provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Bowater Canada and Bowater of the payment of) the taxes (if any) payable as contemplated by section 5.8. Immediately upon the giving of notice by the Trustee to Bowater and Bowater Canada of the exercise of the Exchange Right, as provided in this section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to Bowater all of its right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his proportionate part of the total purchase price therefor, unless the requisite number of Bowater Common Shares is not allotted, issued and delivered by Bowater to the Trustee within five Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Bowater Common Shares are so allotted, issued and delivered by Bowater. Upon delivery by Bowater to the Trustee of such Bowater Common Shares, the Trustee shall deliver such Bowater Common Shares to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of Bowater Common Shares delivered to it pursuant to the Exchange Right.

5.7  Exercise of Exchange Right Subsequent to Retraction.  In the event that a Beneficiary has exercised its right under Article 6 of the Share Provisions to require Bowater Canada to redeem any or all of the Exchangeable Shares held by the Beneficiary (the “Retracted Shares”) and is notified by Bowater Canada pursuant to Section 6.6 of the Share Provisions that Bowater Canada will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that Bowater Holdings shall not have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to Bowater Canada pursuant to Section 6.1 of the Share Provisions, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Shares that Bowater Canada is unable to redeem. In any such event, Bowater Canada hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to Bowater Canada or to the transfer agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to Section 6.1 of the Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Right with respect to the Retracted Shares that Bowater Canada is not permitted to redeem and will require Bowater to purchase such shares in accordance with the provisions of this Article 5.

5.8  Stamp or Other Transfer Taxes.  Upon any sale of Exchangeable Shares to Bowater pursuant to the Exchange Right or the Automatic Exchange Rights, the share certificate or certificates representing Bowater Common Shares to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of such Beneficiary or in such names as such Beneficiary may otherwise direct in writing without charge to the Beneficiary; provided, however, that such Beneficiary (a) shall pay (and none of Bowater, Bowater Holdings, Bowater Canada or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary or (b) shall have evidenced to the satisfaction of the Trustee, Bowater, Bowater Holdings and Bowater Canada that such taxes, if any, have been paid.

5.9  Notice of Insolvency Event.  As soon as practicable following the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, Bowater Canada and Bowater shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from Bowater Canada and Bowater of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of Bowater, a notice of such Insolvency Event, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Right.

5.10  Qualification of Bowater Common Shares.  Bowater covenants that if any Bowater Common Shares to be issued and delivered pursuant to the Exchange Right or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfilment of any other Canadian or United States legal requirement before such shares may be issued and delivered by Bowater to the initial holder thereof or in order that such shares may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a “control person” of Bowater for purposes of Canadian federal or provincial securities law or an “affiliate” of Bowater for purposes of United States federal or state securities law), Bowater will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Bowater Common Shares to be and remain duly registered, qualified or approved. Bowater will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Bowater Common Shares to be delivered pursuant to the Exchange Right or the Automatic Exchange Rights to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Bowater Common Shares have been listed by Bowater and remain listed and are quoted or posted for trading at such time.

5.11  Bowater Common Shares.  Bowater hereby represents, warrants and covenants that the Bowater Common Shares issuable as described herein will be duly authorized and validly issued as fully paid and non assessable and shall be free and clear of any lien, claim or encumbrance.

5.12  Automatic Exchange on Liquidation of Bowater  (a) Bowater will give the Trustee notice of each of the following events at the time set forth below:

(i) in the event of any determination by the Board of Directors of Bowater to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Bowater or to effect any other distribution of assets of Bowater among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) as soon as practicable following the earlier of (A) receipt by Bowater of notice of, and (B) Bowater otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Bowater or to effect any other distribution of assets of Bowater among its shareholders for the purpose of winding up its affairs, in each case where Bowater has failed to contest in good faith any such proceeding commenced in respect of Bowater within 30 days of becoming aware thereof.

(b) As soon as practicable following receipt by the Trustee from Bowater of notice of any event (a “Liquidation Event”) contemplated by section 5.12(a)(i) or 5.12(a)(ii) above, the Trustee will give notice thereof to the Beneficiaries. Such notice shall include a brief description of the automatic exchange of Exchangeable Shares for Bowater Common Shares provided for in section 5.12(c).

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Bowater Common Shares in the distribution of assets of Bowater in connection with a Liquidation Event, on the fifth Business Day prior to the effective date (the “Liquidation Event Effective Date”) of a Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for Bowater Common Shares. To effect such automatic exchange, Bowater shall purchase on the fifth Business Day prior to the Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share equal to (a) the Current Market Price of a Bowater Common Share on the fifth Business Day prior to the Liquidation Event Effective Date, which shall be satisfied in full by Bowater issuing to the Beneficiary one Bowater Common Share, and (b) the right to receive the full amount when paid of all unpaid dividends thereon for which the record date has occurred prior to the date of the exchange.

(d) On the fifth Business Day prior to the Liquidation Event Effective Date, the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Bowater Common Shares shall be deemed to have occurred, and each Beneficiary shall be deemed to have transferred to Bowater all of the Beneficiary’s right, title and interest in and to such Beneficiary’s Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and Bowater shall issue to the Beneficiary the Bowater Common Shares issuable upon the automatic exchange of Exchangeable Shares for Bowater Common Shares and on the applicable payment date shall deliver to the Trustee for delivery to the Beneficiary a cheque for the balance, if any, of the total purchase price for such Exchangeable Shares without interest but less any amounts withheld pursuant to section 5.13. Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Bowater Common Shares issued pursuant to the automatic exchange of Exchangeable Shares for Bowater Common Shares and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with Bowater pursuant to such automatic exchange shall thereafter be deemed to represent Bowater Common Shares issued to the Beneficiary by Bowater pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Bowater Common Shares, duly endorsed in blank and accompanied by such instruments of transfer as Bowater may reasonably require, Bowater shall deliver or cause to be delivered to the Beneficiary certificates representing Bowater Common Shares of which the Beneficiary is the holder.

5.13  Withholding Rights.  Bowater, Bowater Holdings, Bowater Canada and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this trust agreement to any holder of Exchangeable Shares such amounts as Bowater, Bowater Holdings, Bowater Canada or the Trustee is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case as amended or succeeded. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion, if any, of the consideration otherwise payable to the holder, Bowater, Bowater Holdings and Bowater Canada and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Bowater, Bowater Holdings, Bowater Canada or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Bowater, Bowater Holdings, Bowater Canada or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

ARTICLE 6

RESTRICTIONS ON ISSUE OF BOWATER SPECIAL VOTING STOCK

6.1  Issue of Additional Shares.  During the term of this trust agreement, Bowater will not, without the consent of the holders at the relevant time of Exchangeable Shares, given in accordance with Section 10.2 of the Share Provisions, issue any shares of its Special Voting Stock in addition to the Bowater Special Voting Share.

ARTICLE 7

CONCERNING THE TRUSTEE

7.1  Powers and Duties of the Trustee.  The rights, powers, duties and authorities of the Trustee under this trust agreement, in its capacity as Trustee of the Trust, shall include:

(a) receipt and deposit of the Bowater Special Voting Share from Bowater as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this trust agreement;

(b) granting proxies and distributing materials to Beneficiaries as provided in this trust agreement;

(c) exercising the Voting Rights in accordance with the provisions of this trust agreement;

(d) receiving the grant of the Exchange Right and the Automatic Exchange Rights from Bowater as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this trust agreement;

(e) exercising the Exchange Right and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this trust agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Bowater Common Shares and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Right or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this trust agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Bowater, Bowater Holdings and Bowater Canada under this trust agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this trust agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this trust agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

7.2  No Conflict of Interest.  The Trustee represents to Bowater, Bowater Holdings and Bowater Canada that at the date of execution and delivery of this trust agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 10. If, notwithstanding the foregoing provisions of this section 7.2, the Trustee has such a material conflict of interest, the validity and enforceability of this trust agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this section 7.2, any interested party may apply to the Ontario Court of Justice (General Division) for an order that the Trustee be replaced as Trustee hereunder.

7.3  Dealings with Transfer Agents, Registrars, Etc.  Bowater, Bowater Holdings and Bowater Canada irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Bowater Common Shares; and

(b) requisition, from time to time, (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this trust agreement and (ii) from the transfer agent of Bowater Common Shares, and any subsequent transfer agent of such shares, the share certificates issuable upon the exercise from time to time of the Exchange Right and pursuant to the Automatic Exchange Rights.

Bowater, Bowater Holdings and Bowater Canada irrevocably authorize their respective registrars and transfer agents to comply with all such requests. Bowater covenants that it will supply its transfer agent with duly executed share certificates for the purpose of completing the exercise from time to time of the Exchange Right and the Automatic Exchange Rights.

7.4  Books and Records.  The Trustee shall keep available for inspection by Bowater, Bowater Holdings and Bowater Canada, at the Trustee’s principal corporate trust office in Toronto, Ontario and Montréal, Québec, correct and complete books and records of account relating to the Trust created by this trust agreement, including without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Exchange Right and the Automatic Exchange Rights. On or before March 31, 1999, and on or before March 31 in every year thereafter, so long as the Bowater Special Voting Share is on deposit with the Trustee, the Trustee shall transmit to Bowater, Bowater Holdings and Bowater Canada a brief report, dated as of the preceding December 31, with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Right, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance by Bowater of Bowater Common Shares in connection with the Exchange Right, during the calendar year ended on such date; and

(c) any action taken by the Trustee in the performance of its duties under this trust agreement which it had not previously reported and which, in the Trustee’s opinion, materially affects the Trust Estate.

7.5  Income Tax Returns and Reports.  The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate United States and Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded.

7.6  Indemnification Prior to Certain Actions by Trustee.  The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this trust agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Bowater Special Voting Share pursuant to Article 4, subject to section 7.15, and with respect to the Exchange Right pursuant to Article 5, subject to section 7.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this trust agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

7.7  Action of Beneficiaries.  No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this trust agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the security or indemnity referred to in section 7.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

7.8  Reliance Upon Declarations.  The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of section 7.9, if applicable, and with any other applicable provisions of this trust agreement.

7.9  Evidence and Authority to Trustee.  Bowater, Bowater Holdings and/or Bowater Canada shall furnish to the Trustee evidence of compliance with the conditions provided for in this trust agreement relating to any action or step required or permitted to be taken by Bowater, Bowater Holdings and/or Bowater Canada or the Trustee under this trust agreement or as a result of any obligation imposed under this trust agreement, including, without limitation, in respect of the Voting Rights or the Exchange Right or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Bowater, Bowater Holdings and/or Bowater Canada promptly if and when:

(a) such evidence is required by any other section of this trust agreement to be furnished to the Trustee in accordance with the terms of this section 7.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this trust agreement, gives Bowater, Bowater Holdings and/or Bowater Canada written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer’s Certificate of Bowater, Bowater Holdings and/or Bowater Canada or a statutory declaration or a certificate made by persons entitled to sign an Officer’s Certificate stating that any such condition has been complied with in accordance with the terms of this trust agreement.

Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Right or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Bowater, Bowater Holdings and/or Bowater Canada, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of Bowater, Bowater Holdings and/or Bowater Canada it shall be in the form of an Officer’s Certificate or a statutory declaration.

Each statutory declaration, certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this trust agreement shall include a statement by the person giving the evidence:

(a) declaring that he has read and understands the provisions of this trust agreement relating to the condition in question;

(b) describing the nature and scope of the examination or investigation upon which he based the statutory declaration, certificate, statement or opinion; and

(c) declaring that he has made such examination or investigation as he believes is necessary to enable him to make the statements or give the opinions contained or expressed therein.

7.10  Experts, Advisers and Agents.  The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Bowater, Bowater Holdings and/or Bowater Canada or otherwise, and may employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

7.11  Investment of Moneys Held by Trustee.  Unless otherwise provided in this trust agreement, any moneys held by or on behalf of the Trustee which under the terms of this trust agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of Ontario and the Province of Québec, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of Bowater Canada. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada or, with the consent of Bowater Canada, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

7.12  Trustee Not Required to Give Security.  The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this trust agreement or otherwise in respect of the premises.

7.13  Trustee Not Bound to Act on Request.  Except as in this trust agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Bowater, Bowater Holdings and/or Bowater Canada or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

7.14  Authority to Carry on Business.  The Trustee represents to Bowater, Bowater Holdings and Bowater Canada that at the date of execution and delivery by it of this trust agreement it is authorized to carry on the business of a trust company in the Provinces of Ontario and Québec but if, notwithstanding the provisions of this section 7.14, it ceases to be so authorized to carry on business, the validity and enforceability of this trust agreement and the Voting Rights, the Exchange Right and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in the Province of

Ontario or the Province of Québec, either become so authorized or resign in the manner and with the effect specified in Article 10.

7.15  Conflicting Claims.  If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b) all differences with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

7.16  Acceptance of Trust.  The Trustee hereby accepts the Trust created and provided for by and in this trust agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

ARTICLE 8

COMPENSATION

8.1  Fees and Expenses of the Trustee.  Bowater, Bowater Holdings and Bowater Canada jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this trust agreement and will reimburse the Trustee for all reasonable expenses (including taxes other than taxes based on the net income of the Trustee) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this trust agreement; provided that Bowater, Bowater Holdings and Bowater Canada shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with negligence, recklessness or wilful misconduct.

ARTICLE 9

INDEMNIFICATION AND LIMITATION OF LIABILITY

9.1  Indemnification of the Trustee.  Bowater, Bowater Holdings and Bowater Canada jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers and agents appointed and acting in accordance with this trust agreement (collectively, the “Indemnified Parties”) against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee’s legal counsel) which, without fraud, negligence, recklessness, wilful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason of or as a result of the Trustee’s acceptance or administration of the Trust, its compliance with its duties set forth in this trust agreement, or any written or oral instruction delivered to the Trustee by Bowater, Bowater Holdings or Bowater Canada pursuant hereto.

In no case shall Bowater, Bowater Holdings or Bowater Canada be liable under this indemnity for any claim against any of the Indemnified Parties unless Bowater, Bowater Holdings and Bowater Canada shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Subject to (ii) below, Bowater, Bowater Holdings and Bowater Canada shall be entitled to participate at their own expense in the defence and, if Bowater, Bowater Holdings and Bowater Canada so elect at any time after receipt of such notice, any of them may assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Bowater, Bowater Holdings or Bowater Canada; or (ii) the named parties to any such suit include both the Trustee and Bowater, Bowater Holdings or Bowater Canada and the Trustee shall have been advised by counsel acceptable to Bowater, Bowater Holdings or Bowater Canada that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to Bowater, Bowater Holdings or Bowater Canada and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Bowater, Bowater Holdings and Bowater Canada shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee).

9.2  Limitation of Liability.  The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this trust agreement, except to the extent that such loss is attributable to the fraud, negligence, recklessness, wilful misconduct or bad faith on the part of the Trustee.

ARTICLE 10

CHANGE OF TRUSTEE

10.1  Resignation.  The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Bowater, Bowater Holdings and Bowater Canada specifying the date on which it desires to resign, provided that such notice shall not be given less than one month before such desired resignation date unless Bowater, Bowater Holdings and Bowater Canada otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Bowater, Bowater Holdings and Bowater Canada shall promptly appoint a successor trustee by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee.

10.2  Removal.  The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on 30 days’ prior notice by written instrument executed by Bowater, Bowater Holdings and Bowater Canada, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

10.3  Successor Trustee.  Any successor trustee appointed as provided under this trust agreement shall execute, acknowledge and deliver to Bowater, Bowater Holdings and Bowater Canada and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this trust agreement, with the like effect as if originally named as trustee in this trust agreement. However, on the written request of Bowater, Bowater Holdings and Bowater Canada or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this trust agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Bowater, Bowater Holdings, Bowater Canada and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

10.4  Notice of Successor Trustee.  Upon acceptance of appointment by a successor trustee as provided herein, Bowater, Bowater Holdings and Bowater Canada shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If Bowater, Bowater Holdings or Bowater Canada shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Bowater, Bowater Holdings and Bowater Canada.

ARTICLE 11

BOWATER SUCCESSORS

11.1  Certain Requirements in Respect of Combination, Etc.  Bowater shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation resulting therefrom unless:

(a) such other person or continuing corporation is a corporation (herein called the “Bowater Successor”) incorporated under the laws of any state of the United States or the laws of Canada or any province thereof;

(b) Bowater Successor, by operation of law, becomes, without more, bound by the terms and provisions of this trust agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Bowater Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Bowater Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Bowater under this trust agreement; and

(c) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

11.2  Vesting of Powers in Successor.  Whenever the conditions of section 11.1 have been duly observed and performed, the Trustee and, if required by section 11.1, Bowater Successor, Bowater Holdings and Bowater Canada shall execute and deliver the supplemental trust agreement provided for in Article 12 and thereupon Bowater Successor shall possess and from time to time may exercise each and every right and power of Bowater under this trust agreement in the name of Bowater or otherwise and any act or proceeding by any provision of this trust agreement required to be done or performed by the Board of Directors of Bowater or any officers of Bowater may be done and performed with like force and effect by the directors or officers of such Bowater Successor.

11.3  Wholly-Owned Subsidiaries.  Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Bowater with or into Bowater or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Bowater provided that all of the assets of such subsidiary are transferred to Bowater or another wholly-owned direct or indirect subsidiary of Bowater and any such transactions are expressly permitted by this Article 11.

ARTICLE 12

AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

12.1  Amendments, Modifications, Etc.  This trust agreement may not be amended or modified except by an agreement in writing executed by Bowater, Bowater Holdings, Bowater Canada and the Trustee and approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions.

12.2  Ministerial Amendments.  Notwithstanding the provisions of section 12.1, the parties to this trust agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this trust agreement for the purposes of:

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the board of directors of each of Bowater Canada, Bowater Holdings and Bowater shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this trust agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the board of directors of each of Bowater, Bowater Holdings and Bowater Canada and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries, it may be expedient to make, provided that such boards of directors and the Trustee shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to Bowater, Bowater Holdings, Bowater Canada and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee and the board of directors of each of Bowater, Bowater Holdings and Bowater Canada shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

12.3  Meeting to Consider Amendments.  Bowater Canada, at the request of Bowater, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of Bowater Canada, the Share Provisions and all applicable laws.

12.4  Changes in Capital of Bowater and Bowater Canada.  At all times after the occurrence of any event contemplated pursuant to section 2.7 or 2.8 of the Support Agreement or otherwise, as a result of which either Bowater Common Shares or the Exchangeable Shares or both are in any way changed, this trust agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Bowater Common Shares or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

12.5  Execution of Supplemental Trust Agreements.  No amendment to or modification or waiver of any of the provisions of this trust agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time Bowater Canada (when authorized by a resolution of its board of directors), Bowater (when authorized by a resolution of its board of directors), Bowater Holdings (when authorized by a resolution of its board of directors) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Bowater Successors to Bowater and the covenants of and obligations assumed by each such Bowater Successor in accordance with the provisions of Article 11 and the successors or any successor trustee in accordance with the provisions of Article 10;

(b) making any additions to, deletions from or alterations of the provisions of this trust agreement or the Voting Rights, the Exchange Right or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Bowater, Bowater Holdings, Bowater Canada, the Trustee or this trust agreement; and

(c) for any other purposes not inconsistent with the provisions of this trust agreement, including without limitation, to make or evidence any amendment or modification to this agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 13

TERMINATION

13.1  Term.  The Trust created by this trust agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by a Beneficiary;

(b) each of Bowater, Bowater Holdings and Bowater Canada elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions; and

(c) 21 years after the death of the last survivor of the descendants of His Majesty King George VI of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

13.2  Survival of Agreement.  This trust agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Articles 8 and 9 shall survive any such termination of this trust agreement.

ARTICLE 14

GENERAL

14.1  Severability.  If any provision of this trust agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this trust agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

14.2  Enurement.  This trust agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Beneficiaries.

14.3  Notices to Parties.  All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

(a) if to Bowater Canada:

Bowater Canada Inc.
55 East Camperdown Way
P.O. Box 1028
Greenville, South Carolina 29602

Attention: Secretary
Fax: (864) 282-9573

with a copy to:

Fraser & Beatty
1 First Canadian Place
Suite 4100, P.O. Box 100
100 King Street West
Toronto, ON M5X 1B2

Attention: Jamie Plant
Fax: (416) 863-4592

(b) if to Bowater Holdings:

Bowater Canadian Holdings Incorporated
55 East Camperdown Way
P.O. Box 1028
Greenville, South Carolina 29602

Attention: Secretary
Fax: (864) 282-9573

with a copy to:

Fraser & Beatty
1 First Canadian Place
Suite 4100, P.O. Box 100
100 King Street West
Toronto, ON M5X 1B2

Attention: Jamie Plant
Fax: (416) 863-4592

(c) if to Bowater:

Bowater Incorporated
55 East Camperdown Way
P.O. Box 1028
Greenville, South Carolina 29602

Attention: Secretary
Fax: (864) 282-9573

with a copy to:

Fraser & Beatty
1 First Canadian Place
Suite 4100, P.O. Box 100
100 King Street West
Toronto, ON M5X 1B2

Attention: Jamie Plant
Fax: (416) 863-4592

(d) if to the Trustee:

Montreal Trust Company of Canada
6th Floor
1800 McGill College Avenue
Montréal, Québec
H3A 3K9

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

14.4  Notice of Beneficiaries.  Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of Bowater Canada from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

14.5  Counterparts.  This trust agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

14.6  Jurisdiction.  This trust agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

14.7  Attornment.  Each of the Trustee, Bowater and Bowater Holdings agrees that any action or proceeding arising out of or relating to this trust agreement may be instituted in the courts of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any final judgment of the said courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction and hereby appoints Bowater Canada at its registered office in the Province of Ontario as attorney for service of process.

IN WITNESS WHEREOF, the parties hereto have caused this trust agreement to be duly executed as of the date first above written.

BOWATER CANADA

By:
Name:

Title:

BOWATER CANADIAN HOLDINGS INCORPORATED

By:
Name:

Title:

BOWATER INCORPORATED

By:
Name:

Title:

MONTREAL TRUST COMPANY OF CANADA

By:
Name:

Title:

_ _C.S.
Name:

Title:

EXHIBIT E
FORM OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ABITIBIBOWATER INC.
     AbitibiBowater Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:
1. The name of the Corporation is AbitibiBowater Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State under the name of “Alpha-Bravo Holdings Inc.” on January 26, 2007. The Certificate of Incorporation of the Corporation was amended on January 29, 2007 to change the name of the Corporation to “AbitibiBowater Inc.” (as amended, the “Original Certificate of Incorporation”).
2. The amendments to the Original Certificate of Incorporation herein certified have been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”) and by the written consent of stockholders in accordance with Section 228 of the DGCL.
3. This Amended Restated Certificate of Incorporation amends and restates the Certificate of Incorporation of this Corporation, in accordance with the requirements of the DGCL, to read as herein set forth in full:
     FIRST: The name of the corporation is AbitibiBowater Inc.
     SECOND: The address of the Corporation’s registered office is 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801; and the name of its registered agent at such address is The Corporation Trust Company.
     THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.
     FOURTH: The total number of shares of stock which the Corporation is authorized to issue is One Hundred Ten Million (110,000,000), consisting of Ten Million (10,000,000) shares of Serial Preferred Stock, $1.00 par value, and One Hundred Million (100,000,000) shares of Common Stock, $1.00 par value.
     FIFTH: (A) Subject to applicable provisions of law and to the provisions of this Amended and Restated Certificate of Incorporation, authority is hereby expressly granted to and vested in the Corporation’s Board of Directors (the “Board”), to the extent permitted by and upon compliance with the provisions set forth in the law of the State of Delaware, to issue Serial Preferred Stock from time to time in one or more series, each series to have such powers, designations, preferences and rights, and the qualifications, limitations or restrictions thereof, as shall be determined and stated prior to the issuance of any shares of any such series in and by a resolution or resolutions of the Board authorizing the issuance of such series, including without limitation:
     (1) The number of shares to constitute such series and the distinctive designation thereof;
     (2) The dividend rate or rates to which the shares of such series shall be entitled and whether dividends shall be cumulative and, if so, the date or dates from which dividends shall accumulate, and the quarterly dates on which dividends, if declared, shall be payable;
     (3) Whether the shares of such series shall be redeemable, the limitations and restrictions in respect of such redemptions, the manner of selecting shares of such series for redemption if less than all shares are to be redeemed, and the amount per share, including the premium, if any, which the holders of shares of such series shall be entitled to receive upon the redemption thereof, which amount may vary at different redemption dates and may be different in respect of shares redeemed through the operation of any retirement or sinking fund and in respect of shares otherwise redeemed;
     (4) Whether the holders of shares of such series shall be entitled to receive, in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, an amount equal to the dividends accumulated and unpaid thereon, whether or not earned or declared, but without interest;
     (5) Whether the shares of such series shall be subject to the operation of a purchase, retirement or sinking fund and, if so, whether such fund shall be cumulative or non-cumulative, the extent to which and the manner in which, such fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporate purposes, and the terms and provisions in respect of the operation thereof;
     (6) Whether the shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or series of the same class, and if so convertible or exchangeable, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;
     (7) The voting powers, if any, of the shares of such series in addition to the voting powers provided by law; and

     (8) Any other powers, designations, preferences and rights, and qualifications, limitations or restrictions, not inconsistent with law or the provisions of this Amended and Restated Certificate of Incorporation.
     (B) All shares of any one series of Serial Preferred Stock shall be identical with each other in all respects, except that in respect of any series entitled to cumulative dividends, shares of such series issued at different times may differ as to the dates from which such dividends shall be cumulative.
     SIXTH: The number of directors on the Board shall be not less than nine nor more than fifteen, and the number shall be nine if at any time the By-Laws do not fix the number of directors. The Board shall be and is divided into three classes, Class I, Class II and Class III. No one class shall have more than one director more than any other class. If a fraction is contained in the quotient arrived at by dividing the authorized number of directors by three, then if such fraction is one-third, the extra director shall be a member of Class III, and if such fraction is two-thirds, one of the extra directors shall be a member of Class III and one of the extra directors shall be a member of Class II, unless otherwise provided for from time to time by resolution of the Board. Elections of directors need not be by written ballot except as and to the extent provided by the By-Laws of the Corporation.
     Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which such director was elected; provided, however, that each initial director in Class I shall serve for a term ending on the date of the annual meeting next following the date hereof; each initial director in Class II shall serve for a term ending on the date of the second annual meeting following the date hereof; and each initial director in Class III shall serve for a term ending on the date of the third annual meeting following the date hereof.
     In the event of any increase or decrease in the authorized number of directors, (i) each director then serving as such shall nevertheless continue as director of the class of which he is a member until the expiration of his current term, or his prior death, retirement or resignation, and (ii) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board among the three classes of directors so as to ensure that no one class has more than one director more than any other class. To the extent possible consistent with the foregoing rule, any newly created directorships shall be added to those classes whose terms of office are to expire at the latest dates following such allocation, and any newly eliminated directorships shall be subtracted from those classes whose terms of office are to expire at the earliest dates following such allocation, unless otherwise provided for from time to time by resolution of the Board. Notwithstanding any provisions to the contrary contained herein, each director shall serve until a successor is elected and qualified or until his death, resignation or removal.
     SEVENTH: A director may be removed only for cause, and only by the affirmative vote of the holders of seventy-five percent (75%) of shares entitled to vote at an election of directors. No reduction in the number of directors shall have the effect of removing any director prior to the expiration of his term.
     EIGHTH: Any vacancies in the Board occurring for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled only by the Board, acting by (i) a vote of at least a majority of the remaining directors then in office, though less than a quorum, if no Acquiring Stockholder (as defined herein) has become such in the twelve months immediately preceding the occurrence of such vacancy or the creation of such new directorship, or (ii) a vote of at least seventy-five percent (75%) of the Continuing Directors (as defined herein) then in office, though less than a quorum, if an Acquiring Stockholder has become such in the twelve months immediately preceding the occurrence of such vacancy or the creation of such new directorship. Each director so chosen shall hold office until the next election of directors of the class for which such director shall have been chosen, and until his successor is duly elected and shall qualify, or until his earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in the manner provided by statute.
     NINTH: (A) For the purpose of this Amended and Restated Certificate of Incorporation, the following definitions shall apply:
     (1) “Acquiring Stockholder” shall mean any Person (other than the Corporation or any Subsidiary) who or which is the beneficial owner, directly or indirectly, of more than five percent (5%) of the voting power of the outstanding Voting Stock.
     “Acquiring Stockholder” shall include any and all Affiliates and Associates of an Acquiring Stockholder, and any party with which an Acquiring Stockholder or its Affiliates or Associates have any understanding, agreement, or arrangement, directly or indirectly, for the purpose of acquiring, holding, voting or disposing of Voting Stock, and the shares of Voting Stock beneficially owned by an Acquiring Stockholder shall include any shares beneficially owned by any such Affiliate or Associate and any such party.
     “Acquiring Stockholder” shall also include the predecessors, successors or assigns of any Acquiring Stockholder or its Affiliates or Associates. For the purposes of determining whether a Person is an Acquiring Stockholder, the number of shares of Voting Stock deemed to be outstanding shall include shares deemed beneficially owned by an Acquiring Stockholder or its Affiliates or Associates but shall not include any other shares which may be issuable to any other Person pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.
     (2) “Affiliate” shall mean any Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with another Person.

     (3) “Associate” shall mean (i) any corporation or organization (other than the Corporation or any Subsidiary) of which a Person is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities, (ii) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and (iii) any relative or spouse of such Person, or any relative of such spouse, who has the same residence as such Person or who is a director or officer of the Corporation or any of its parents or Subsidiaries.
     (4) A Person shall be a “beneficial owner” of any Voting Stock (i) which such Person beneficially owns, directly or indirectly, or (ii) which such Person has the right to acquire (whether such right is exercisable immediately or only after the passage of time) upon the exercise of conversion rights, exchange rights, warrants or options or otherwise.
     (5) The term “Business Combination” shall mean any of the following transactions:
     (a) any merger or consolidation of the Corporation of any Subsidiary with any Acquiring Stockholder irrespective of which entity is the survivor; or
     (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), to or with any Acquiring Stockholder of any properties or assets of the Corporation or any Subsidiary, having an aggregate fair market or book value, whichever is greater, equal to twenty-five percent (25%) or more of the total assets reflected on a balance sheet of the Corporation as of a date no earlier than ninety (90) days prior to any such transaction; or
     (c) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), to or with the Corporation or a Subsidiary, of any properties or assets of an Acquiring Stockholder having an aggregate fair market or book value, whichever is greater, equal to twenty-five percent (25%) or more of the total assets reflected on a balance sheet of the Corporation as of a date no earlier than ninety (90) days prior to any such transaction; or
     (d) the issuance, transfer or delivery by the Corporation or a Subsidiary of stock or other securities of the Corporation or of any Subsidiary (in one transaction or a series of transactions) to or with any Acquiring Stockholder (except any issuance, transfer or delivery made to security holders of the Acquiring Stockholder generally);
          or

     (e) the issuance, transfer or delivery by an Acquiring Stockholder of stock or other securities of such Acquiring Stockholder (in one transaction or a series of transactions) to or with the Corporation or a Subsidiary (except in any issuance, transfer or delivery made to security holders of the Acquiring Stockholder generally); or
     (f) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of an Acquiring Stockholder; or
     (g) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not with or into or otherwise involving an Acquiring Stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which is directly or indirectly owned by any Acquiring Stockholder; or
     (h) any agreement, arrangement, contract or understanding which provides, in whole or in part, for any of the transactions described in this subsection (5).
     (6) “Continuing Director” means any member of the Board who is not an Affiliate or Associate of the Acquiring Stockholder and was a member of the Board prior to the time that the Acquiring Stockholder became an Acquiring Stockholder, and any other director who is not an Affiliate or Associate of the Acquiring Stockholder and is specifically approved by a vote of at least two-thirds of the Continuing Directors on the Board at the time of such director’s initial election to the Board.
     (7) “Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
     (8) “Person” means any corporation, partnership, association, trust, business entity, estate or individual; two or more Persons who act together for the purpose of acquiring, holding or disposing of securities of this Corporation shall be deemed to be one Person.
     (9) “Subsidiary” means any Person of which a majority of any class of equity security is beneficially owned, directly or indirectly, by the Corporation; provided, however, that for the purposes of the definition of Acquiring Stockholder, the term “Subsidiary” shall mean only a Person of which a majority of each class of equity security is owned, directly or indirectly, by the Corporation.

     (10) “Voting Stock” means the then outstanding shares of all classes of capital stock of the Corporation which are entitled to vote for the election of directors of the Corporation.
     (B) In addition to any affirmative vote required by law or this Amended and Restated Certificate of Incorporation, and except as provided in Section (C) below, any Business Combination shall require the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of the Voting Stock, voting together as a single class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required or that a lesser percentage may be specified by law or in any agreement with any national securities exchange or otherwise.
     (C) Notwithstanding the foregoing, Section (B) above shall not be applicable if any of the following conditions are satisfied with respect to any particular Business Combination.
     (1) The Business Combination shall have been approved in writing by a majority of the Continuing Directors.
     (2) The Business Combination shall have been approved by a duly adopted resolution of the Board prior to the acquisition by the Acquiring Stockholder of more than 5% of the voting power of the Voting Stock.
     (3) The Business Combination is solely between the Corporation and another Person of which 50% or more of the outstanding stock or other relevant equity interests entitled to vote in an election of directors is owned by the Corporation.
     (D) A majority of the Continuing Directors shall have the power and duty to determine, for purposes of this Article and on the basis of information known to them:
     (1) Whether the proposed Business Combination is within the scope of this Article; and
     (2) Whether a stockholder is an Acquiring Stockholder.
     Such determination, if made in good faith, shall be binding upon all parties.
     (E) Nothing contained in this Article shall be construed to relieve any Acquiring Stockholder from any fiduciary obligation imposed by law. Nothing herein shall be construed to impose any fiduciary duty, obligation or responsibility on the Board or any member thereof to approve any Business Combination or recommend its adoption or approval to the stockholders of the Corporation, nor limit, prohibit or otherwise restrict in any manner the Board or any member thereof with respect to evaluations of or actions and responses taken with respect to such Business Combination, other than as required by applicable law.

     (F) To the maximum extent permissible under Section 262 of the Delaware General Corporation Law, stockholders of the Corporation shall be entitled to the statutory appraisal rights provided therein, notwithstanding any exception otherwise provided therein, with respect to any Business Combination involving the Corporation and any Acquiring Stockholder or Affiliate of an Acquiring Stockholder which, pursuant to this Article, requires the affirmative vote of the holders of not less than seventy-five percent (75%) of the total voting power of all outstanding shares of Voting Stock of the Corporation.
     TENTH: In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized, subject, however, to other applicable provision in this Certificate of Incorporation, to designate by resolution or resolutions passed by a majority of the whole board, one or more committees, each committee to consist of two or more of the directors of the Corporation, which, to the extent provided in said resolution or resolutions or in the By-Laws of the Corporation, shall have and may exercise the powers of the Board in the management of the business and affairs of the Corporation, and may have power to authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in the By-Laws of the Corporation or as may be determined from time to time by resolution adopted by the Board. The foregoing notwithstanding, any delegation to a committee of the power of the Board to take such actions as would require a greater than majority vote or a specified vote of a specified class of the directors in order for the Board itself to adopt such actions must be made by such greater than majority vote or such specified vote of the specified class of directors.
     ELEVENTH:
     (A) In order to induce officers, directors, employees or agents of this Corporation to serve or continue to serve as its officers or directors, or to serve or to continue to serve at the request of this Corporation as director or officer of another corporation, in consideration of such service this Corporation shall indemnify and hold harmless each such person now or hereafter so serving from and against any and all claims and liabilities to which he may be or become subject to reason of his now hereafter being or having heretofore been a director or officer of this Corporation, or by reason of having served as a director or officer of another corporation or enterprise at the request of this Corporation, by reason of his alleged acts or omissions as director or officer as aforesaid, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with defending against any such claims or liabilities, to the full extent permitted in Section 145 of the General Corporation Law of the State of Delaware or any successor statute. The foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which such officer or director may be entitled, under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise.
     (B) To the full extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.
     (C) Any amendment, modification or repeal of this Article ELEVENTH shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.
     TWELFTH: No action shall be taken by the stockholders of the Corporation except at an annual or special meeting of stockholders.
     THIRTEENTH: (A) New By-Laws of the Corporation may be adopted or the By-Laws of the Corporation may be amended or repealed by a vote of either a majority of the directors of the Corporation or a majority of the voting power of the outstanding stock of the Corporation; provided, however, that any By-Laws concerning the election or removal of directors, the range of the number of directors, the exact number of directors within such range or the method of fixing either such range or the exact number of directors within such range, the classification of the Board, the filling of vacancies on the Board, the requirement that all stockholder action must be taken at an annual or special meeting, the calling of special meetings of the stockholders, or the method of adopting, amending or repealing of By-Laws may not be amended, adopted or repealed, nor shall any other By-Law be amended, adopted or repealed which will have the effect of modifying or permitting the circumvention of such By-Laws, unless such adoption, amendment or repeal is approved by the affirmative vote of seventy-five percent (75%) of the Continuing Directors (where such adoption, amendment or repeal may be effected by the Board) or by the affirmative vote of the holders of not less than seventy-five percent (75%) of the voting power of the outstanding stock of the Corporation. The foregoing notwithstanding, in case of any irreconcilable inconsistency between this Amended and Restated Certificate of Incorporation and the By-Laws of the Corporation, provisions in this Amended and Restated Certificate of Incorporation shall prevail.
     (B) The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereinafter prescribed by statute, and all rights conferred to stockholders herein are granted subject to this reservation. Notwithstanding the foregoing, the provisions set forth in Articles FOURTH, FIFTH, SIXTH, SEVENTH, EIGHTH, NINTH, the last sentence of Article TENTH, TWELFTH and this Article THIRTEENTH may not be repealed or amended in any respect, nor may any cumulative voting provisions be amended, adopted or repealed which would have the effect of modifying or permitting circumvention of such provisions, unless such repeal, amendment or adoption is approved by the affirmative vote of the holders of not less than seventy-five percent (75%) of the voting power of the outstanding stock of the Corporation.

     IN WITNESS WHEREOF, the undersigned has caused this Amended and Restated Certificate of Incorporation to be duly executed in its corporate name by its duly authorized officer.
     Dated:

ABITIBIBOWATER INC.
By:
Name:
Title:

By:
Name:
Title:

EXHIBIT F
FORM OF
AMENDED AND RESTATED
BY-LAWS
OF
ABITIBIBOWATER INC.
     These Amended and Restated By-Laws (the “By-Laws”) of AbitibiBowater Inc., a Delaware corporation (the “Corporation”), shall become effective upon the closing (the “Closing”) of the transactions contemplated by that certain Combination Agreement and Agreement and Plan of Merger, dated as of January 29, 2007 (as amended, the “Combination Agreement”), among the Corporation, Bowater Incorporated (“Bowater”), Abitibi-Bowater Merger Sub Inc., Bowater Canada Inc. and Abitibi-Consolidated Inc. (“Abitibi”).
ARTICLE I
Meetings of Stockholders
     Section 1.1. Annual Meetings. The annual meeting of the Corporation’s stockholders for the election of directors and for such other matters as may be properly brought before the stockholders’ meeting shall be held in each year on such date and at such time and place either within or without the State of Delaware as shall be determined by resolution of the Corporation’s Board of Directors (the “Board”).
     Any business properly brought before an annual meeting of stockholders may be transacted at that meeting. To be properly brought before an annual meeting, the business must be (i) specified in the written notice of the meeting (or any supplement thereto) given by or at the direction of the Board or otherwise brought before the meeting by or at the direction of the Board, or (ii) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given written notice of the proposed business, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation, such that the Secretary shall receive such notice at least one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting or not later than ten (10) days after notice or public disclosure of the date of the annual meeting shall be given or made to stockholders, whichever date shall be earlier. Subject to Section 1.11 of these By-Laws, any such notice shall set forth the following as to each item of business the stockholder shall propose to bring before the annual meeting:
     (a) a description of such item of business and the reasons for conducting it at such meeting and, in the event that such item of business shall include a proposal to amend either the Corporation’s Certificate of Incorporation or these By-Laws, the text of the proposed amendment;
     (b) the name and address of the stockholder proposing such item of business;
     (c) the class and number of shares held of record, held beneficially and represented by proxy by such stockholder as of the record date for the meeting (if such a date has been established) and as of the date of such notice and a representation that the stockholder intends to appear in person or by proxy at the meeting to propose such item of business; and
     (d) any material interest of the stockholder in such item of business.
     Only business that shall have been properly brought before an annual meeting of stockholders in accordance with these By-Laws shall be conducted at such meeting, and the officer or other person presiding over the meeting as provided in Section 1.5 of these By-Laws shall refuse to permit any business to be brought before such meeting that shall not have been properly brought before it in accordance with these By-Laws.
     Section 1.2. Special Meetings. Special meetings of the stockholders may be called only by the Board, the “Chairman” (as defined in Section 4.1), the “President and CEO” (as defined in Section 4.1), or a committee of the Board which has been duly designated by the Board and whose powers and authority, as provided in a resolution of the Board or in these By-Laws, include the power to call such meetings, and special meetings may not be called by any other person or persons. Each such call shall state the time, place and purpose of the meeting. The place of the meeting may be any place stated in the call, within or outside the State of Delaware.
     Section 1.3. Notice of Meetings. Notice of each annual or special meeting of the stockholders stating the place, day and hour thereof and the purposes for which the meeting is to be held shall be given in the manner specified by Section 7.3 by the Secretary (or by a person designated for the purpose either by the Secretary or by the person or persons calling the meeting or by the Board), not less than ten (10) or more than sixty (60) days prior to the meeting, except that where the matter to be acted on is a merger or consolidation of the Corporation, or a sale, lease or exchange of all or substantially all of its assets, such notice shall be given not less than twenty (20) days nor more than sixty (60) days prior to such meeting.
     Section 1.4. Action; Quorum. No action shall be taken by the stockholders of the Corporation except at an annual or special meeting of stockholders. At any meeting of the stockholders, unless otherwise provided by law or by the Corporation’s Certificate of Incorporation, the holders of shares of stock of the Corporation representing at least one-third of the voting power of the stock of the Corporation issued and outstanding and entitled to vote upon a question to be considered at the meeting, present in person or by proxy, shall be necessary to and shall constitute a quorum for the consideration of such question. If at any time the Corporation has outstanding shares of stock (“contingent vote shares”) the voting power of which is dependent upon the receipt by the record holder of such contingent vote shares of instructions from holders of securities of a subsidiary of the Corporation, then for purposes of determining the voting power of the stock of the Corporation issued and outstanding and entitled to vote upon a question to be considered at the meeting, the record holder of such contingent vote shares shall be deemed to have received instructions from each holder of such subsidiary securities entitled to provide such instructions, and for the purposes of determining the voting power of the shares of stock present in person or by proxy at such meeting, such contingent vote shares shall only have the voting power to which they would otherwise be entitled based on the instructions actually received by such record holder. If, however, a meeting of stockholders cannot be organized because a quorum has not attended, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting at which the adjournment is taken of the time and place of the adjourned meeting, until a quorum shall be present or represented. In case of a meeting for the election of directors, such meeting may be adjourned only from day to day or for such longer periods, not exceeding fifteen (15) days each, until such directors have been elected. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted had a quorum been present at the time originally fixed for the meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.
     Section 1.5. Organization. Meetings of stockholders shall be presided over by the Chairman, or in his or her absence by the President and CEO, or in his or her absence by a Vice President, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary of the Corporation shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.
     Section 1.6. Voting; Proxies. When a quorum is present at any meeting, all elections of directors shall be determined by plurality vote, and all other questions brought before such meeting shall be determined by the vote of stockholders present, in person or by proxy, entitled to cast at least a majority of the votes which all stockholders present are entitled to cast on the particular matter, unless the question is one upon which, by express provisions of these By-Laws, the laws of the State of Delaware or of the Corporation’s Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.
     Each stockholder having the right to vote shall at every meeting of the stockholders be entitled to vote in person or by proxy; and unless otherwise provided by statute or the Corporation’s Certificate of Incorporation, each stockholder of record shall be entitled to one vote for each outstanding share registered in its name on the books of the Corporation as of the record date for determining the stockholders entitled to notice of and to vote at such meeting.
     Each proxy shall be in writing, executed by the stockholder giving the proxy or by his attorney thereunto authorized, or by a facsimile or other electronic means, filed with the Secretary of the Corporation, but no proxy shall be voted after three (3) years from its date, unless the proxy expressly provides for a longer period. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until notice thereof has been given to the Secretary of the Corporation. A proxy shall not be revoked by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, written notice of such death or incapacity is given to the Secretary of the Corporation.
     Section 1.7. Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders of any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed, then (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) the record date for determining stockholders of record for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of, or to vote at, a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting in which case notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.
     Section 1.8. List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. The list of stockholders must also be open to examination at the meeting as required by applicable law. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list of stockholders or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.
     Section 1.9. Inspectors of Election. The Corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector so appointed or designated is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify the determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspector’s count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.
     Section 1.10. Conduct of Meetings. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.
     Section 1.11. Notification of Nominations. Subject to the rights of the holders of any class or series of stock having a preference over the Corporation’s common stock as to dividends or upon liquidation, nominations for the election of directors may be submitted to the Corporation’s “Nominating Committee” (as defined in Section 3.3) by the Board or by any stockholder entitled to vote for the election of directors. Any stockholder entitled to vote for the election of directors at a meeting may nominate persons for election as directors only if written notice of the intent of such stockholder to make such nomination shall be given, either by personal delivery or by United States mail, postage prepaid, to the appropriate member of the Nominating Committee not later than (i) with respect to an election to be held at an annual meeting of stockholders, one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting and (ii) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the seventh (7th) day following the date on which notice of such meeting shall first be given to stockholders. Each such notice shall set forth:
     (a) the name and address of the stockholder who shall intend to make the nomination and of the person or persons to be nominated;
     (b) the class and number of shares held of record, held beneficially and represented by proxy by such stockholder as of the record date of the meeting (if such a date has been established) and as of the date of such notice and a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;
     (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;
     (d) such other information regarding each nominee proposed by such stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by the Board; and
     (e) the consent in writing of each nominee to serve as a director of the Corporation if so elected.
     The Nominating Committee or the officer or other person presiding over the meeting as provided in Section 1.5 of these By-Laws shall refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.
ARTICLE II
Board of Directors
     Section 2.1. Election; Number; and Tenure. Following the Closing, the members of the Board shall be elected by ballot at the annual meeting of stockholders or at a special meeting for that purpose held in place thereof. No director need be a stockholder.
     Notwithstanding any other provision to the contrary contained herein, until the third annual meeting of stockholders following the Closing (“Third Annual Meeting”), unless otherwise determined by the affirmative vote of directors consisting of at least two-thirds (2/3) of the total number of directors (“Two-thirds Majority Vote”) or, if required by the Corporation’s Certificate of Incorporation, at least 75% of the Continuing Directors (as defined in the Corporation’s Certificate of Incorporation) (as applicable, a “Required Majority Vote”), the following terms shall apply with respect to the directors:

     (i) The total number of directors shall be fourteen (14), with twelve (12) independent directors plus the Chairman and the President and CEO
     (ii) Exactly fifty percent (50%) of the members of the Corporation’s Board shall consist of the Chairman and directors elected from among the “Abitibi Nominees” (as defined in Section 3.3) (all of the foregoing members of the Board, and any replacement for any such members appointed or nominated by an in accordance with these By-Laws, to be referred individually as an “Abitibi Director” and collectively as the “Abitibi Directors”); and exactly fifty percent (50%) of the members of the Corporation’s Board shall consist of the President and CEO and directors elected from among the “Bowater Nominees” (as defined in Section 3.3) (the foregoing members of the Board, and any replacement for any such members appointed or nominated in accordance with these By-Laws, to be referred to individually as a “Bowater Director” and collectively as the “Bowater Directors”).
     (iii) so long as the Chairman of the Board is not an independent director, one Abitibi Director selected by a majority of the Abitibi Directors, and one Bowater Director selected by a majority of the Bowater Directors, shall serve as co-lead directors (the “Co-Lead Directors”). The Co-Lead Directors shall chair any meeting of the independent directors in executive session.
     The Board shall be and is divided into three classes, Class I, Class II and Class III. No one class shall have more than one director more than any other class. If a fraction is contained in the quotient arrived at by dividing the authorized number of directors by three, then if such fraction is one-third, the extra director shall be a member of Class III, and if such fraction is two-thirds, one of the extra directors shall be a member of Class III and one of the extra directors shall be a member of Class II, unless otherwise provided for from time to time by resolution of the Board. The Abitibi Directors and Bowater Directors shall be apportioned among the three classes of directors such that (i) the class of directors standing for election at the first annual meeting of stockholders following the Closing contains two Abitibi Directors and two Bowater Directors, (ii) the class of directors standing for election at the second annual meeting following the Closing contains two Abitibi Directors and three Bowater Directors and (iii) the class standing for election at the third annual meeting following the Closing contains three Abitibi Directors and two Bowater Directors.
     Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which such director was elected; provided, however, that each initial director in Class I shall serve for a term ending on the date of the annual meeting next following the date hereof; each initial director in Class II shall serve for a term ending on the date of the second annual meeting following the date hereof; and each initial director in Class III shall serve for a term ending on the date of the third annual meeting following the date hereof.
     In the event of any increase or decrease in the authorized number of directors, (i) each director then serving as such shall nevertheless continue as director of the class of which he is a member until the expiration of his current term, or his prior death, retirement or resignation, and

(ii) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board among the three classes of directors so as to ensure that no one class has more than one director more than any other class. To the extent possible consistent with the foregoing rule, any newly created directorships shall be added to those classes whose terms of office are to expire at the latest dates following such allocation, and any newly eliminated directorships shall be subtracted from those classes whose terms of office are to expire at the earliest dates following such allocation, unless otherwise provided for from time to time by resolution of the Board. No reduction in the number of directors shall have the effect of removing any director prior to the expiration of his or her term. Notwithstanding any provisions to the contrary contained herein, each director shall serve until a successor is elected and qualified or until his death, resignation or removal.
     Section 2.2. Removal; Resignation; Vacancies. Subject to Section 4.4, a director may be removed only for cause, and only by the affirmative vote of the holders of seventy-five percent (75%) of shares entitled to vote at an election of directors. Any director may resign at any time upon notice to the Corporation.
     Any vacancies in the Board occurring for any reason and any newly created directorships resulting from any increase in the number of directors may be filled only in accordance with the procedures set forth in the Corporation’s Certificate of Incorporation. Each director so chosen shall hold office until the next election of directors of the class of which he or she is a member and until his or her successor is duly elected and shall qualify, or until his or her earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in the manner provided by statute. Notwithstanding the foregoing, until the Third Annual Meeting: (i) any vacancy created by the removal of an Abitibi Director shall be filled with a designee approved by the majority vote of the remaining Abitibi Directors; and (ii) any vacancy created by the removal of a Bowater Director shall be filled with a designee approved by majority vote of the remaining Bowater Directors. The Board shall take such actions as are necessary under the Corporation’s Certificate of Incorporation to fill such vacancy with the individuals so designated. The provisions of the preceding two sentences may be waived or amended by a Required Majority Vote.
     Section 2.3. Regular Meetings. Regular meetings of the Board may be held at such places within or without the State of Delaware and at such times as the Board may from time to time determine.
     Section 2.4. Special Meetings. Special meetings of the Board may be held at any time or place within or without the State of Delaware whenever called by any member of the Board, the Corporation’s President and CEO, any of its Vice Presidents or its Secretary. Notice of a special meeting of the Board shall be given by the person or persons calling the meeting at least twenty-four (24) hours before the special meeting.
     Section 2.5. Telephonic Meetings Permitted. Members of the Board or any committee thereof may participate in a meeting thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

     Section 2.6. Quorum; Vote Required for Action. A majority of the whole Board shall constitute a quorum for the transaction of business. A majority of the directors present, whether or not a quorum, may adjourn any meeting from time to time, and the meeting may be held as adjourned without further notice. When a quorum is present at any meeting, the vote of a majority of the directors in attendance thereat shall be the act of the Board, except where a vote of a larger number of the directors is required by law, by the Certificate of Incorporation or by these By-Laws. Notwithstanding any provision to the contrary contained herein, a change of the Corporation’s headquarters or headquarters functions must be approved by a Two-thirds Majority Vote.
     Section 2.7. Organization. Meetings of the Board shall be presided over by the Chairman, or in his or her absence by the President and CEO, or in his or her absence by a chairperson chosen at the meeting. The Corporation’s Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.
     Section 2.8. Action by Unanimous Consent of Directors. Unless otherwise restricted by law, by the Certificate of Incorporation or by these By-Laws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee in accordance with applicable law.
ARTICLE III
Committees
     Section 3.1. Committees. In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized, subject, however, to other applicable provision in the Corporation’s Certificate of Incorporation and these By-Laws, to designate by resolution or resolutions passed by a majority of the whole Board, one or more committees, each committee to consist of two or more of the directors of the Corporation, which, to the extent provided in said resolution or resolutions or in these By-Laws, and subject to these By-Laws, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, and may have power to authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in these By-Laws or, subject to these By-Laws, as may be determined from time to time by resolution adopted by the Board of Directors. The foregoing notwithstanding, any delegation to a committee of the power of the Board of Directors to take such actions as would require a greater than majority vote or a specified vote of a specified class of the directors in order for the Board itself to adopt such actions must be made by such greater than majority vote or such specified vote of the specified class of directors.

     Section 3.2. Procedures for Committees. Each committee shall keep regular minutes of its proceedings and all action by such committee shall be reported to the Board at its meeting next succeeding such action. Each committee shall fix its own rules of procedure, provided that such rules are consistent with these By-Laws, and shall meet where and as provided by such rules or by resolution of the Board. The presence of a majority of the then appointed number of each committee shall constitute a quorum and in every case in which a quorum is present an affirmative vote by a majority of the members of the committee present shall be the act of the committee.
     Section 3.3. Certain Committees of the Board. Notwithstanding any other provision to the contrary contained herein and prior to the Third Annual Meeting, unless determined by a Required Majority Vote, the Board shall have only four committees: Human Resources and Compensation; Nominating and Governance; Environmental Health and Safety; and Audit.
     From and after the Effective Time (as defined in the Combination Agreement) until the Third Annual Meeting, the Nominating and Governance Committee of the Board (“Nominating Committee”) will be composed of fifty percent (50%) independent Abitibi Directors and fifty percent (50%) independent Bowater Directors and chaired by an Abitibi Director. Until the Third Annual Meeting, (i) any director nominations submitted by the Nominating Committee to the Board with respect to the replacement or appointment of an Abitibi Director (each, an “Abitibi Nominee”) shall be approved by a majority of the Abitibi Directors then serving on the Nominating Committee; and (ii) any director nominations submitted by the Nominating Committee to the Board with respect to the replacement or appointment of a Bowater Director (each, a “Bowater Nominee) shall be approved by a majority of the Bowater Directors then serving on the Nominating Committee.
     From and after the Effective Time until the Third Annual Meeting, the Human Resources & Compensation Committee of the Board will be composed of fifty percent (50%) independent Abitibi Directors and fifty percent (50%) independent Bowater Directors and chaired by a Bowater Director.
     From and after the Effective Time until the Third Annual Meeting, the Environmental Health & Safety Committee will be composed of fifty percent (50%) Abitibi Directors and fifty percent (50%) Bowater Directors and chaired by an Abitibi Director.
     From and after the Effective Time until the Third Annual Meeting, the Audit Committee of the Board will be composed of fifty percent (50%) independent Abitibi Directors and fifty percent (50%) independent Bowater Directors and chaired by a Bowater Director.
     From and after the Effective Time until the Third Annual Meeting, any nominations for directors with respect to any Abitibi Director on any Committee shall be approved by a majority of the Abitibi Directors then serving on the Board of Directors and any nominations for directors with respect to any Bowater Director on any Committee shall be approved by a majority of the Bowater Director on any Committee shall be approved by a majority of the Bowater Directors then serving on the Board of Directors.
     Until the Third Annual Meeting, the provisions of this Section 3.3 may be amended only by a Required Majority Vote.

ARTICLE IV
Officers
     Section 4.1. Executive Officers; Election; Term of Office; Resignation; Removal; Vacancies. The executive officers of the Corporation shall include the following:
     (a) An Executive Chairman or Chairman of the Board, as the case may be pursuant to Section 4.4 (in either case, the “Chairman”), who shall also be a director;
     (b) A President and Chief Executive Officer (the “President and CEO”), who shall also be a director and shall report directly to the Chairman; and
     (c) A Secretary.
     The Board may, if it so determines, choose one or more Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers. Any number of offices may be held by the same person. Except as otherwise expressly set forth in Section 4.4: (i) each executive officer of the Corporation shall hold office until the first meeting of the Board after the annual meeting of stockholders next succeeding his or her election, and until his or her successor is elected and qualified or until his or her earlier resignation or removal; (ii) the Board may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation; and (iii) any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board at any regular or special meeting. Any officer may resign at any time upon written notice to the Corporation.
     Section 4.2. Powers and Duties of Executive Officers. Subject to Section 4.4 the officers of the Corporation shall have such powers and duties in the management of the Corporation as may be prescribed in a resolution by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.
     Section 4.3. Appointing Attorneys and Agents; Voting Securities of Other Entities. Unless otherwise provided by resolution adopted by the Board, the Chairman, the President and CEO or any Vice President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other Corporation or other entity, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other Corporation or other entity, or to consent in writing, in the name of the Corporation as such holder, to any action by such other Corporation or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consents, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he or she may deem necessary or proper. Any of the rights set forth in this Section 4.3 which may be delegated to an attorney or agent may also be exercised directly by Board, the Chairman, the President and CEO or any Vice President.
     Section 4.4 Initial Executive Chairman and Initial President and CEO. Notwithstanding any provision to the contrary contained herein, the following provisions shall apply with respect to certain of the Corporation’s officers:
     (i) From and after the Effective Time, John W. Weaver shall be appointed Executive Chairman (the “Initial Executive Chairman”) and shall be an Abitibi Director. The Initial Executive Chairman shall have responsibility for corporate functions and those functions will report directly to him. From and after the Effective Time, David J. Paterson shall be appointed President and CEO (the “Initial President and CEO”) and shall be a Bowater Director. The Initial President and CEO will have responsibility for operations and those functions will report directly to him. The Initial President and CEO will report to the Initial Executive Chairman. The Initial Executive Chairman and the Initial President and CEO shall have joint responsibility for (i) the realization of synergies in connection with the transactions contemplated by the Combination Agreement, (ii) corporate strategy and (iii) personnel and organizational matters.
     (ii) Until the Third Annual Meeting, the Initial Executive Chairman may be removed from his position only upon a Two-thirds Majority Vote.
     (iii) If the Initial Executive Chairman is no longer serving as the Corporation’s Executive Chairman for any reason prior to the Third Annual Meeting, a non-executive Chairman of the Board shall be designated to replace such Initial Executive Chairman. Such non-executive Chairman of the Board shall be elected by a majority of the remaining Abitibi Directors from among the remaining Abitibi Directors.
     (iv) Until the Third Annual Meeting, the Initial President and CEO may be removed from his position only upon a Two-thirds Majority Vote.
     (v) The provisions of this Section 4.4 may be amended only by a Required Majority Vote.

ARTICLE V
Stock
     Section 5.1. Certificates. Every holder of stock shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman or the President and CEO, and by the Treasurer or Secretary, certifying the number of shares owned by such holder in the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.
     Section 5.2. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.
ARTICLE VI
Indemnification
     Section 6.1. Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 6.3, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board.
     Section 6.2. Prepayment of Expenses. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VI or otherwise.
     Section 6.3. Claims. If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Article VI is not paid in full within thirty (30) days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.
     Section 6.4. Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article VI shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of the Corporation’s Certificate of Incorporation, these By-Laws, agreement, vote of stockholders or disinterested directors or otherwise.
     Section 6.5. Other Sources. The Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.
     Section 6.6. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.
     Section 6.7. Other Indemnification and Prepayment of Expenses. This Article VI shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.
ARTICLE VII
Miscellaneous
     Section 7.1. Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board.
     Section 7.2. Seal. The corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board.
     Section 7.3. Manner of Notice. Except as otherwise provided herein or permitted by applicable law, notices to directors and stockholders shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the Corporation. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to such person at this address as it appears on the records of the Corporation. Notice to directors may be given by facsimile, telephone or other means of electronic transmission.
     Section 7.4. Waiver of Notice of Meetings of Stockholders, Directors and Committees. Any waiver of notice, given by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.
     Section 7.5. Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time.
     Section 7.6. Locations of Offices and Personnel. Following the Effective Time: (i) the executive and operational headquarters of the Corporation shall be located in Montreal, Quebec, Canada (the “Montreal Office”) with a U.S. regional manufacturing and sales office located in Greenville, SC (“Southeast Office”), (ii) the customer service (CPP/International) office of the Corporation will be in Montreal, Quebec, Canada and the customer service (coated) office of the Corporation will remain in Catawaba, South Carolina and (iii) the Initial Executive Chairman, the Initial President and CEO and their respective direct reports will be based in the Montreal Office. The provisions of this Section 7.6 may only be amended by a Two-Thirds Majority Vote.

EXHIBIT G
The Articles of Amendment to be filed by ExchangeCo shall contemplate the following steps:
1.	the change of ExchangeCo’s name to AbitibiBowater Canada Inc.;

2.	the change of each issued and outstanding Exchangeable Share into 0.52 of a new Exchangeable Share; and

3.	the repeal of the current rights, privileges, restrictions and conditions attaching to the Exchangeable Shares as set out in Schedule 1 to ExchangeCo’s Articles of Amendment filed on July 23, 1998 and the replacement of such rights privileges, restrictions and conditions attaching to the Exchangeable Shares with those set out in Schedule 1 annexed hereto.

SCHEDULE 11
PROVISIONS ATTACHING TO THE
EXCHANGEABLE SHARES
The Exchangeable Shares shall have the following rights, privileges, restrictions and conditions:
ARTICLE 1
INTERPRETATION
1.1	For the purposes of these share provisions:
“AbitibiBowater” means AbitibiBowater Inc., a corporation existing under the laws of the State of Delaware, and any successor corporation thereto.
“AbitibiBowater Canada” means AbitibiBowater Canada Inc., a corporation incorporated under the Canada Business Corporations Act and a subsidiary of Bowater Canadian Holdings.
“AbitibiBowater Common Shares” mean the shares of common stock of AbitibiBowater, US$0.01 par value per share and any other securities into which such shares may be changed.
“AbitibiBowater Dividend Declaration Date” means the date on which the Board of Directors of AbitibiBowater declares any dividend on the AbitibiBowater Common Shares.
“Affiliate” of any person means any other person directly or indirectly controlling, controlled by, or under common control with, that person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any person, means the possession by another person, directly or indirectly, of the power to direct or cause the direction of the management and policies of that first mentioned person, whether through the ownership of voting securities, by contract or otherwise.
“Board of Directors” means the board of directors of AbitibiBowater Canada.
“Bowater” means Bowater Incorporated, a corporation existing under the laws of the State of Delaware and a subsidiary of AbitibiBowater.
“Bowater Canadian Holdings” means Bowater Canadian Holdings Incorporated, a company incorporated under the Companies Act (Nova Scotia) and a subsidiary of Bowater.
“Bowater Canadian Holdings Call Notice” has the meaning ascribed thereto in Section 6.3 of these share provisions.
“Business Day” means any day, other than a Saturday, a Sunday and a statutory holiday in Montréal, Québec or New York, New York.

[1]	To be revised by the parties in order to make appropriate changes to reflect capital reorganizations and similar matters.

“Canadian Dollar Equivalent” means in respect of an amount expressed in a foreign currency (the “Foreign Currency Amount”) at any date the product obtained by multiplying:
     (a) the Foreign Currency Amount by,
     (b) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose.
“Common Shares” means the common shares in the capital of AbitibiBowater Canada.
“Control of AbitibiBowater” means the ownership by one Person or a Person and its Affiliates of securities carrying a majority of the voting rights attaching to all outstanding securities of AbitibiBowater.
“Current Market Price” means, in respect of an AbitibiBowater Common Share on any date, the Canadian Dollar Equivalent of the average of the closing prices of AbitibiBowater Common Shares during a period of 20 consecutive trading days ending not more than three trading days before such date on the New York Stock Exchange, or, if the AbitibiBowater Common Shares are not then quoted on the New York Stock Exchange, on such other stock exchange or automated quotation system on which the AbitibiBowater Common Shares are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose, provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of AbitibiBowater Common Shares during such period does not create a market which reflects the fair market value of an AbitibiBowater Common Share, then the Current Market Price of an AbitibiBowater Common Share shall be determined by the Board of Directors based upon the advice of such qualified independent financial advisors as the Board of Directors may deem to be appropriate, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.
“Exchangeable Shares” means the non-voting exchangeable shares in the capital of AbitibiBowater Canada having the rights, privileges, restrictions and conditions set forth herein.
“Liquidation Amount” has the meaning ascribed thereto in Section 5.1 of these share provisions.
“Liquidation Call Right” has the meaning ascribed thereto in the Plan of Arrangement.
“Liquidation Date” has the meaning ascribed thereto in Section 5.1 of these share provisions.
“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status.
“Plan of Arrangement” means the plan of arrangement relating to the arrangement of Abitibi-Consolidated Inc. under Section 192 of the Canada Business Corporations Act, a copy of which is annexed hereto as Exhibit I.
“Preferred Shares” means the non-voting preferred shares in the capital of AbitibiBowater Canada.
“Purchase Price” has the meaning ascribed thereto in Section 6.3 of these share provisions.
“Redemption Call Right” has the meaning ascribed thereto in the Plan of Arrangement.

“Redemption Call Purchase Price” has the meaning ascribed thereto in the Plan of Arrangement.
“Redemption Date” means the date, if any, established by the Board of Directors for the redemption by AbitibiBowater Canada of Exchangeable Shares pursuant to Article 7 of these share provisions, which date shall be no earlier than June 30, 2018, unless:
     (a) there are fewer than 500,000 Exchangeable Shares outstanding (other than Exchangeable Shares held by AbitibiBowater and its Affiliates), as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issue or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares; or
     (b) a transaction is proposed that will result in Control of AbitibiBowater being acquired by any Person, in which case (in the event that the Board of Directors elects to redeem the Exchangeable Shares) the Redemption Date will be the date immediately prior to the date the acquisition of Control of AbitibiBowater occurs pursuant to such transaction.
“Redemption Price” has the meaning ascribed thereto in Section 7.1 of these share provisions.
“Retracted Shares” has the meaning ascribed thereto in Section 6.1 of these share provisions.
“Retraction Call Right” has the meaning ascribed thereto in Section 6.1 of these share provisions.
“Retraction Date” has the meaning ascribed thereto in Section 6.1(b) of these share provisions.
“Retraction Price” has the meaning ascribed thereto in Section 6.1 of these share provisions.
“Retraction Request” has the meaning ascribed thereto in Section 6.1 of these share provisions.
“Support Agreement” means the Amended and Restated Support Agreement to be entered into between AbitibiBowater , Bowater Canadian Holdings, Bowater and AbitibiBowater Canada.
“Transfer Agent” means Computershare Trust Company of Canada or such other person as may from time to time be appointed by AbitibiBowater Canada as the registrar and transfer agent for the Exchangeable Shares.
“Trustee” means Computershare Trust Company of Canada, the trustee under the Voting and Exchange Trust Agreement, a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement.
“Voting and Exchange Trust Agreement” means the Amended and Restated Voting and Exchange Trust Agreement to be entered into between AbitibiBowater, Bowater Canadian Holdings, Bowater, AbitibiBowater Canada and the Trustee.

ARTICLE 2
RANKING OF EXCHANGEABLE SHARES
2.1	The Exchangeable Shares shall be entitled to a preference over the Common Shares, the Preferred Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of AbitibiBowater Canada, whether voluntary or involuntary, or any other distribution of the assets of AbitibiBowater Canada among its shareholders for the purpose of winding up its affairs.
ARTICLE 3
DIVIDENDS
3.1	A holder of an Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable law, on each AbitibiBowater Dividend Declaration Date, declare a dividend on each Exchangeable Share:
     (a) in the case of a cash dividend declared on the AbitibiBowater Common Shares, in an amount in cash for each Exchangeable Share in U.S. dollars or the Canadian Dollar Equivalent thereof on the AbitibiBowater Dividend Declaration Date of the cash dividend declared on each AbitibiBowater Common Share;
     (b) in the case of a stock dividend declared on the AbitibiBowater Common Shares to be paid in AbitibiBowater Common Shares, in such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of AbitibiBowater Common Shares to be paid on each AbitibiBowater Common Share; or
     (c) in the case of a dividend declared on the AbitibiBowater Common Shares in property other than cash or AbitibiBowater Common Shares, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent to (to be determined by the Board of Directors as contemplated by Section 3.5 hereof) the type and amount of property declared as a dividend on each AbitibiBowater Common Share.
Such dividends shall be paid out of money, assets or property of AbitibiBowater Canada properly applicable to the payment of dividends, or out of authorized but unissued shares of AbitibiBowater Canada, as applicable.
3.2	Cheques of AbitibiBowater Canada payable at par at any branch of the bankers of AbitibiBowater Canada shall be issued in respect of any cash dividends contemplated by Section 3.1(a) hereof and the sending of such a cheque to each holder of an Exchangeable Share shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends contemplated by Section 3.1(b) hereof and the sending of such a certificate to each holder of an Exchangeable Share shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends contemplated by Section 3.1(c) hereof shall be issued, distributed or transferred by AbitibiBowater Canada in such manner as it shall determine and the issuance, distribution or transfer thereof by AbitibiBowater Canada to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against AbitibiBowater Canada any dividend that is represented by a cheque that has not been duly presented to AbitibiBowater Canada’s bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3	The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3.1 hereof shall be the same dates as the record date and payment date, respectively, for the corresponding dividend declared on the AbitibiBowater Common Shares.

3.4	If on any payment date for any dividends declared on the Exchangeable Shares under Section 3.1 hereof the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which AbitibiBowater Canada shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

3.5	The Board of Directors shall determine, in good faith and in its sole discretion (with the assistance of such reputable and qualified independent financial advisors and/or other experts as the Board of Directors may require), economic equivalence for the purposes of Section 3.1(c) hereof, and each such determination shall be conclusive and binding on AbitibiBowater Canada and its shareholders. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:
     (a) in the case of any stock dividend or other distribution payable in AbitibiBowater Common Shares, the number of such shares issued in proportion to the number of AbitibiBowater Common Shares previously outstanding;
     (b) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase AbitibiBowater Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire AbitibiBowater Common Shares), the relationship between the exercise price of each such right, option or warrant and the current market value (as determined by the Board of Directors in the manner above contemplated) of an AbitibiBowater Common Share;
     (c) in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of AbitibiBowater of any class other than AbitibiBowater Common Shares, any rights, options or warrants other than those referred to in Section 3.5(b) above, any evidence of indebtedness of AbitibiBowater or any assets of AbitibiBowater ), the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding AbitibiBowater Common Share and the current market value (as determined by the Board of Directors in the manner above contemplated) of an AbitibiBowater Common Share; and
     (d) in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of AbitibiBowater Common Shares as a result of differences between taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares).
For purposes of the foregoing determinations, the current market value of any security listed and traded or quoted on a securities exchange shall be the weighted average of the daily trading prices of such security during a period of not less than 20 consecutive trading days ending not more than five trading days before the date of determination on the principal securities exchange on which such securities are listed and traded or quoted; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of such securities during such period does not create a market which reflects the fair market value of such securities, then the current market value thereof shall be determined by the Board of Directors, in good faith and in its sole discretion (with the assistance of such reputable and qualified independent financial advisors and/or other experts as the board may require), and provided further that any such determination by the Board of Directors shall be conclusive and binding on AbitibiBowater Canada and its shareholders.
ARTICLE 4
CERTAIN RESTRICTIONS
4.1	So long as any of the Exchangeable Shares are outstanding, AbitibiBowater Canada shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 of these share provisions:
     (a) pay any dividends on the Common Shares, the Preferred Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;
     (b) redeem or purchase or make any capital distribution in respect of Common Shares, Preferred Shares or any other shares ranking junior to the Exchangeable Shares;
     (c) redeem or purchase any other shares of AbitibiBowater Canada ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or
     (d) issue any Exchangeable Shares or any other shares of AbitibiBowater Canada ranking equally with, or superior to, the Exchangeable Shares other than by way of stock dividends to the holders of such Exchangeable Shares.
The restrictions in Section 4.1(a), 4.1(b), 4.1(c) and 4.1(d) above shall not apply if all dividends on the outstanding Exchangeable Shares corresponding to dividends declared and paid to date on the AbitibiBowater Common Shares shall have been declared and paid in full on the Exchangeable Shares.
ARTICLE 5
DISTRIBUTION ON LIQUIDATION
5.1	In the event of the liquidation, dissolution or winding-up of AbitibiBowater Canada or any other distribution of the assets of AbitibiBowater Canada among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of AbitibiBowater Canada in respect of each Exchangeable Share held by such holder on the effective date (the “Liquidation Date”) of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of AbitibiBowater Canada among the holders of the Common Shares, the Preferred Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the “Liquidation Amount”) equal to:
     (a) the Current Market Price of an AbitibiBowater Common Share on the last Business Day prior to the Liquidation Date, which shall be satisfied in full by AbitibiBowater Canada causing to be delivered to such holder one AbitibiBowater Common Share; plus
     (b) the right to receive the full amount when paid of all unpaid dividends on each such Exchangeable Share for which the record date has occurred prior to the Liquidation Date.

5.2	On or promptly after the Liquidation Date, and subject to the exercise by Bowater Canadian Holdings of the Liquidation Call Right, AbitibiBowater Canada shall cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Canada Business Corporations Act and the by-laws of AbitibiBowater Canada and such additional documents and instruments as the Transfer Agent may reasonably require, at the registered office of AbitibiBowater Canada or at any office of the Transfer Agent as may be specified by AbitibiBowater Canada by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of AbitibiBowater Canada for the Exchangeable Shares or by holding for pick-up by the holder at the registered office of AbitibiBowater Canada or at any office of the Transfer Agent as may be specified by AbitibiBowater Canada by notice to the holders of Exchangeable Shares, on behalf of AbitibiBowater Canada of certificates representing AbitibiBowater Common Shares (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) and on the applicable dividend payment date a cheque of AbitibiBowater Canada payable at par at any branch of the bankers of AbitibiBowater Canada in respect of the full amount of any unpaid dividends comprising part of the total Liquidation Amount (in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom by AbitibiBowater Canada). On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided. AbitibiBowater Canada shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to receiving their proportionate part of the total Liquidation Amount (in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the AbitibiBowater Common Shares delivered to them or the custodian on their behalf.

5.3	After AbitibiBowater Canada has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 5.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of AbitibiBowater Canada.

ARTICLE 6
RETRACTION OF EXCHANGEABLE SHARES BY HOLDER
6.1	A holder of Exchangeable Shares shall be entitled at any time, subject to the exercise by Bowater Canadian Holdings of the Retraction Call Right and otherwise upon compliance with the provisions of this Article 6, to require AbitibiBowater Canada to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share equal to (a) the Current Market Price of an AbitibiBowater Common Share on the last Business Day prior to the Retraction Date, which shall be satisfied in full by AbitibiBowater Canada causing to be delivered to such holder one AbitibiBowater Common Share for each Exchangeable Share presented and surrendered by the holder, plus (b) the right to receive the full amount when paid of all unpaid dividends thereon for which the record date for such dividends has occurred prior to the Retraction Date (collectively the “Retraction Price”). To effect such redemption, the holder shall present and surrender at the registered office of AbitibiBowater Canada or at any office of the Transfer Agent as may be specified by AbitibiBowater Canada by notice to the holders of Exchangeable Shares the certificate or certificates representing the Exchangeable Shares which the holder desires to have AbitibiBowater Canada redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Canada Business Corporations Act and the by-laws of AbitibiBowater Canada and such additional documents and instruments as the Transfer Agent may reasonably require, and together with a duly executed statement (the “Retraction Request”) in the form of Schedule A hereto or in such other form as may be acceptable to AbitibiBowater Canada.
     (a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the “Retracted Shares”) redeemed by AbitibiBowater Canada;
     (b) stating the Business Day on which the holder desires to have AbitibiBowater Canada redeem the Retracted Shares (the “Retraction Date”), provided that the Retraction Date shall be not less than 10 Business Days nor more than 15 Business Days after the date on which the Retraction Request is received by AbitibiBowater Canada and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the fifteenth Business Day after the date on which the Retraction Request is received by AbitibiBowater Canada; and
     (c) acknowledging the overriding right (the “Retraction Call Right”) of Bowater Canadian Holdings to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to Bowater Canadian Holdings in accordance with the Retraction Call Right on the terms and conditions set out in Section 6.3 below.
6.2	Subject to the exercise by Bowater Canadian Holdings of the Retraction Call Right, upon receipt by AbitibiBowater Canada or the Transfer Agent in the manner specified in Section 6.1 hereof of a certificate or certificates representing the number of Exchangeable Shares which the holder desires to have AbitibiBowater Canada redeem, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, AbitibiBowater Canada shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the total Retraction Price with respect to such shares (provided that any unpaid dividends forming part of the Retraction Price shall be paid on the payment date for such dividends). If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Bowater Canadian Holdings pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of AbitibiBowater Canada.

6.3	Upon receipt by AbitibiBowater Canada of a Retraction Request, AbitibiBowater Canada shall immediately notify AbitibiBowater and Bowater Canadian Holdings thereof. In order to exercise the Retraction Call Right, Bowater Canadian Holdings must notify AbitibiBowater Canada of its determination to do so (the “Bowater Canadian Holdings Call Notice”) within five Business Days of notification to Bowater Canadian Holdings by AbitibiBowater Canada of the receipt by AbitibiBowater Canada of the Retraction Request. If Bowater Canadian Holdings delivers the Bowater Canadian Holdings Call Notice within such five Business Day time period, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Retraction Request shall thereupon be considered only to be an offer by the holder to sell the Retracted Shares to Bowater Canadian Holdings in accordance with the Retraction Call Right. In such event, AbitibiBowater Canada shall not redeem the Retracted Shares and Bowater Canadian Holdings shall purchase from such holder and such holder shall sell to Bowater Canadian Holdings on the Retraction Date the Retracted Shares for a purchase price (the “Purchase Price”) per share equal to the Retraction Price per share. For the purposes of completing a purchase pursuant to the Retraction Call Right, Bowater Canadian Holdings shall deposit with the Transfer Agent, on or before the Retraction Date, certificates representing AbitibiBowater Common Shares and shall waive any rights to receive any dividends which represent the amount of the remaining portion, if any, of the total Purchase Price (in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom by Bowater Canadian Holdings). Provided that Bowater Canadian Holdings has complied with the immediately preceding sentence, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by AbitibiBowater Canada of such Retracted Shares shall take place on the Retraction Date. In the event that Bowater Canadian Holdings does not deliver an Bowater Canadian Holdings Call Notice within such five Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, AbitibiBowater Canada shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 6.

6.4	AbitibiBowater Canada or Bowater Canadian Holdings as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the securities register of AbitibiBowater Canada for the Exchangeable Shares or at the address specified in the holder’s Retraction Request or by holding for pick-up by the holder at the registered office of AbitibiBowater Canada or at any office of the Transfer Agent as may be specified by AbitibiBowater Canada by notice to the holders of Exchangeable Shares, certificates representing the AbitibiBowater Common Shares (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request in payment of the total Retraction Price or the total Purchase Price, as the case may be, and on the applicable dividend payment date a cheque payable at par at any branch of the bankers of AbitibiBowater Canada in payment of the remaining portion, if any, of the total Retraction Price or the total Purchase Price, as the case may be (in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom), and such delivery of such certificates and cheque on behalf of AbitibiBowater Canada or by Bowater Canadian Holdings, as the case may be, or by the Transfer Agent shall be deemed to be payment and shall satisfy and discharge all liability for the total Retraction Price or total Purchase Price, as the case may be, to the extent that the same is represented by such share certificates and cheque (plus any tax deducted and withheld therefrom and remitted to the proper tax authority), unless such cheque is not paid on due presentation.

6.5	On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his proportionate part of the total Retraction Price or total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in Section 6.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by AbitibiBowater Canada or purchased by Bowater Canadian Holdings shall thereafter be considered and deemed for all purposes to be a holder of the AbitibiBowater Common Shares delivered to it.

6.6	Notwithstanding any other provision of this Article 6, AbitibiBowater Canada shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If AbitibiBowater Canada believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that Bowater Canadian Holdings shall not have exercised the Retraction Call Right with respect to the Retracted Shares, AbitibiBowater Canada shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by AbitibiBowater Canada. In any case in which the redemption by AbitibiBowater Canada of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, AbitibiBowater Canada shall redeem Retracted Shares in accordance with Section 6.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of AbitibiBowater Canada, representing the Retracted Shares not redeemed by AbitibiBowater Canada pursuant to Section 6.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the holder of any such Retracted Shares not redeemed by AbitibiBowater Canada pursuant to Section 6.2 of these share provisions as a result of solvency requirements of applicable law shall be deemed by giving the Retraction Request to require AbitibiBowater to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by AbitibiBowater to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

6.7	A holder of Retracted Shares may, by notice in writing given by the holder to AbitibiBowater Canada before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to Bowater Canadian Holdings shall be deemed to have been revoked.

ARTICLE 7
REDEMPTION OF EXCHANGEABLE SHARES BY ABITIBIBOWATER CANADA
7.1	Subject to applicable law, and provided Bowater Canadian Holdings has not exercised the Redemption Call Right, AbitibiBowater Canada shall on the Redemption Date redeem the whole of the then outstanding Exchangeable Shares for an amount per share equal to (a) the Current Market Price of an AbitibiBowater Common Share on the last Business Day prior to the Redemption Date, which shall be satisfied in full by AbitibiBowater Canada causing to be delivered to each holder of Exchangeable Shares one AbitibiBowater Common Share for each Exchangeable Share held by such holder, plus (b) the right to receive the full amount when paid of all unpaid dividends thereon for which the record date has occurred prior to the Redemption Date (collectively, the “Redemption Price”).

7.2	In any case of a redemption of Exchangeable Shares under this Article 7, AbitibiBowater Canada shall, at least 60 days before the Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by AbitibiBowater Canada or the purchase by Bowater Canadian Holdings under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder, provided, however, that in the event of a redemption of the Exchangeable Shares at the election of the Board of Directors (or a purchase by Bowater Canadian Holdings as a result thereof) upon a transaction being proposed that would result in Control of AbitibiBowater being acquired by any Person, AbitibiBowater Canada shall cause such notice to be sent at least the number of days prior to the Redemption Date established by the Board of Directors as the Board of Directors determines to be reasonably practicable under the circumstances, provided further, however, that in each case the accidental failure or omission to give such notice to fewer than 10% of the holders of the Exchangeable Shares shall not affect the validity of such notice of redemption. In either case, such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, the Redemption Date and, if applicable, particulars of the Redemption Call Right.

7.3	On or after the Redemption Date and subject to the exercise by AbitibiBowater Holdings of the Redemption Call Right, AbitibiBowater Canada shall cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender at the registered office of AbitibiBowater Canada or at any office of the Transfer Agent as may be specified by AbitibiBowater Canada in such notice of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Canada Business Corporations Act and the by-laws of AbitibiBowater Canada and such additional documents and instruments as the Transfer Agent may reasonably require. Payment of the total Redemption Price for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of AbitibiBowater Canada or by holding for pick-up by the holder at the registered office of AbitibiBowater Canada or at any office of the Transfer Agent as may be specified by AbitibiBowater Canada in such notice, on behalf of AbitibiBowater Canada of certificates representing AbitibiBowater Common Shares (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) and on the applicable dividend payment date a cheque of AbitibiBowater Canada payable at par at any branch of the bankers of AbitibiBowater Canada in respect of the full amount of any unpaid dividends comprising part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be withheld and remitted therefrom by AbitibiBowater Canada). On and after the Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided. AbitibiBowater Canada shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price of the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice (less any amounts withheld on account of tax required to be withheld and remitted therefrom by AbitibiBowater Canada). Upon the later of such deposit being made and the Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the total Redemption Price for such Exchangeable Shares so deposited, against presentation and surrender of the said certificate held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the AbitibiBowater Canada Shares delivered to them or the custodian on their behalf.
ARTICLE 8
PURCHASE FOR CANCELLATION
8.1	Subject to applicable law and the articles of AbitibiBowater Canada, AbitibiBowater Canada may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share together with an amount equal to all declared and unpaid dividends thereon for which the record date has occurred prior to the date of purchase. If in response to an invitation for tenders under the provisions of this Section 8.1, more Exchangeable Shares are tendered at a price or prices acceptable to AbitibiBowater Canada than AbitibiBowater Canada is prepared to purchase, the Exchangeable Shares to be purchased by AbitibiBowater Canada shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to AbitibiBowater Canada, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than AbitibiBowater Canada is prepared to purchase after AbitibiBowater Canada has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of AbitibiBowater Canada.
ARTICLE 9
VOTING RIGHTS
9.1	Except as required by applicable law, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of AbitibiBowater Canada or to vote at any such meeting.

ARTICLE 10
AMENDMENT AND APPROVAL
10.1	The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2	Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 25% of the outstanding Exchangeable Shares at that time are present or represented by proxy; provided that if at any such meeting the holders of at least 25% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.
ARTICLE 11
RECIPROCAL CHANGES, ETC.
IN RESPECT OF ABITIBIBOWATER COMMON SHARES
11.1	Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that AbitibiBowater will not without the prior approval of AbitibiBowater Canada and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions.
     (a) issue or distribute AbitibiBowater Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire AbitibiBowater Common Shares) to the holders of all or substantially all of the then outstanding AbitibiBowater Common Shares by way of such dividend or other distribution, other than an issue of AbitibiBowater Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire AbitibiBowater Common Shares) to holders of AbitibiBowater Common Shares who exercise an option to receive dividends in AbitibiBowater Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire AbitibiBowater Common Shares) in lieu of receiving cash dividends;
     (b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding AbitibiBowater Common Shares entitling them to subscribe for or to purchase AbitibiBowater Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire AbitibiBowater Common Shares);
     (c) issue or distribute to the holders of all or substantially all of the then outstanding AbitibiBowater Common Shares;

     (i) shares or securities of AbitibiBowater of any class other than AbitibiBowater Common Shares (other than shares convertible into or exchangeable for or carrying rights to acquire AbitibiBowater Common Shares);
     (ii) rights, options or warrants other than those referred to in Section 11.1(b) above;
     (iii) evidences of indebtedness of AbitibiBowater ; or
     (iv) assets of AbitibiBowater ,
unless the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Shares.
11.2	Each holder of an Exchangeable Share acknowledges that the Support Agreement further provides, in part, that AbitibiBowater will not without the prior approval of AbitibiBowater Canada and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions:
     (i) subdivide, redivide or change the then outstanding AbitibiBowater Common Shares into a greater number of AbitibiBowater Common Shares;
     (ii) reduce, combine, consolidate or change the then outstanding AbitibiBowater Common Shares into a lesser number of AbitibiBowater Common Shares; or
     (iii) reclassify or otherwise change the AbitibiBowater Common Shares or effect an amalgamation, merger, reorganization or other transaction affecting the AbitibiBowater Common Shares, unless the same or an economically equivalent change shall simultaneously be made to, or in, the rights of the holders of the Exchangeable Shares. The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions.
ARTICLE 12
ACTIONS BY ABITIBIBOWATER CANADA UNDER SUPPORT AGREEMENT
12.1	AbitibiBowater Canada will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by AbitibiBowater, Bowater, Bowater Canadian Holdings and AbitibiBowater Canada with all provisions of the Support Agreement applicable to AbitibiBowater , Bowater Canadian Holdings and AbitibiBowater Canada, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of AbitibiBowater Canada all rights and benefits in favour of AbitibiBowater Canada under or pursuant to such agreement.

12.2	AbitibiBowater Canada shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgivenest of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

     (a) adding to the covenants of the other party or parties to such agreement for the protection of AbitibiBowater Canada or the holders of the Exchangeable Shares thereunder;
     (b) making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares; or
     (c) making such changes in or corrections to such agreement which, on the advice of counsel to AbitibiBowater Canada, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.
ARTICLE 13
LEGEND
13.1	The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the provisions of the Plan of Arrangement relating to the Liquidation Call Right and the Redemption Call Right, and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights, exchange right and automatic exchange thereunder).
ARTICLE 14
NOTICES
14.1	Any notice, request or other communication to be given to AbitibiBowater Canada by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the Transfer Agent, with a copy addressed to the Secretary of AbitibiBowater Canada and addressed to the attention of the President of AbitibiBowater Canada. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Transfer Agent and AbitibiBowater Canada.

14.2	Any presentation and surrender by a holder of Exchangeable Shares to AbitibiBowater Canada or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of AbitibiBowater Canada or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of AbitibiBowater Canada or to such office of the Transfer Agent as may be specified by AbitibiBowater Canada, in each case addressed to the attention of the President of AbitibiBowater Canada. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by AbitibiBowater Canada or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

14.3	Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of AbitibiBowater Canada shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the securities register of AbitibiBowater Canada or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by AbitibiBowater Canada pursuant thereto.

EXHIBIT H
FORM OF
CERTIFICATE OF DESIGNATION
OF
SPECIAL VOTING STOCK
OF
ABITIBIBOWATER INC.

Pursuant to Section 151 of the General Corporation
Law of the State of Delaware

          AbitibiBowater Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that the following resolution was duly adopted by the Board of Directors of the Corporation at a special meeting of the Board of Directors held on [                    ], 200[7]:
          RESOLVED that, subject to the consummation of the transactions contemplated by the Combination Agreement and Agreement and Plan of Merger, dated as of January 29, 2007, among the Corporation, Bowater Incorporated, a Delaware corporation, Alpha-Bravo Merger Sub Inc., a Delaware corporation, Bowater Canada Inc., a corporation incorporated under the laws of Canada, and Abitibi-Consolidated Inc., a corporation amalgamated under the laws of Canada, and pursuant to the authority vested in the Board by the Amended and Restated Certificate of Incorporation of the Corporation, the Board does hereby create, authorize and provide for the issuance of Special Voting Stock, consisting of one share (the “Special Voting Stock”), having the designations, preferences, relative, participating, optional and other special rights and the qualifications, limitations and restrictions thereof that are set forth in the Restated Certificate of Incorporation of the Corporation and in this Resolution as follows:
          (a) Designation. There is hereby created out of the authorized and unissued shares of Serial Preferred Stock of the Corporation a series of Serial Preferred Stock designated as the “Special Voting Stock”. The number of shares constituting the Special Voting Stock shall be one.
          (b) Ranking. The Special Voting Stock shall, with respect to rights on liquidation, winding up and dissolution, rank (i) senior to all classes of common stock of the Corporation, and (ii) junior to any other class or series of Serial Preferred Stock of the Corporation.
          (c) Dividends. No dividend shall be payable to the holder of the share of Special Voting Stock.

          (d) Liquidation Preference. (i) Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, if the Special Voting Stock is then outstanding, the holder thereof shall be entitled to receive, out of the assets of the Corporation available for distribution to its stockholders, an amount equal to $10.00 before any distribution is made on the common stock of the Corporation or any other stock of the Corporation ranking junior to the Special Voting Stock as to distribution of assets on liquidation, dissolution or winding-up. After payment of the full amount of the liquidation preference of the outstanding share of Special Voting Stock, the holder of the share of Special Voting Stock shall not be entitled to any further participation in any distribution of assets of the Corporation.
          (ii) For the purposes of this paragraph (d), neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation nor the consolidation or merger of the Corporation with or into one or more other entities shall be deemed to be a liquidation, dissolution or winding-up of the Corporation.
          (e) Voting Rights. (i) The holder of Special Voting Stock, except as otherwise required under applicable law or as set forth in subparagraph (ii) below, shall not be entitled to vote on any matter required or permitted to be voted upon by the stockholders of the Corporation.
          (ii) At each annual or special meeting of stockholders of the Corporation, the holder of the Special Voting Stock shall be entitled to vote on all matters submitted to a vote of the holders of common stock of the Corporation, voting together with the holders of common stock of the Corporation as a single class (except as otherwise provided herein or by applicable law), and the holder of the Special Voting Stock shall be entitled to cast on any such matter a number of votes equal to the number of Exchangeable Shares (the “Exchangeable Shares”) of Bowater Canada Inc., a Canadian corporation (“Bowater Canada”), then outstanding (A) that are not owned by the Corporation or its affiliates and (B) as to which the holder of the Special Voting Stock has timely received voting instructions from the holders of such Exchangeable Shares in accordance with the Voting and Exchange Trust Agreement to be entered into among the Corporation, Bowater Canadian Holdings Incorporated, a corporation incorporated under the Companies Act (Nova Scotia), Bowater Canada and the trustee thereunder.
          (f) Conversion or Exchange. The holder of the share of Special Voting Stock shall not have any rights hereunder to convert such share into, or exchange such share for, shares of any other series or class of Capital Stock of the Corporation.
          (g) Reissuance of Special Voting Stock. If the share of Special Voting Stock is at any time redeemed, purchased or otherwise acquired by the Corporation in any manner, it shall after such redemption, purchase or other acquisition have the status of an authorized and unissued share of Serial Preferred Stock undesignated as to series and may be redesignated and reissued as part of any series of Serial Preferred Stock.

          (h) Redemption. The share of Special Voting Stock shall not be subject to redemption, except that at such time as no Exchangeable Shares (other than Exchangeable Shares owned by the Corporation and its affiliates) shall be outstanding, the Special Voting Stock shall automatically be redeemed and canceled, with an amount equal to $10.00 due and payable upon such redemption.
          (i) Restrictions. So long as any Exchangeable Shares (other than Exchangeable Shares owned by the Corporation and its affiliates) shall be outstanding, the number of shares comprising the Special Voting Stock shall not be increased or decreased and no other term of the Special Voting Stock shall be amended, except upon approval of the holder of the outstanding share of Special Voting Stock. So long as the share of Special Voting Stock is outstanding, the Corporation shall (i) fully comply with all terms of the Exchangeable Shares applicable to the Corporation and with all contractual obligations of the Corporation associated with such Exchangeable Shares and (ii) not amend, alter, change or repeal this paragraph (i) except upon the approval of the holder of the outstanding share of Special Voting Stock.
          (j) Certain Definitions. As used in this Certificate of Designation, the following terms shall have the following meanings (and (i) terms defined in the singular have comparable meanings when used in the plural and vice versa, (ii) “including” means including without limitation and (iii) “or” is not exclusive, unless the context otherwise requires):
          “Special Voting Stock” means the Special Voting Stock of the Corporation.
          “Board” means the Board of Directors of the Corporation or any committee thereof duly authorized to act on behalf of such Board.
          “Capital Stock” means, with respect to any Person, any shares or other equivalents (however designated) of corporate stock, partnership interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest in such Person, including Preferred Stock, but excluding any debt security convertible or exchangeable into such equity interest.
          “Person” means any individual, corporation, company (including any limited liability company), partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.
          “Preferred Stock” means any Capital Stock of a Person, however designated, that entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of any other class of Capital Stock issued by such Person.

          IN WITNESS WHEREOF, the undersigned has caused this Amended Certificate of Designations to be duly executed in its corporate name by its duly authorized officer.
          Dated:

ABITIBIBOWATER INC.

By:
Name:
Title:

H-4